'33 Act File No. 333- 169879
'40 Act File No. 811- 0 8301
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6

REGISTRATION UNDER THE SECURITIES ACT OF 1933
Pre-effective Amendment No. 1	☑
Post-effective Amendment No.	☐

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
Amendment No. XX	☑
(Check appropriate box or boxes.)

NATIONWIDE VLI SEPARATE ACCOUNT-4
(Exact Name of Registrant)

NATIONWIDE LIFE INSURANCE COMPANY
(Name of Depositor)

One Nationwide Plaza
Columbus, Ohio 43215
(Address of Depositor's Principal Executive Offices)  (Zip Code)

Depositor's Telephone Number, including Area Code:  (614) 249-7111

Robert W. Horner, III
Vice President and Secretary
One Nationwide Plaza
Columbus, Ohio 43215
(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering:  As soon as practicable after effectiveness of registration statement.

The Registrant hereby agrees to amend this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Nationwide Future Executive VUL

Individual Flexible Premium Adjustable Variable Universal Life Insurance Policies

issued by

Nationwide Life Insurance Company

through

Nationwide VLI Separate Account-4

The date of this prospectus is ____________

PLEASE KEEP THIS PROSPECTUS FOR FUTURE REFERENCE

Variable life insurance is complex; this prospectus is designed to help you become as fully informed as possible in making your decision to purchase or not purchase the variable life insurance policy it describes.  Prior to your purchase, we encourage you to take the time to understand the policy, its potential benefits and risks, and how it might or might not benefit you.  In consultation with your financial adviser, you should use this prospectus in conjunction with the policy and illustration to compare the benefits and risks of this policy against other life insurance policies and alternative investment instruments.

Please read this entire prospectus along with your policy and consult with a trusted financial adviser.  If you have policy-specific questions or need additional information, contact us.

Telephone:	1-877-351-8808
TDD:	1-800-238-3035
Internet:	www.nationwide.com
U.S. Mail:	Nationwide Life Insurance Company
Corporate Insurance Markets One Nationwide Plaza (1-11-401)
Columbus, OH 43215-2220

This prospectus is not an offering in any jurisdiction where such offering may not lawfully be made.  Not all terms, conditions, benefits, programs, features and investment options are available or approved for use in every state.

These securities have not been approved or disapproved by the SEC nor has the SEC passed upon the accuracy or adequacy of the prospectus.  Any representation to the contrary is a criminal offense.

This policy is NOT: FDIC insured; a bank deposit; available in every state; or insured or endorsed by a bank or any federal government agency.
This policy MAY decrease in value to the point of being valueless.

The purpose of this policy is to provide life insurance protection for the Beneficiary that you name.  If your primary need is not life insurance protection, then purchasing this policy may not be in your best interest.  We make no claim that the policy is in any way similar or comparable to a systematic investment plan of a mutual fund.

The policy includes an Enhancement Benefit which is a partial return of charges upon certain surrenders.  Policies without such a benefit may have lower overall charges when compared to the policies described in this prospectus.  The value of this benefit may be more than off-set by the higher overall charges associated with having such a benefit.

In thinking about buying the policy to replace existing life insurance, please carefully consider its advantages versus those of the policy you intend to replace, as well as any replacement costs.  As always, consult your financial adviser.

We offer a variety of variable universal life policies.  Despite offering substantially similar features and investment options, certain policies may have lower overall charges than others, including this policy.  These differences in charges may be attributable to differences in sales and related expenses incurred in one distribution channel versus another.   The policy is intended to be sold through corporate sponsored benefit programs .  When purchased in connection with such benefit programs, the policy may qualify for simplified underwriting.  Simplified underwriting means that a physical examination to obtain medical information on the Insured is generally not required to issue the policy.

Table of Contents
Page
In Summary: Policy Benefits	1
In Summary: Policy Risks	2
In Summary: Fee Tables	4
Policy Investment Options	8
Fixed Investment Option
Variable Investment Options
Valuation of Accumulation Units
How Sub-Account Investment Experience is Determined
Transfers Among and Between the Policy Investment Options	10
Sub-Account Transfers
Fixed Account Transfers
Submitting a Transfer Request
The Policy	11
Generally
Use of the Policy
Policy Owner and Beneficiaries
Purchasing a Policy
Right to Cancel (Free Look Period)
Premium Payments
Cash Value
Enhancement Benefit
Changing the Amount of Insurance Coverage
Right of Conversion
Exchanging the Policy Terminating the Policy
Assigning the Policy
Reports and Illustrations
Policy Riders	18
Change of Insured Rider
Supplemental Insurance Rider
Policy and Rider Charges	18
Percent of Premium Charge
Illustration Charge
Partial Surrender Fee
Administrative Expense Charge
Cost of Insurance Charge
Per $1,000 of Specified Amount Charge
Variable Account Asset Charge
Rider Charges
Mutual Fund Operating Expenses
A Note on Charges
Information on Underlying Mutual Fund Payments
Policy Loans	22
Loan Amount and Interest Charged
Collateral and Interest Earned
Net Effect of Policy Loans
Repayment
Lapse	23
Grace Period
Reinstatement
Surrenders	23
Full Surrender
Partial Surrender
Preferred Partial Surrenders

Table of Contents (continued)
The Death Benefit	24
Calculation of the Death Benefit
Death Benefit Options
Changes in the Death Benefit Option
The Minimum Required Death Benefit
The Maximum Death Benefit
Incontestability
Suicide
Policy Maturity	26
Generally
Extending Coverage Beyond the Maturity Date
Payment of Policy Proceeds	27
Taxes	27
Types of Taxes
Buying the Policy
Investment Gain in the Policy
Periodic Withdrawals, Non-Periodic Withdrawals and Loans
Surrendering the Policy; Maturity
Withholding
Exchanging the Policy for Another Life Insurance Policy
Taxation of Death Benefits
Terminal Illness
Special Considerations for Corporations
Taxes and the Value of Your Policy
Business Uses of the Policy
Non-Resident Aliens and Other Persons Who are not Citizens of the United States
Tax Changes
Nationwide Life Insurance Company	32
Nationwide VLI Separate Account-4	32
Organization, Registration and Operation
Addition, Deletion or Substitution of Mutual Funds
Voting Rights
Legal Proceedings	33
Nationwide Life Insurance Company
Nationwide Investment Services Corporation
Financial Statements	36
Appendix A: Sub-Account Information	37
Appendix B: Definitions	47
Appendix C: Factors Used in Calculating the Enhancement Benefit	49
Appendix D: Examples of Policy Charge Blending	50
Appendix E: State Variations	52

Appendix B: Definitions defines certain words and phrases used in this prospectus.

Appendix E: State Variations describes state variations to certain disclosures in this prospectus.

In Summary: Policy Benefits

Death Benefit

The primary benefit of your policy is life insurance coverage.  We will pay the Death Benefit Proceeds upon the Insured's death if the Insured dies while your policy is In Force.  The policy is In Force when: the policy has been issued; the Insured is living; the policy has not been surrendered for its Cash Surrender Value; and the policy has not Lapsed.

Your Choice of Death Benefit Options

You may choose one of three available d eath b enefit options.

Option One: The Death Benefit is the greater of the Total Specified Amount or the Minimum Required Death Benefit under federal tax law.

Option Two: The Death Benefit is the greater of the Total Specified Amount plus the Cash Value or the Minimum Required Death Benefit under federal tax law.

Option Three: The Death Benefit is the greater of the Total Specified Amount plus accumulated Premium payments (less any partial surrenders) or the Minimum Required Death Benefit under federal tax law.

Choice of Policy Proceeds

You or the Beneficiary may choose to receive the Policy Proceeds in a lump sum, or the Proceeds can be left on deposit with us in an interest-bearing account.

Coverage Flexibility

Subject to conditions, you may:

•	change the d eath b enefit option;

•	increase or decrease the Base Specified Amount and/or Rider Specified Amount;

•	change your Beneficiaries; and

•	change who owns the policy.

Access to Cash Value

Subject to conditions, you may:

•	take a policy loan of no more than 90% of the Cash Value allocated to the Sub-Accounts plus 100% of the Cash Value allocated to the fixed account. The minimum loan amount is $500;

•	take a partial surrender of at least $500; and

•	surrender the policy for its Cash Surrender Value at any time while the policy is In Force. The Cash Surrender Value will be the Cash Value, less Indebtedness, plus any Enhancement Benefit.

Premium Flexibility

You select a Premium payment schedule (monthly, quarterly, semi-annual or annual) for the policy at the time of application.  In general, it is expected that Premium payments will be made according to the elected schedule. However, within limits, you may vary the frequency and amount of Premium payments, and may even be able to skip making a Premium payment.  The policy will continue to remain In Force as long as the Cash Value is sufficient to pay the policy charges, including any Rider charges.  If the Cash Value is not sufficient to pay the policy charges, payment of additional Premium will be required to prevent the policy from lapsing.

Investment Options

You may choose to allocate Net Premiums to the fixed account, subject to certain restrictions, or to one or more variable investment options.

The fixed account will earn interest daily at an annual effective rate of at least 2%.

The variable investment options offered under the policy are mutual funds designed to be underlying investment options of variable insurance products.  Nationwide VLI Separate Account-4 contains one Sub-Account for each of the mutual funds offered in your policy.  Your variable account Cash Value will depend on the Investment Experience of the Sub-Accounts you choose.  A comprehensive discussion of the risks associated with the underlying mutual funds can be found in the applicable mutual fund prospectus.

Transfers Between and Among Investment Options

You may transfer between the fixed account and variable investment options, subject to conditions.  You may transfer among the Sub-Accounts within limits.  We have implemented procedures intended to reduce the potentially detrimental impact that disruptive trading has on Sub-Account Investment Experience.

Taxes

Generally, you will not be taxed on any earnings of the policy unless you make a withdrawal.  This is known as tax deferral.  Also, your Beneficiary generally will not have to include the Death Benefit Proceeds as taxable income.

Assignment

You may assign the policy as collateral for a loan or another obligation while the policy is In Force.

Examination Right

For a limited time, you may cancel the policy and receive a refund.  When you cancel the policy during the examination period, the amount we refund will be the policy's Cash Value or, in certain states, the greater of the initial Premium payment or the policy's Cash Value.  If the policy is canceled, we will treat the policy as if it was never issued.

Riders

You may purchase one or more of the available Riders and there may be an additional charge .  Rider availability varies by state.   For a summary of Rider availability by state, see "Appendix E: State Variations".   The following Riders may be available:

•	Change of Insured Rider (automatically issued at no charge)

•	Supplemental Insurance Rider

In Summary: Policy Risks

Improper Use

Variable universal life insurance is not suitable as an investment vehicle for short-term savings.  It is designed for long-term financial planning.    You will incur fees at the time of purchase that may more than offset any favorable Investment Experience.  If it is expected that access to the policy's Cash Value will be needed in the near future, the policy should not be purchased.

Unfavorable Investment Experience

The Sub-Accounts you choose may not generate a sufficient return to prevent the policy from Lapsing.  Poor Investment Experience could cause the Cash Value of your policy to decrease, which could result in a Lapse of insurance coverage.

Effect of Partial Surrenders and Policy Loans on Investment Experience and the Death Benefit

Partial surrenders and policy loans may accelerate a Lapse of insurance coverage.  When you take a partial surrender or policy loan, the Cash Value of your policy available for allocation to the Sub-Accounts and/or fixed account is reduced and you lose the ability to generate Sub-Account Investment Experience on the surrendered/loaned amounts.  Thus, the remainder of your policy's Cash Value would have to generate sufficient investment return to cover policy and Sub-Account charges to keep the policy In Force (at least until you repay the policy loan or make another Premium payment).  Policy loans decrease the policy's Death Benefit.  Partial surrenders may also decrease the Death Benefit and Total Specified Amount depending on how the d eath b enefit option relates to the policy's Cash Value and whether the partial surrender qualifies as a "preferred" partial surrender.  The policy has a Grace Period and the opportunity to reinstate insurance coverage.  Under certain circumstances, however, the policy could terminate without value and insurance coverage would cease.

Adverse Tax Consequences

Existing federal tax laws that benefit this policy may change at any time.  These changes could alter the favorable federal income tax treatment the policy enjoys, such as the deferral of taxation on the gains in the policy's Cash Value and the exclusion of the Death Benefit Proceeds from the taxable income of the policy's Beneficiary.  Partial and full surrenders of the policy may be subject to taxes.  The income tax treatment of the surrender of Cash Value is different in the event the policy is treated as a modified endowment contract under the Code.  Generally, tax treatment of modified endowment contracts is less favorable when compared to having the policy treated as a life insurance policy that is not a modified endowment contract.  For example, distributions and loans from modified endowment contracts may be currently taxable as ordinary income, not a return of investment.  For more detailed information concerning the tax consequences of this policy please see the "Taxes" section of this prospectus.   For detailed information regarding tax treatment of modified endowment contracts, please see the "Periodic Withdrawals, Non-Periodic Withdrawals and Loans" sub- section of the "Taxes" section.  Consult a qualified tax adviser on all tax matters involving your policy.

The proceeds of a life insurance policy are includible in the Insured's gross estate for federal income tax purposes if either (a) the proceeds are payable to the executor of the estate of the Insured; or (b) the Insured, at any time within three years prior to his or her death, possessed any incident of ownership in the policy.  For this purpose, the Treasury Regulations provide that the term "incident of ownership" is to be construed very broadly, and includes any right that the Insured may have with respect to the economic benefits in the policy, such as the power to change the Beneficiary, surrender or cancel the policy, assign (or revoke the assignment of) the policy, pledge the policy for a loan, or obtain a loan against the policy.  Consult a qualified tax adviser on all tax matters involving your policy.

Fixed Account Transfer Restrictions and Limitations

In addition to allocating Net Premium to one or more of the Sub-Accounts described above, you may direct part of the Net Premium into the fixed account.

Transfers to the fixed account.  Subject to limitations, you may transfer amounts to the fixed account from the Sub-Accounts.  Except as outlined in the "Right of Conversion" sub-section of "The Policy" section, we reserve the right to limit the allocations to the fixed account to no more than 25% of the Cash Value.

Transfers from the fixed account.  We reserve the right to limit you to one transfer from the fixed account to the Sub-Accounts during any ninety day period.  We reserve the right to limit the amount that you may transfer during a policy year to the greater of:  (a) 10% of that portion of the Cash Value attributable to the fixed account at the end of the prior policy year, and (b) 120% of the amount transferred from the fixed account during the preceding policy year.   If such transfer is permitted, no penalty or market adjustment will be imposed .

Sub-Account Limitations

Frequent trading among the Sub-Accounts may dilute the value of Accumulation Units, cause the Sub-Account to incur higher transaction costs, and interfere with the Sub-Accounts' ability to pursue their stated investment objectives.  This could reduce Investment Experience and result in a lower Cash Value.  We have instituted procedures to minimize disruptive transfers.  While we expect these procedures to reduce the adverse effect of disruptive transfers, we cannot ensure that we have eliminated these risks.

Sub-Account Investment Risk

A comprehensive discussion of the risks of the mutual funds held by each Sub-Account may be found in each mutual fund's prospectus.  Read each mutual fund's prospectus before investing.  Free copies of each mutual fund's prospectus may be obtained by contacting us at the address or phone number stated on page 1 of this prospectus.

In Summary: Fee Tables

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the policy.  The first table describes the fees and expenses that you will pay at the time that you pay Premium , request policy illustrations, or surrender a portion of the policy .

Transaction Fees
Charge	When Charge is Deducted	Amount Deducted
Percent of Premium Charge1 Maximum:	Upon making a Premium payment	Policy Year 1 2 12% of Premium received up to Target Premium; 12% of Premium received that exceeds Target Premium
Currently:		Policy Year 12 10% of Premium received up to Target Premium; 4% of Premium received that exceeds Target Premium
Illustration Charge3 Maximum:	If illustration requests exceed 10 in any 12 month period	$25
Currently:		$ 25
Partial Surrender Fee	Upon a partial surrender
Maximum:		$25
Currently:		$0

The next table describes the fees and expenses that you will pay periodically during the time that you own the policy, not including mutual fund operating expenses.

Periodic Charges Other Than Mutual Fund Operating Expenses4
Charge	When Charge is Deducted	Amount Deducted From Cash Value
Cost of Insurance5	Monthly
Maximum:		$83.33 per $1,000 of Net Amount At Risk
Minimum:		$0.03 per $1,000 of Net Amount At Risk
Representative: an individual Insured, unisex, Issue Age 40, non-tobacco, Total Specified Amount and Base Specified Amount $250,000, Death Benefit Option One, policy year ten and issued on a guaranteed issue basis
$0.20 per $1,000 of Net Amount At Risk
Supplemental Insurance Rider Cost of Insurance Charge6

Maximum:
Minimum:

Representative: an individual Insured, unisex, Issue Age 40, non-tobacco, Total Specified Amount and Base Specified Amount $250,000, Death Benefit Option One, policy year one and issued on a guaranteed issue basis
	Monthly	$83.33 per $1,000 of Rider Net Amount At Risk $0.01 per $1,000 of Rider Net Amount At Risk $0.10 per $1,000 of Rider Net Amount At Risk
Flat Extra7	Monthly
Maximum:		$2.08 per $1,000 of Net Amount At Risk for each Flat Extra assessed
Per $1,000 of Base Specified Amount Charge8

Maximum:

Minimum:

Representative: an individual Insured, unisex, Issue Age 40, non-tobacco, Total Specified Amount and Base Specified Amount $250,000, Death Benefit Option One, policy year one and issued on a guaranteed issue basis
	Monthly	$0.40 per $1,000 of Base Specified Amount $0.01 per $1,000 of Base Specified Amount $0.08 per $1,000 of Base Specified Amount

Representative costs may vary from the cost you would incur.  Ask for an illustration or see the Policy Data Pages for more information on the costs applicable to your policy.

Periodic Charges Other Than Mutual Fund Operating Expenses4
Charge	When Charge is Deducted	Amount Deducted From Cash Value
Supplemental Insurance Rider Per $1,000 of Rider Specified Amount Charge9
Maximum:

Minimum:

Representative: an individual Insured , unisex, Issue Age 40, non-tobacco, Total Specified Amount and Base Specified Amount $250,000, Death Benefit Option One,  policy year one and issued on a guaranteed issue basis

	Monthly	$0.40 per $1,000 of Rider Specified Amount $0.01 per $1,000 of Rider Specified Amount $0.02 per $1,000 of Rider Specified Amount
Variable Account Asset Charge10	Daily, based on an annual effective rate
Maximum:		0.90% of variable Cash Value
Currently:		0.25% of variable Cash Value
Administrative Per Policy Expense Charge	Monthly
Maximum:		$10 per policy
Currently:		$5 per policy
Policy Loan Interest Charge11	Annually
Maximum:		3.50% of outstanding policy loan
Currently:		2.80% of outstanding policy loan

Representative costs may vary from the cost you would incur.  Ask for an illustration or see the Policy Data Pages for more information on the costs applicable to your policy.

The next item shows the minimum and maximum total operating expenses, as of December 31, 2009, charged by the underlying mutual funds that you may pay periodically during the time that you own the policy.  More detail concerning each mutual fund's fees and expenses is contained in the mutual fund's prospectus.  Please contact us, at the telephone numbers or address on the first page of this prospectus, for free copies of the prospectuses for the mutual funds available under the policy.

Total Annual Mutual Fund Operating Expenses
Total Annual Mutual Fund Operating Expenses (expenses that are deducted from the mutual fund assets, including management fees, distribution (12b-1) fees, and other expenses)	Minimum 0.29%	Maximum 1.63%

1 The Percent of Premium Charge is assessed each time a Premium payment is received.  The Percent of Premium Charge will depend on whether the Target Premium for the year in which the Premium is received has been reached.  The Percent of Premium Charge is composed of two components, the Sales Load component and the Premium Tax component.  The Percent of Premium Charge is intended to partially recoup costs associated with the sale of the policy as well as premium taxes.  The actual amount a taxing authority assesses may not equal the Premium Tax charged.  If the actual tax liability is more or less, we will not adjust the charge retroactively.  We may profit from this charge.   The maximum Percent of Premium Charge in the table reflects the maximum that may be charged.  For additional information see the "Percent of Premium Charge" sub-section of the "Policy and Rider Charges" section of this prospectus.

2 For the applicable charge for all policy years after policy year 1, please refer to the "Percent of Premium Charge" sub-section of the "Policy and Rider Charges" section of this prospectus.

3 The Illustration Charge is only charged for illustration of In Force policies where the number of requested illustrations exceeds ten in any twelve month period.  You will be expected to pay the Illustration Charge by check at the time of the request.  This charge will not be deducted from your policy's Cash Value.

4 Except for the Variable Account Asset Charge, which is only deducted proportionally from the Sub-Accounts, all charges described in the "Periodic Charges Other Than Mutual Fund Operating Expenses" table are taken proportionally from the Sub-Accounts and the fixed account.   Additionally, the representative costs provided may vary from the cost you would incur.  Request an illustration or refer to the Policy Data Pages for more information on costs applicable to your policy.

5 The Cost of Insurance per $1,000 of Net Amount At Risk Charge varies according the Insured's sex classification (male, female or unisex), age, underwriting class, tobacco use, Substandard Ratings and the number of years from the Policy Date, or effective date of a Total Specified Amount increase.  The Cost of Insurance per $1,000 of Net Amount At Risk for the base policy may be different than the Cost of Insurance per $1,000 of Net Amount At Risk for the Supplemental Insurance Rider.  The maximum charge assumes: the Insured is male, Issue Age 75, standard tobacco, and policy year 36.  Other sets of assumptions may also produce the maximum charge.  The minimum charge assumes:  the Insured is female, Issue Age 24, standard non-tobacco preferred, and policy year 1.  Other sets of assumptions may also produce the minimum charge.  The charges shown are rounded up to the nearest one-hundredth decimal place and may not be representative of the charges that a particular policy owner may pay.  For a detailed description of the Cost of Insurance per $1,000 of Net Amount At Risk Charge see the "Cost of Insurance Charge" sub-section of the "Policy and Rider Charges" section of this prospectus.

6 The Supplemental Insurance Rider Cost of Insurance Charge will only be assessed if you purchase this optional Rider.  The Suppl e mental Insurance Rider Cost of Insurance Charge varies according to the Insured's sex classification (male, female or unisex), age, underwriting class, tobacco use, Substandard Ratings, and the number of years from the Policy Date, or effective date of a Total Specified Amount increase.  The maximum charge assumes: the Insured is male, Issue Age 75, standard tobacco, and policy year 42.  Other sets of assumptions may also produce the maximum charge.  The minimum charge assumes:  the Insured is female, Issue Age 25, standard non-tobacco preferred, and policy year 1.  Other sets of assumptions may also produce the minimum charge.   The charges shown are rounded up to the nearest one-hundredth decimal place and may not be representative of the charges that a particular policy owner may pay.  For a detailed description of the Supplemental Insurance Rider Cost of Insurance Charge see the "Rider Charges" sub-section of the "Policy and Rider Charges" section of this prospectus.

7 The Flat Extra is a component in the calculation of the base policy Cost of Insurance per $1,000 of Net Amount At Risk Charge and any Supplemental Insurance Rider Cost of Insurance per $1,000 of Net Amount At Risk Charge.  It is only applicable if certain factors result in an Insured having a Substandard Rating.  For additional information, refer to the "Cost of Insurance" sub-section of the "Policy and Rider Charges" section of this prospectus.

8 The Per $1,000 of Specified Amount Charge is only assessed on the Base Specified Amount. A different and separate charge will be applied for any Rider Specified Amount under the Supplemental Insurance Rider.   The Per $1,000 of Specifed Amount Charge varies by policy based on the length of time the policy has been In Force.  The maximum charge applies to all policy years.  The representative charge applies to policy years 1 through 20.  The minimum charge assumes: policy year 21 and beyond.  The charges shown may not be representative of the charges that a particular policy owner may pay.  For a more detailed description of the charge, including a complete schedule of charges, see the "Per $1,000 of Specified Amount" sub-section of the "Policy and Rider Charges" section of this prospectus.  For policies purchased in the state of New York, the maximum charge is $0.085 Per $1,000 of  Base Specified Amount.

9 The Supplemental Insurance Rider Per $1,000 of Rider Specified Amount Charge is only assessed on the Rider Specified Amount.  A different and separate charge will be applied for any Base Specified Amount under the policy.  The Supplemental Insurance Rider Per $1,000 of Rider Specified Amount Charge varies by policy based on the length of time the policy has been In Force and the Base Specified Amount.  The maximum charge applies to all policy years.  The representative charge applies to policy years 1 through 20.  The minimum charge assumes: policy year 21 and beyond.  The charges shown may not be representative of the charges that a particular policy owner may pay.  For a more detailed description of the charge, including a complete schedule of charges and an example of how the Supplemental Rider Per $1,000 of Rider Specified Amount Charge is blended with the base policy Per $1,000 of Specified Amount Charge, see the "Supplemental Insurance Rider Per $1,000 of Rider Specified Amount Charge" in the "Rider Charges" sub-section of the "Policy and Rider Charges" section of this prospectus.  For policies purchased in the state of New York, the maximum charge is $0.085 Per $1,000 of Rider Specified Amount.

10 The Variable Account Asset Charge varies by policy based on the amount of Cash Value allocated to the Sub-Accounts.  The maximum Variable Account Asset Charge shown in the table reflects the maximum that may be charged in any policy month based on any dollar amount allocated to the Sub-Accounts.

11 For more information, see the "Net Effect of Policy Loans" sub-section of the "Policy Loans" section of this prospectus.

Policy Investment Options

You designate how your Net Premium payments are allocated among the Sub-Accounts and/or the fixed investment option.  Allocation instructions must be in whole percentages and the sum of the allocations must equal 100%.

Fixed Investment Option

There is currently one fixed investment option available under the policy: the fixed account. Net Premium that is allocated to the fixed investment option is held in the fixed account, which is part of our general account.  The general account is not subject to the same laws as the separate account.  The SEC has not reviewed the disclosures in this prospectus relating to the fixed account.

The general account contains all of our assets other than those in the separate account, and funds the fixed account.  These assets are subject to our general liabilities from business operations and are used to support our insurance and annuity obligations.  We bear the full investment risk for all amounts allocated to the fixed account.  The amounts allocated to the fixed account will not share in the investment performance of our general account.  Rather, the investment income earned on your allocation to the fixed account will be based on varying interest crediting rates that we set.

We guarantee that the amounts you allocate to the fixed account will be credited interest daily at a net effective annual interest rate of no less than 2%.  Interest crediting rates are set at the beginning of each calendar quarter, but are subject to change at any time, in our sole discretion.   We will provide written notice to you if we change the interest crediting rates at a time other than the beginning of a calendar quarter.   We will credit any interest in excess of the guaranteed interest crediting rate at our sole discretion.  You assume the risk that the actual interest crediting rate may not exceed the guaranteed interest crediting rate.  Premiums applied to the policy at different times may receive different interest crediting rates.  Interest that we credit to the fixed account may be insufficient to pay the policy's charges.

We reserve the right to limit the frequency and amount of transfers involving the fixed account.  For restrictions on fixed account transfers, see the "Fixed Account Transfers" sub-section in the "Transfers Among and Between the Policy Investment Options" section of this prospectus.

It is important to remember any guaranteed benefits or interest crediting associated with the fixed account is a general account obligation of Nationwide.  This means that any guaranteed benefits, interest crediting or your right to receive payment is subject to our claims paying ability and may be subordinate to other claims on our general account in the event we become insolvent .

Variable Investment Options

The variable investment options available under the policy are Sub-Accounts that correspond to mutual funds that are registered with the SEC.  The mutual funds' registration with the SEC does not involve the SEC's supervision of the management or investment practices or policies of the mutual funds.  The mutual funds listed are designed primarily as investments for variable annuity contracts and variable life insurance policies issued by insurance companies.

  Underlying mutual funds in the variable account are NOT publicly traded mutual funds.  They are only available as investment options in variable life insurance policies or variable annuity contracts issued by life insurance companies, or in some cases, through participation in certain qualified pension or retirement plans.

The investment advisers of the underlying mutual funds may manage publicly traded mutual funds with similar names and investment objectives.  However, the underlying mutual funds are NOT directly related to any publicly traded mutual fund.  Policy owners should not compare the performance of a publicly traded fund with the performance of an underlying mutual fund participating in the separate account.  The performance of the underlying mutual funds could differ substantially from that of any publicly traded funds.

The particular underlying mutual funds available under the policy may change from time to time.  Specifically, underlying mutual funds or underlying mutual fund share classes that are currently available may be removed or closed off to future investment.  New underlying mutual funds or new share classes of currently available underlying mutual funds managed by certain financial institutions, brokerage firms or their affiliates may be added to the separate account.  These additional underlying mutual funds may be offered exclusively to purchasing customers of the particular financial institution or brokerage firm, or through other exclusive distribution arrangements.  Policy owners will receive notice of any such changes that affect their policy investment options.

Each Sub-Account's assets are held separately from the assets of the other Sub-Accounts, and each Sub-Account portfolio has investment objectives and policies that are different from those of the other Sub-Accounts.  The result is that each Sub-Account operates independently of the other Sub-Accounts so the income or losses of one Sub-Account will not affect the Investment Experience of any other Sub-Account.

The Sub-Accounts available through this policy invest in underlying mutual funds of the companies listed below.  For a complete list of the available Sub-Accounts, see "Appendix A: Sub-Account Information."  Appendix A also contains information about the underlying mutual fund a Sub-Account invests in, including its investment objective, adviser, and sub-adviser, if applicable.  For more information on the underlying mutual funds, please refer to the prospectus for the mutual fund.   You may obtain a prospectus for any of the underlying mutual funds available under the policy free of charge by contacting us at the address or telephone number on the first page of this prospectus.

•	AllianceBernstein Variable Products Series Fund, Inc.
•	American Century Variable Portfolios, Inc.
•	American Funds Insurance Series
•	BlackRock Variable Series Funds, Inc.
•	Davis Variable Account Fund, Inc.

•	Dreyfus
•	Dreyfus Investment Portfolios
•	Dreyfus Variable Investment Fund
•	DWS Variable Series II
•	Federated Insurance Series
•	Fidelity Variable Insurance Products Fund
•	Franklin Templeton Variable Insurance Products Trust
•	Invesco
•	Invesco Van Kampen
•	Ivy Funds Variable Insurance Portfolios, Inc.
•	Janus Aspen Series
•	Lazard Retirement Series, Inc.
•	Legg Mason Partners Variable Equity Trust
•	Lincoln Variable Insurance Products Trust
•	MFS® Variable Insurance Trust
•	MFS® Variable Insurance Trust II
•	Nationwide Variable Insurance Trust
•	Neuberger Berman Advisers Management Trust
•	Oppenheimer Variable Account Funds
•	PIMCO Variable Insurance Trust
•	Pioneer Variable Contracts Trust
•	Putnam Variable Trust
•	Royce Capital Fund
•	T. Rowe Price Equity Series, Inc.
•	The Universal Institutional Funds, Inc.
•	Van Eck Variable Insurance Products Trust
•	Wells Fargo Advantage Funds

Valuation of Accumulation Units

We account for the value of a policy owner's interest in the Sub-Accounts by using Accumulation Units.  The value of each Accumulation Unit varies daily based on the Investment Experience of the underlying mutual fund in which the Sub-Account invests.  We use each underlying mutual fund's Net Asset Value ("NAV") per share to calculate the daily Accumulation Unit value for the corresponding Sub-Account.  Note, however, that the Accumulation Unit value will not equal the underlying mutual fund's NAV.  This daily Accumulation Unit valuation process is referred to as "pricing" the Accumulation Units.  See, the "How Sub-Account Investment Experience is Determined" sub-section below for a description of how the number of Accumulation Units representing a policy owner's interest is determined and how they are priced.

Accumulation Units are priced as of the New York Stock Exchange's ("NYSE") close of business, normally 4:00 p.m. Eastern Time, on each day that it is open for business.  Any transaction submitted on a day when the NYSE is closed or after it has closed for the day, will be priced as of the next Valuation Period that the NYSE is open for business.  Accordingly, we will not price Accumulation Units on these recognized holidays:

●New Year's Day	●Independence Day
●Martin Luther King, Jr. Day	●Labor Day
●Presidents' Day	●Thanksgiving Day
●Good Friday	●Christmas
●Memorial Day

In addition, we will not price Accumulation Units if:

(1)	trading on the NYSE is restricted;

(2)	an emergency exists making disposal or valuation of securities held in the separate account impracticable; or

(3)	the SEC, by order, permits a suspension or postponement for the protection of security holders.

SEC rules and regulations govern when the conditions described in items (2) and (3) exist.

How Sub-Account Investment Experience is Determined

A policy owner's variable account value is based on their allocations to the Sub-Accounts.  Sub-Account allocations are accounted for in Accumulation Units.  A policy owner's interest in the Sub-Accounts is represented by the number of Accumulation Units they own.  The number of Accumulation Units associated with a given Sub-Account allocation is determined by dividing the dollar amount allocated to the Sub-Account by the Accumulation Unit value for the Sub-Account.   The number of Accumulation Units you own in a Sub-Account will not change except when Accumulation Units are redeemed to process a requested surrender, transfer, loan, or to take policy charges, or when additional Accumulation Units are purchased with Premium and loan repayments.

Initially, we set the Accumulation Unit value at $10 for each Sub-Account.  Thereafter, the daily value of Accumulation Units in a Sub-Account will vary depending on the Investment Experience of the underlying mutual fund in which the Sub-Account invests.  We account for these performance fluctuations by using a "net investment factor" in our daily Sub-Account valuation calculations.  Changes in the net investment factor may not be directly proportional to changes in the NAV of the mutual fund shares.  We determine the net investment factor for each Sub-Account on each Valuation Period by dividing (a) by (b), where:

(a)  is the sum of:

•	the NAV per share of the mutual fund held in the Sub-Account as of the end of the current Valuation Period; and

•	the per share amount of any dividend or income distributions made by the mutual fund (if the date of the dividend or income distribution occurs during the current Valuation Period); plus or minus

•
a per share charge or credit for any taxes reserved for as a result of the Sub-Account's investment operations if changes to the law result in a modification to the tax treatment of the separate account; and

(b)	is the NAV per share of the mutual fund determined as of the end of the immediately preceding Valuation Period.

At the end of each Valuation Period, we determine the Sub-Account's Accumulation Unit value.  The Accumulation Unit value for any Valuation Period is determined by multiplying the Accumulation Unit value as of the prior Valuation Period by the net investment factor for the Sub-Account for the current Valuation Period.

Transfers Among and Between the Policy Investment Options

Sub-Account Transfers

Policy owners may request transfers to or from the Sub-Accounts once per Valuation Period, subject to the terms and conditions described in this prospectus and the prospectuses of the underlying mutual funds.  Transfers will be implemented by redeeming Accumulation Units from the Sub-Account(s) indicated by the policy owner and using the redemption proceeds to purchase Accumulation Units in another Sub-Account(s) as directed by you.  The net result is that your Cash Value will not change (except due to standard market fluctuations), but the number and allocation of Accumulation Units within the policy will change.

Neither the policies nor the mutual funds are designed to support active trading strategies that require frequent movement between or among Sub-Accounts (sometimes referred to as "market-timing" or "short-term trading").  If you intend to use an active trading strategy, you should consult your registered representative and request information on other Nationwide policies that offer mutual funds that are designed specifically to support active trading strategies.

We discourage, and will take action to deter, short-term trading in this policy because frequent movement between or among Sub-Accounts may negatively impact other investors in the policy.  Short-term trading can result in:

•	the dilution of the value of the investors' interests in the mutual fund;

•
mutual fund managers taking actions that negatively impact performance (i.e., keeping a larger portion of the mutual fund assets in cash or liquidating investments prematurely in order to support redemption requests); and/or

•	increased administrative costs due to frequent purchases and redemptions.

To protect investors in this policy from the negative impact of these practices, we have implemented, or reserve the right to implement, several processes and/or restrictions aimed at eliminating the negative impact of active trading strategies.  We cannot guarantee that our attempts to deter active trading strategies will be successful.  If active trading strategies are not successfully deterred by our actions, the performance of Sub-Accounts that are actively traded will be adversely impacted.  Policy owners remaining in the affected Sub-Account will bear any resulting increased costs.

U.S. Mail Restrictions.  We monitor transfer activity in order to identify those who may be engaged in harmful trading practices.  Our procedures include the review of policy transfer activity.  If two or more transfer events are submitted within a thirty-day period, we may impose conditions on a policy owner's ability to submit transfers.  These restrictions include revoking the privilege to make trades by any means other than written communication submitted via U.S. mail for a twelve-month period.

Other Restrictions.  We reserve the right to refuse or limit transfer requests, or take any other action we deem necessary, in order to protect policy owners and Beneficiaries from the negative investment results that may result from short-term trading or other harmful investment practices employed by some policy owners (or third parties acting on their behalf).  In particular, trading strategies designed to avoid or circumvent Nationwide's monitoring procedures (and other measures aimed at curbing harmful trading practices) may be restricted if they are determined by us to constitute harmful trading practices.

Any restrictions that we implement will be applied consistently and uniformly.  In the event a restriction we impose results in a transfer request being rejected, we will notify you that your transfer request has been rejected.

Underlying Mutual Fund Restrictions and Prohibitions.  Pursuant to regulations adopted by the SEC, we are required to enter into written agreements with the underlying mutual funds which allow the underlying mutual funds to:

(1)	request the taxpayer identification number, international taxpayer identification number, or other government issued identifier of any of our policy owners;

(2)	request the amounts and dates of any purchase, redemption, transfer or exchange request ("transaction information"); and

(3)
instruct us to restrict or prohibit further purchases or exchanges by policy owners that violate policies established by the underlying mutual fund (whose policies may be more restrictive than our policies).

We are required to provide such transaction information to the underlying mutual funds upon their request.  In addition, we are required to restrict or prohibit further purchases or exchange requests upon instruction from the underlying mutual fund.  We and any affected policy owner may not have advance notice of such instructions from an underlying mutual fund to restrict or prohibit further purchases or exchange requests.  If an underlying mutual fund refuses to accept a purchase or exchange request submitted by us, we will keep any affected policy owner in their current underlying mutual fund allocation.

Fixed Account Transfers

Prior to the policy's Maturity Date, you may make transfers involving the fixed investment option (the fixed account).  These transfers will be in dollars.  We reserve the right to limit the frequency and amount of transfers involving the fixed account.

Transfers to the Fixed Account.  On transfers to the fixed account, we may prohibit you from transferring more than 25% of the Cash Value allocated to the Sub-Accounts as of the close of business on the prior Valuation Period.  Additionally, we reserve the right to refuse any transfer to the fixed account if the Cash Value allocated to the fixed account comprises more than 25% of the policy's Cash Value.   These restrictions do not apply if you choose to exercise your right of conversion as described in the "Right of Conversion" sub-section of "The Policy" section of this prospectus.

Transfers from the Fixed Account.  On transfers from the fixed account, we reserve the right to limit the amount you can transfer from the fixed account to the Sub-Account(s) to the greater of: (a) 10% of that portion of the Cash Value attributable to the fixed account as of the end of the previous policy year; or (b) 120% of the amount transferred from the fixed account during the previous policy year.  We may also limit you to one transfer from the fixed account to the Sub-Accounts during any ninety day period.

Any restrictions that we implement will be applied consistently and uniformly .  We will notify you in writing if your transfer request, or a portion of your transfer, request is rejected by us .

Submitting a Transfer Request

You can submit transfer requests in writing to our Home Office via first class U.S. Mail.  We may also allow you to use other methods of communication that we deem acceptable, such as fax or computer data feed.   If you would like additional information on other methods to request a transfer, you may contact us at the address or telephone number on the first page of this prospectus.  We will use reasonable procedures to confirm that transfer instructions are genuine and will not be liable for following instructions that we reasonably determine to be genuine.

In addition, any computer system can experience slowdowns or outages that could delay or prevent our ability to process your request.  Although we have taken precautions to help our systems handle heavy usage, we cannot promise complete reliability under all circumstances.  If you are experiencing problems, please make your transfer request in writing.

When we receive your transfer request, it will be processed at the end of the current Valuation Period.  This is when the Accumulation Unit value will be determined.  For more information regarding valuation of Accumulation Units, see the "Valuation of Accumulation Units" sub-section of the "Policy Investment Options" section of this prospectus.

The Policy

Generally

The policy is a legal contract.  It will comprise and be evidenced by: a written contract; any Riders; any endorsements; the Policy Data Pages; and the application, including any supplemental application.  This prospectus discloses all material provisions of the policy.  In addition to the terms and conditions of the policy, policy owner rights are governed by this prospectus and protected by federal securities laws and regulations.  The benefits described in the policy and this prospectus, including any optional Riders or modifications in coverage, may be subject to our underwriting and approval.  We will consider the statements you make in the application as representations, and we will rely on them as being true and complete.  However, we will not void the policy or deny a claim unless a statement is a material misrepresentation.  If you make an error or misstatement on the application, we will adjust the Death Benefit (including the Death Benefit of the Supplemental Insured Rider, if applicable) and Cash Value accordingly.

Operation of the policy, optional Riders, programs, benefits and features described in this prospectus may vary by the state where the policy is issued.  In addition, some optional Riders, programs and features may not be available or approved for use in every state.  For additional information regarding availability and provisions that vary by state, please see "Appendix E: State Variations" later in this prospectus.

Any modification or waiver of our rights or requirements under the policy must be in writing and signed by our president or corporate secretary.  No agent may bind us by making any promise not contained in the policy.

We may modify the policy, our operations, or the separate account's operations to meet the requirements of any law or regulation issued by a government agency to which the policy, our company, or the separate account is subject.  We may modify the policy to assure that it continues to qualify as a life insurance contract under the federal tax law.  We will notify you of all modifications and we will make appropriate endorsements to the policy.

The policy is nonparticipating, meaning that we will not be contributing any operating profits or surplus earnings toward the policy Proceeds.

To the extent permitted by law, policy benefits are not subject to any legal process on the part of a third-party for the payment of any claim, and no right or benefit will be subject to the claims of creditors (except as may be provided by assignment).

It is important to remember the portion of any amounts allocated to our general account and any guaranteed benefits we may provide under the policy exceeding the value of amounts held in the separate account are subject to our claims paying ability.

In order to comply with the USA Patriot Act and rules promulgated thereunder, Nationwide has implemented procedures designed to prevent policies described in this prospectus from being used to facilitate money laundering or the financing of terrorist activities.

Use of the Policy

The policy provides policy owners, such as corporations or individuals, life insurance on an employee or other person   upon whose life they have an insurable interest, including themselves.  This policy may be used in connection with various types of executive and employee benefit plans.  When purchased in connection with such benefit plans, this policy may qualify for non-medical underwriting.  For more information regarding non-medical underwriting, see the "Cost of Insurance Charge" sub-section of the "Policy and Rider Charges" section of this prospectus.

Policy Owner and Beneficiaries

Policy Owner.  The policy belongs to the owner named in the application.  You, as policy owner, may exercise all policy rights and options while the policy is In Force.  You may also change the policy, but only in accordance with its terms.  You may name a contingent owner who will become the policy owner if the policy owner dies or ceases to be in existence before the Proceeds become payable.  If a contingent owner is not designated, ownership will pass to your estate (or successor-in-interest), if you are not the Insured.

Policy Owner Rights.  Subject to our approval, you may exercise all policy rights in accordance with policy terms while the policy is In Force.  These rights include, but are not limited to, the following:

•	changing the policy owner, contingent owner, and Beneficiary;

•	assigning, exchanging and/or converting the policy;

•	requesting transfers, policy loans, and partial surrenders or a complete surrender; and

•	changing insurance coverage such as death benefit option changes, adding or removing riders, and/or increasing or decreasing the Total Specified Amount.

These rights are explained in greater detail throughout this prospectus.

You may name different policy owners or contingent owners while the policy is In Force by submitting a written request satisfactory to us to our Home Office.  Any such change request will become effective as of the date signed.  However, it will not affect any payment made or action taken by us before the change was recorded by us.  There may be adverse tax consequences to changing parties of the policy.

Beneficiaries.  The principal right of a Beneficiary is to receive the Death Benefit Proceeds upon the Insured's death, if the Insured dies while the policy is In Force.  You designate the Beneficiary(ies) in the application.  As long as the policy is In Force, you may: name more than one Beneficiary, designate primary and contingent Beneficiaries, change or add Beneficiaries, and/or direct us to distribute the Proceeds other than as described below.

If a primary Beneficiary dies or ceases to be in existence before the Insured's death, we will pay the Death Benefit Proceeds to the remaining surviving primary Beneficiaries.  Unless you specify otherwise, we will pay multiple primary Beneficiaries in equal shares.  A contingent Beneficiary will become the primary Beneficiary if all primary Beneficiaries die or cease to be in existence before the Insured's death  and before any Proceeds become payable.  You may name more than one contingent Beneficiary.  Unless you specify otherwise, we will pay multiple contingent Beneficiaries in equal shares.  If no Beneficiary or contingent Beneficiary is alive or in existence upon the Insured's death, the Proceeds will be payable to the policy owner.

To change or add Beneficiaries, you must submit a written request satisfactory to us to our Home Office.  A change request will be effective as of the date signed.   However, it will not affect any payment made or action taken by us before the change was recorded by us.  We may also require that you send us your policy for endorsement before we record the change.

Purchasing a Policy

The policy is available for Insureds between the age of 18 and Issue Age 85.  To purchase the policy, you must submit to us a completed application and the required initial Premium payment as stated on the Policy Data Page.

We must receive evidence of insurability that satisfies our underwriting standards (this may require a medical examination) before we will issue a policy.  We can provide you with the details of our underwriting standards upon request.  Our contact information is on page 1 of this prospectus.  We reserve the right to reject an application for any reason permitted by law and we reserve the right to modify our underwriting standards on a prospective basis for newly issued policies at any time.

The minimum initial Total Specified Amount is $50,000.  We reserve the right to modify the minimum Total Specified Amount on a prospective basis for newly issued policies at any time.

Initial Premium Payment   The initial Premium payment is due on the Policy Date.  Any due and unpaid policy charges will be subtracted from the initial Premium payment.  Insurance coverage will not be effective until the initial Premium is paid, even if the Policy Date precedes the date the initial Premium is paid.  The initial Premium may be paid to our Home Office or to our authorized representative. The amount of the required minimum initial Premium payment for a particular policy will depend on the following factors: the Total Specified Amount, death benefit option elected, any Riders elected, the Insured's age, health, and activities.   The minimum initial Premium payment is stated on the Policy Data Page and will be at least $50 .  The initial Premium payment will not be applied to the policy until the underwriting process is complete.

Depending on the right to examine law of the state or territory in which the policy was issued, initial Net Premium designated to be allocated to the Sub-Accounts may not be allocated immediately upon our receipt.  Any initial Net Premium designated to be allocated to the fixed investment option will be allocated immediately upon receipt.  If the policy is issued in a state that requires us to refund the initial Premium upon exercise of the free look provision, we will hold all of the initial Net Premium designated to be allocated to the Sub-Accounts in the available money market Sub-Account until the free look period expires.  At the expiration of the free look period, we will transfer the variable account Cash Value to the Sub-Accounts based on the allocation instructions in effect at the time of the transfer.  If the policy is issued in a state that allows us to refund the Cash Value upon the exercise of the free look provision, we will allocate all of the initial Net Premium, based upon the allocation instructions in effect at that time, to the designated Sub-Accounts at the end of the current Valuation Period.

Insurance Coverage Effective Date.  Unless the policy is issued pursuant to an exchange under Section 1035 of the Code, issuance of full insurance coverage occurs on the latest of:

•	the date we certify that the complete application materials have been submitted by you and the underwriting conditions have been satisfied;

•	the Policy Date; or

•	the date the initial Premium is received at our Home Office.

If the policy is issued as a result of an exchange under Section 1035 of the Code, issuance of full insurance coverage occurs on the later of:

•	the date the insurance carrier of the exchanged policy authorizes payment of such policy's proceeds to us; or

•
the date we certify that the complete application materials have been submitted and the underwriting conditions have been satisfied, provided there is sufficient Premium to pay policy charges for at least three months.

We have the right to reject any application for insurance. If an application is rejected, we will return the Premium to you within two business days of the date the decision to reject an application is made.

With respect to policy reinstatement, the effective date of coverage will be the monthly anniversary of the Policy Date on or next following the date we approve the reinstatement.

With respect to Base Specified Amount or Rider Specified Amount increases, an approved increase will have an effective date of the monthly anniversary of the Policy Date on or next following the date we approve the supplemental application unless you request and we approve a different date. With respect to any decrease in coverage, the effective date of coverage will be the monthly anniversary of the Policy Date that falls on or next following the date we receive your request.

Insurance coverage will end upon the occurrence of any of the following: you request in writing to terminate coverage, the Insured dies, we pay the Maturity Proceeds, the Grace Period ends, or you surrender the Policy in full.

Right to Cancel (Free Look Period)

For a limited time, commonly referred to as the "free look" period, you may cancel the policy and receive a refund.  The free look period expires on the latest of: (i) ten days after you receive the policy (or longer if required by state law); (ii) forty-five days after the application for the policy is signed; or (iii) ten days after we deliver you a "Notice of Withdrawal Right".  If you decide to cancel during the free look period, return the policy to the sales representative who sold it, or to us at our Home Office, along with your written cancellation request. Your written request must be received or post-marked by the last day of the free look period.  When you cancel the policy during the free look period, the amount we refund will be the policy's Cash Value or in certain states, the greater of the policy's Cash Value or the initial Premium payment.  If the policy is not cancelled during the free look period, then you will forfeit any right to cancel the policy free of charge.  Within seven days of a cancellation request, we will refund the amount prescribed by law.  If the policy is canceled, we will treat the policy as if it was never issued.

Premium Payments

This policy does not require a payment of a scheduled Premium amount to keep it In Force.  It will remain In Force as long as the policy's Cash Value is sufficient to pay the monthly policy charges, including any Rider charges.  If the Cash Value is not sufficient to pay the monthly charges, you must pay additional Premium to keep the policy In Force and prevent it from Lapsing.  Before the policy Lapses, you will be afforded a sixty-one day Grace Period to make a Premium payment.  At the beginning of the Grace Period, we will send a notice to you that will indicate the amount of Premium required to keep your policy In Force.  All Premium payments must be sent to our Home Office.  Each Premium payment must be at least $25.  Upon request, we will furnish Premium payment receipts.

You may make additional Premium payments at any time while the policy is In Force and prior to the Maturity Date, subject to the following:

•	we may require satisfactory evidence of insurability before accepting any additional Premium payment that results in an increase in the policy's Net Amount At Risk;

•	we may require that policy Indebtedness be repaid before we accept any additional Premium payments;

•	we will refund Premium payments that exceed the applicable premium limit established by the IRS to qualify the policy as a contract for life insurance; and

•	we will monitor Premiums paid and will notify you when the policy is in jeopardy of becoming a modified endowment contract. For more information regarding modified endowment contracts, see "Periodic

Withdrawals, Non-Periodic Withdrawals and Loans" sub-section of the "Taxes" section of this prospectus.

Premium payments will be allocated according to the allocation instructions in effect at the time the Premium is received.

Target Premium and the Base Policy.   Premium payments are divided into contributions toward Target Premium and Excess Premium.  Target Premium is an annual Premium based upon the Insured's Issue Age, underwriting classification and Base Specified Amount.  Each Premium payment in a given policy year is considered a contribution toward Target Premium until the total of all contributions in such policy year equal the Target Premium.  Premium in any given Policy Year that exceeds the Target Premium amount is considered Excess Premium.  Whether Premium is considered Target Premium or Excess Premium directly impacts the Percent of Premium Charge that is assessed on each Premium payment.  For more information on the Percent of Premium Charge, see the "Percent of Premium Charge" sub-section of the "Policy and Rider Charges" section of this prospectus.

Target Premium and the Supplemental Insurance Rider .  If the Supplemental Insurance Rider is In Force, Premium payments, or a portion thereof, may also be considered Target Premium or Excess Premium.  The amount of Premium payment attributable to the Target Premium is equal to the Premium payment multiplied by the ratio of the Base Specified Amount to the Total Specified Amount   until the total of all attributed amounts, in such policy year, equal the Target Premium .  The remainder of the Premium payment is considered Excess Premium.

Cash Value

We will determine the Cash Value at least monthly.  At the end of any given Valuation Period, the Cash Value is equal to the sum of:

•	the value of the Accumulation Units allocated to the Sub-Accounts;

•	amounts allocated to the fixed account, including credited interest; and

•	amounts allocated to the policy loan account, including credited interest.

The Cash Value will fluctuate daily and there is no guaranteed Cash Value.  Accordingly, if the Cash Value is a factor in calculating a benefit associated with the policy, the value of that benefit will also fluctuate.  The loan account is part of our General Account and will not be affected by the Investment Experience of the Sub-Accounts. While they are both part of our General Account, the fixed account and the loan account may be credited interest at different rates.  If the policy is surrendered, the Cash Value will be reduced by the amount of any Indebtedness.

Enhancement Benefit

An Enhancement Benefit may be payable under the policy.  The Enhancement Benefit is a dollar amount that is added to the Cash Value when there is a complete surrender of the policy .  The Enhancement Benefit is essentially a partial return of policy charges assessed.  In most instances, the Enhancement Benefit will not exceed the sum of all charges assessed on the policy.

The Enhancement Benefit is designed to, in the event of a surrender in the early policy years, minimize the difference between the Cash Surrender Value and accumulated Premiums paid.  A benefit of this to a corporate owner is to maximize the assets they can carry on their books which may be held against a corporate liability.  A benefit of this to an individual policy owner is to minimize the difference between the Cash Surrender Value of the policy and the taxable income that may arise upon payment of Premium by a corporation.

The Enhancement Benefit, if any, is not available upon a surrender during the Right to Cancel (Free Look Period), nor is it available upon a surrender that qualifies as a Section 1035 Exchange.  Additionally, the Enhancement Benefit is not payable in conjunction with a policy loan, partial surrender, or lapse.

The Enhancement Benefit is guaranteed only for the first policy year.  The Enhancement Benefit minimum guaranteed amount is 0.10% of Premium received in the first policy year.  Currently, the Enhancement Benefit is available for the first six policy years ; however, we may choose at any time to decrease or eliminate the Enhancement Benefit after the first policy year.

The Enhancement Benefit is calculated monthly and is equal to the product of (a) and the Cash Value, not to exceed the product of (b) and (c), where:

(a) = the Enhancement Percentage;

(b) = the Enhancement Cap Percentage; and

(c) = Cumulative Percent of Premium Charge.

Currently, t he percentages used in the Enhancement Benefit calculation decline after the first policy year.  The benefit decreases to zero at the end of the sixth policy year.  See "Appendix C: Factors Used in Calculating the Enhancement Benefit" of this prospectus for a list of beginning and ending factors for each policy year the Enhancement Benefit is projected to be in effect.

Since the policy's Cash Value is a factor in determining the Enhancement Benefit, factors that impact the Cash Value will also impact the amount of the Enhancement Benefit, if any.  Additionally, if the Supplemental Insurance Rider is In Force, the Enhancement Benefit is reduced because the lower charges associated with the Rider.  For more information on how the Enhancement Benefit is calculated, see "Appendix C: Factors Used in Calculating the Enhancement Benefit" of this prospectus.

The Enhancement Benefit is paid from our general account at the time the policy is completely surrendered.  As a general account obligation, the Enhancement Benefit is not part of the variable account and is an obligation of Nationwide.  This means the Enhancement Benefit, including your right to receive payment, is subject to our claims paying ability and any claim to payment of the Enhancement Benefit may be subordinate to other claims on our general account in the event we are insolvent.  We reserve the right to postpone payment of the Enhancement Benefit for up to six months from the date of a surrender request.

Changing the Amount of Insurance Coverage

You may request to change the Base Specified Amount.  However, no change will take effect unless the Cash Surrender Value would be sufficient to keep the policy In Force for at least three months.  Changes to the Base Specified Amount will typically alter the Death Benefit.  Changes to the Base Specified Amount will become effective on the next monthly policy anniversary after we approve the request unless you request and we approve a different date.  We reserve the right to limit the number of Base Specified Amount changes to one increase and one decrease each policy year.

Increases.  To increase the Base Specified Amount, you must submit a written request to our Home Office and provide us with evidence of insurability that satisfies our underwriting standards.  The Insured must be Attained Age 85 or younger at the time of the request.  Any request to increase the Base Specified Amount must be at least $10,000 and the Base Specified Amount after the increase may not exceed the Maximum Death Benefit.  We apply requests to increase Base Specified Amount in proportion it bears to Total Specified Amount.  This means if a policy has the Supplemental Insurance Rider, all increases will be done proportionally between the policy's Base Specified Amount and Rider Specified Amount.  You may not elect how to allocate increases in Total Specified Amount after the Policy Date.  An increase in the Base Specified Amount may cause an increase in the Net Amount At Risk.  Because the Cost of Insurance Charge is based on the Net Amount At Risk, and because there will be a separate cost of insurance rate for the increase, this will usually cause the policy's Cost of Insurance Charge to increase.    An increase in the Base Specified Amount may require you to make larger or additional Premium payments in order to avoid Lapsing the policy.

Decreases.  To decrease the Base Specified Amount, you must submit a written request to our Home Office.  You may request to decrease the Base Specified Amount any time after the first policy year.   We apply Base Specified Amount decreases to the most recent Base Specified Amount increase, and continue applying the decrease backwards, ending with the original Base Specified Amount.  Decreases to the Base Specified Amount may decrease policy charges calculated per $1,000 of Specified Amount or Net Amount At Risk (including any Rider charges), depending on the death benefit option elected and the amount of the Cash Value.  We will deny any request to reduce the Base Specified Amount below the minimum Total Specified Amount shown on the Policy Data Page.  We will also deny any request that would disqualify the policy as a contract for life insurance.

Right of Conversion

At any time, you may elect by written request to transfer 100% of the policy's Cash Value allocated to the variable Sub-Accounts into the fixed account without regard to any restrictions otherwise applicable to such transfers.  For more information on fixed account restrictions, see the "Fixed Account Transfers" sub-section under the "Transfers Among and Between the Policy Investment Options" section.  To invoke this right, you must submit a request to our Home Office on our specified forms.  This election is irrevocable.

Once a request for conversion has been processed, the following will apply:

•	transfers out of the fixed account to the Sub-Accounts will be prohibited and your policy will no longer participate in the Investment Experience of the Sub-Accounts;

•	the portion of the policy's Cash Value allocated to the fixed account will be credited with the fixed account's interest rate;

•	Variable Account Asset Charges will no longer be deducted (because they are only deducted from Cash Value allocated to the Variable Account); and

•	all other benefits, services, Riders, and charges are subject to the same terms applicable prior to the conversion.

Exchanging the Policy

You may request to exchange the policy for another policy offered by us that is a plan of permanent fixed life insurance.  This is not a contractual right of the policy and we may refuse such a request.  To exchange the policy, your policy will be surrendered and its Cash Surrender Value will be used to purchase a new policy on the Insured's life. The exchange is subject to the following:

•      our approval;

•	the Insured satisfying our underwriting standards; and

•      paying all costs associated with the exchange.

You may transfer Indebtedness to the new policy.  You must submit your exchange request to our Home Office on our specified forms.  The policy must be In Force and not in a Grace Period.  The new policy will take effect on the exchange date only if the Insured is alive.  This policy will terminate when the new policy takes effect.  The exchange may have adverse tax consequences.

Terminating the Policy

There are several ways that the policy can terminate.  All coverage under the policy will terminate when any one of the following events occur:

•	we receive your written request to our Home Office to terminate coverage;

•	the Insured dies;

•	the policy is In Force on the Maturity Date and you do not elect to extend coverage beyond the Maturity Date;

•	the policy Lapses;

•	you surrender the policy for its Cash Surrender Value.

Terminating the policy may result in adverse tax consequences.

Assigning the Policy

You may assign any or all rights under the policy while it is In Force, subject to our approval.  If you assign the policy, your Beneficiary's interest will be subject to the person(s)/entity to which you have assigned rights.  The assignment must be in writing on a form satisfactory to us and will become effective on the date we record it at our Home Office.  We are not responsible for the sufficiency or validity of any assignment.  Your assignment will be subject to any outstanding  Indebtedness.  If the assignment qualifies as an exchange under Section 1035 of the Code, no Enhancement Benefit will be paid.

Reports and Illustrations

Upon your request, we will send you scheduled Premium payment reminders.  We will send you transaction confirmation statements.  We will also send you semi-annual and annual reports that show:

•	the Total Specified Amount;

•	minimum monthly Premiums;

•	Premiums paid;

•	all charges since the last report;

•	the current Cash Value;

•	the Cash Surrender Value; and

•	Indebtedness.

The reports will also include any other information required by laws and regulations, both federal and state.  We will send these reports to the address you provide on the application unless directed otherwise.  You may request an illustration of future benefits and values under the policy at any time.  We reserve the right to assess a charge for illustrations.

Confirmations of individual financial transactions, such as transfers, partial Surrenders, loans, etc., are generated and mailed automatically.  Copies may be obtained by calling our service center or submitting a written request.

Policy Riders

You may elect/purchase one or more Riders listed below.  There may be additional charges assessed for elected Riders.  Availability, operation and benefits of the Riders described in this prospectus may vary by the state where the policy is issued.  For detailed information regarding Rider availability and variations, see , "Appendix E: State Variations" of this prospectus.

Riders may not be elected or purchased independently of the policy.  Upon termination of this policy, all Riders will also terminate.

Change of Insured Rider

This Rider is automatically issued with the policy with no associated charge.  The benefit associated with the Change of Insured Rider is that you may designate a new Insured at any time after the Policy Date, subject to insurability and the conditions below.

If this Rider is invoked, the costs under the policy after the change will be based on the underwriting classification and characteristics of the new Insured.

The amount of insurance coverage after the change date shall be the Total Specified Amount shown on the application to change the Insured provided that (1) the policy continues to qualify as life insurance under the Code and (2) such specified amount equals or exceeds the minimum Total Specified Amount shown on the Policy Data Page.  Coverage on the new Insured will become effective on the change date.   Coverage on the previous Insured will terminate on the day before the Change Date.  The Change Date is the first monthly anniversary on or next following the date the change of insured conditions are met. The Policy Date will not change.  The Change of Insured Conditions are as follows:

•	at the time of the change, the new Insured must have the same business relationship to the policy owner as did the previous Insured;

•	the new Insured may be required to submit evidence of insurability satisfactory to us;

•	the new Insured must satisfy our underwriting requirements;

•	the policy must be In Force and not be in a Grace Period at the time of the change;

•	the new Insured must have been at least age eighteen on the Policy Date; and

•	the policy owner must submit a written application to change the Insured.

Federal income tax consequences may   result from a change in insured. For federal income tax purposes the substitution of a new insured is treated as an exchange of the policy for another life insurance policy.  Since the new insured is not the same as the insured that was substituted, the tax free treatment for policy exchanges under Code Section 1035 may not be available because the requirement that the insured under the policies relate to the same individual is not met.   The foregoing is not comprehensive and cannot replace personalized advice provided by a competent tax professional.  Please seek competent tax advice regarding the tax treatment of the policy when contemplating a change in insured.

Change of Insured Rider Charge.  There is no charge associated with the Change of Insured Rider.

Supplemental Insurance Rider

The benefit associated with the Supplemental Insurance Rider is term life insurance on the Insured that is:  (1) in addition to the Base Specified Amount; (2) payable to the Beneficiary upon the Insured's death; and (3) automatically renewed annually until the Insured reaches Attained Age 100 .  This Rider and all coverage associated with it terminates when the Insured reaches Attained Age 100, regardless whether coverage under the policy is extended beyond the Maturity Date.  For information on extending coverage beyond the Maturity Date, see the   "Extending Coverage Beyond the Maturity Date" sub-section of the "Policy Maturity" section of this prospectus.   Additionally, electing coverage under the Supplemental Insurance Rider will result in a lower Enhancement Benefit, if any,

Subject to our approval, you may purchase this Rider at the time of application or at a later time provided that the policy is In Force and the Rider is purchased before the Insured reaches Attained Age 100.  If you purchase this Rider at the time of application, the effective date of the Rider is the Policy Date.  If you purchase this Rider after the Policy Date, the effective date will be the monthly anniversary of the Policy Date on or next following the date we approve your written request, unless you specify and we approve a different date.

The Rider Specified Amount is the amount of insurance coverage provided by the Supplemental Insurance Rider.  The Rider Specified Amount and the Base Specified Amount are combined to equal the Total Specified Amount.  While the Rider is In Force, the Base Specified Amount must be at least 10% of the minimum Total Specified Amount.

The Rider Death B enefit may vary monthly and is based on the chosen Death Benefit o ption in effect for the base policy .   For additional information on how the Death Benefit is calculated when the Rider is In Force, see the "Supplemental Insurance Rider Death Benefit Calculation" sub-heading under the "Rider Charges" sub-section of the "Policy and Rider Charges" section of this prospectus.

Supplemental Insurance Rider Charges.   If you elect this Rider, we will deduct monthly charges for the Rider to compensate us for providing term life insurance on the Insured.   The Rider charges are comprised of a Supplemental Insurance Rider Cost of Insurance Charge and a Supplemental Insurance Rider Per $1,000 of Rider Specified Amount Charge.  C harges for the Rider are calculated in the same manner as those applicable to the base policy.   Rider charges generally are lower than base policy charges because the Rider is term insurance ; however, in some years and/or at some Attained Ages, the cost of insurance charge for the Rider is higher than the cost of insurance for the base policy.  Generally, however,  t he greater the allocation of the Total Specified Amount to the Rider, the lower the overall charges will be under the policy .

Your registered representative can answer your questions and provide you with illustrations demonstrating the impact of purchasing coverage under the Rider.  See , the "Supplemental Insurance Rider" sub-heading of the "Rider Charges" sub-section of the "Policy and Rider Charges" section of this prospectus for additional information on how the charges for this Rider are calculated.  See also, "Appendix D: Examples of Policy Charge Blending" to this prospectus for examples showing how charges are "blended" when the Supplemental Insurance Rider is elected.

Before deciding whether to purchase the Supplemental Insurance Rider it is important for you to know that when you purchase this Rider, the compensation received by your registered representative and his or her firm is less than when compared to purchasing insurance coverage under the base policy.  As a result of this compensation reduction, the charges assessed for the cost of insurance under this Rider will be lower for a significant period of time.  There are instances where the Supplemental Insurance Rider may require lower Premium to maintain the total D eath B enefit over the life of the policy or may require increased Premium when compared to not purchasing the Rider at all.

If you have questions about whether the Rider is appropriate for you, please consult your registered representative for more specific information on this Rider and its potential benefits.

Rider Specified Amount Increases and Decreases Due to Partial Surrender.  All increases and decreases of Rider Specified Amount, including decreases due to partial surrender s , are done proportionally between the amounts you have allocated to Base Specified Amount and Rider Specified Amount.

Terminating the Rider.  You may terminate this Rider by submitting a written request to us at our Home Office.  We may require that the policy be submitted for endorsement.  Terminating this Rider will likely result in increased policy charges because of the difference in policy charges for the base policy and this Rider.  If the Rider is terminated, the calculation of the Death Benefit will apply exclusively to the base policy.  Termination may require that the amount of Death Benefit coverage provided by the base policy be increased to maintain the qualification of the policy as a contract of life insurance under the Code.

This rider also terminates upon the earliest of the following dates:

•	the date the policy is surrendered or terminated;

•	the date the policy Lapses;

•	the Insured's death; or

•	the date the Insured reaches Attained Age 100.

We reserve the right to deny any request to terminate this Rider that would disqualify the policy as a contract of life insurance under the Code.  If the policy is not issued as a modified endowment contract, terminating this Rider may result in the policy becoming a modified endowment contract.  We will notify you if the policy's status is in jeopardy.

There is no Cash Value attributable to this Rider.  Therefore, there is no Cash Surrender Value attributable to this Rider available to you upon termination of this Rider.

In most instances, terminating the Rider will not be to your advantage.  If you decide to terminate the Rider, you should carefully discuss this decision with a registered representative or a qualified financial advisor.

Policy and Rider Charges

We will take deductions from Premium payments and/or the Cash Value to compensate us for the services and benefits we provide, the costs and expenses we incur, and the risks we assume.  We may generate a profit from any of the charges assessed under the policy and certain expenses may be recovered utilizing more than one charge.  We begin to deduct monthly charges from your policy's Cash Value on the Policy Date.  These charges are assessed by redeeming Accumulation Units.  The number of Accumulation Units redeemed is determined by dividing the dollar amount of the charge by the Accumulation Unit value for the Sub-Account.  We do not deduct policy charges or Rider charges from the Cash Value attributable to the policy loan account.  If you have a policy loan, a complete description of how interest credited and charged results in costs to you is described in the "Policy Loans" section of this prospectus.

The charges reflect the costs and risks associated with the policy.  The Insured is assigned to an underwriting class based upon his/her age, sex (if not unisex classified), smoker status, type of evidence of insurability, and insurability status.

Charges will also depend on if you elect coverage under the Supplemental Insurance Rider.  Generally, if you choose to purchase coverage under the Supplemental Insurance Rider, and concurrently reduce the Base Specified Amount by an off-setting amount, some of the charges associated with the policy will be lower because the charges under the Rider are generally lower than those available under a base policy (i.e., a policy without any Riders).  See "Appendix D: Examples of Policy Charge Blending" to this prospectus for examples showing how charges are "blended" when the Supplemental Insurance Rider is elected.   For more information about the benefits and operation of the Supplemental Insurance Rider, see the "Policy Riders" section of this prospectus.

We may change policy and/or Rider charges and rates u nder the policy at any time.  Changes in policy and/or Rider charges and rates will vary by changes in future expectations for factors including, but not limited to, our investment earnings, mortality experience, persistency experience, expenses, including reinsurance expenses, and taxes.  Changes to policy and/or Rider charges and rates will be on a uniform basis for Insured's of the same Issue Age, sex, rate class, rate type, any Substandard Rating, Total Specified Amount and Base Specified Amount whose policies have been In Force for the same length of time.  If a change in the charges or rates cause an increase to your policy and/or Rider charges, your policy's Cash Value could decrease.  If a change in the charges or rates cause a decrease to your policy and/or Rider charges, your policy's Cash Value could increase.  Any changes we make will be determined in accordance with state law.  Policy and Rider charges will never exceed the maximum charges in the "Periodic Charges Other Than Mutual Fund Operating Expenses" table in the "In Summary: Fee Tables" section of this prospectus.

Percent of Premium Charge

We deduct a Percent of Premium Charge from each Premium payment to partially reimburse us for our sales expenses and Premium taxes, and certain actual expenses, including expenses related to the sale of the policy.   The Variable Account Asset Charge is also designed to partially reimburse us for these expenses.  The Percent of Premium Charge also provides revenue to compensate us for assuming risks associated with the policy, and revenue that may be a profit to us.  The Percent of Premium Charge is comprised of two components, the Sales Load component and the Premium Tax component.  The Sales Load component is to compensate us for our sales expenses. The Premium Tax component is to reimburse us for state and local premium taxes (at the estimated rate of 2.25%) and for federal premium taxes (at the estimated rate of 1.25%).  This amount is not the actual amount of the tax liability we incur.  It is an estimated amount.  If the actual tax liability is more or less, we will not adjust the charge retroactively.

The Percent of Premium Charge assessed on each Premium payment depends on whether the Target Premium for the year in which the Premium is received has been reached. Currently, the Percent of Premium Charge assessed is based on the following table:

Policy Year	Premium Paid Up To Target Premium	Premium Paid In Excess of Target Premium
1	10%	4%
2	8%	3%
3	6%	2%
4	4%	2%
5+	2%	2%

We may waive the Percent of Premium Charge on the initial Premium paid into this policy as part of a sponsored exchange program to another policy we offer or we offer through an affiliated company, as permitted under the securities laws and/or rules or by order of the SEC.

Illustration Charge

Currently, we only assess an Illustration Charge for excessive requests for In Force policies.  We consider excessive requests to be more than ten in any twelve month period.  This charge compensates us for the administrative costs of generating the illustration.  This charge will not exceed $25 per illustration requested.  Any Illustration Charge must be paid in cash at the time of the illustration request.  The Illustration Charge will not be deducted from the policy's Cash Value.

The Illustration Charge is not applicable to requests for illustrations of prospective policies during the sales process.

Partial Surrender Fee

Currently, we do not deduct a Partial Surrender Fee, however, we may assess a fee in the future .   If assessed, the Partial Surrender Fee would compensate us for the administrative costs associated with calculating and generating the surrender amount.  If assessed, the Partial Surrender fee assessed for each surrender will not exceed $25.  Any Partial Surrender Fee assessed will be deducted proportionally from your Sub-Account allocations and fixed account allocation.

Administrative Expense Charge

We deduct an Administrative Expense Charge from the policy's Cash Value on the policy date and each monthly anniversary of the Policy Date to reimburse us for the costs of maintaining the policy, including accounting and record-keeping.  Currently, the Administrative Expense Charge is $5 per month in all policy years.  The maximum guaranteed Administrative Expense Charge is $10 per month in all years. The Administrative Expense Charge will be deducted proportionally from your Sub-Account allocations and fixed account allocation.

Cost of Insurance Charge

We deduct a Cost of Insurance Charge per $1,000 of Net Amount At Risk from the policy's Cash Value on the Policy Date and on each monthly anniversary of the Policy Date to compensate us for providing expected mortality benefits, and to reimburse us for certain actual expenses, including expenses related to the sale of the policy and state and federal taxes.  This charge also provides revenue to compensate us for assuming certain risks associated with the policy, and revenue that may be profit to us. The Cost of Insurance Charge is the product of the Net Amount At Risk and the cost of insurance rate.  The cost of insurance rate will vary by the Insured's sex (if not unisex classified), Issue Age, underwriting class, any Substandard Ratings, how long the policy has been In Force, the Total Specified Amount and the Base Specified Amount.  The cost of insurance rates are based on our expectations as to future mortality and expense experience.

There will be a separate cost of insurance rate for the initial Base Specified Amount and any Base Specified Amount increase.  The Cost of Insurance Charge will be deducted proportionally from your Sub-Account allocations and fixed account allocation.  The cost of insurance rates will never be greater than those shown on the Policy Data Pages.

We may underwrite the policy on a simplified underwriting basis .    Simplified underwriting means that a physical examination to obtain medical information on the proposed Insured is not required to issue the policy.   In general, policies underwritten on a simplified underwriting basis may cause healthy insureds to pay higher cost of insurance charges than they would pay under a substantially similar policy had they undergone full medical underwriting.  If   higher c ost of i nsurance c harge s result, they compensate us for assuming additional mortality risk in issuing the policy without information received during full medical underwriting.

Flat Extras and Substandard Ratings. As part of our underwriting process, we may inquire about the occupation and activities of the Insured.  If the activities or occupation of an Insured cause an increased health or accident risk, it may result in the Insured receiving a Substandard Rating.  If this is the case, we may add an additional component to the Cost of Insurance Charge called a "Flat Extra."  The Flat Extra accounts for the increased risk of providing life insurance when one or more of these factors apply to the Insured.  The Flat Extra is a component of the total Cost of Insurance Charge, so if applied it will be deducted from the policy's Cash Value on the Policy Date and the monthly anniversary of the Policy Date.  The monthly Flat Extra is between $0.00 and $2.08 per $1,000 of the Net Amount At Risk.  If a Flat Extra is applied, it is shown in the Policy Data Pages.  In no event will the Flat Extra result in the Cost of Insurance Charge exceeding the maximum charge listed in the Fee Table of this prospectus.

Per $1,000 of Specified Amount Charge

We deduct a monthly per $1,000 of Specified Amount Charge from the policy's Cash Value to compensate us for sales, underwriting, distribution and issuance of the policy.  The charge applicable to your policy depends on the Total Specified Amount.  The maximum guaranteed monthly per $1,000 of Specified Amount Charge is $0.40 per $1,000 of Specified Amount (unless the policy is purchased in the state of New York, where the maximum guaranteed monthly per $1,000 of Specified Amount is $0.085 per $1,000 of Specified Amount).  The per $1,000 of Specified Amount Charge will be deducted proportionally from your Sub-Account allocations and the fixed account.

A distinct  Per $1,000 of Rider Specified Amount Charge applies to the Supplemental Insurance Rider.  If you elect that Rider, the Total Specified Amount charges that you will pay depends upon the allocation of Total Specified Amount between the base policy and the Supplemental Insurance Rider.  To determine Total Specified Amount charges, the Base Specified Amount charge must be added to the Rider Specified Amount charge.  Total charges are a weighted average of the amount of Base Specified Amount and Rider Specified Amount.  The end result is a charge blending.   For further explanation of this blending, including an example, see the "Supplemental Insurance Rider Per $1,000 of Rider Specified Amount Charge" of the "Rider Charges" sub-section below.

Variable Account Asset Charge

We deduct a Variable Account Asset Charge from the policy's Cash Value allocated to the Sub-Accounts daily to compensate us for assuming the risk associated with mortality and expense costs.  This charge provides revenues to compensate us for assuming certain risks associated with the policy, and revenues that may be profit to us.  The mortality risk is that the Insured will not live as long as expected.  The expense risk is that the costs of issuing and administering the policy will be more than expected.  The Variable Account Asset Charge will be deducted proportionally from your Sub-Account allocations daily.

The Variable Account Asset Charge applicable to your policy depends on the amount of Cash Value allocated to the variable Sub-Accounts.  The maximum guaranteed Variable Account Asset Charge is equal to an annualized rate of 0.90% of the policy's variable Cash Value for all policy years.  Currently, the annualized Variable Account Asset Charge rate assessed is based on the following schedule:

Charge for policy years 1-4	Charge for policy years 5-15	Charge for policy years 16+
0.25% of Cash Value allocated to the Sub-Accounts	0.20% of Cash Value allocated to the Sub-Accounts	0.10% of Cash Value allocated to the Sub-Accounts

Rider Charges

We will assess any Rider charge by taking deductions from the Cash Value to compensate us for the services and benefits we provide, the costs and expenses we incur, and the risks we assume.  We may generate a profit from any of the Rider charges.  We begin to deduct monthly Rider charges from the policy's Cash Value on the Policy Date or on the first monthly anniversary of the Policy Date after the Rider is effective.

Change of Insured Rider.  There is no charge associated with this Rider.

Supplemental Insurance Rider.   The Supplemental Insurance Rider charges listed below are different and in addition to,  the charges assessed under the base policy.  The charges associated with the Supplemental Insurance rider are:

•	Supplemental Insurance Rider Cost of Insurance Charge; and

•	Supplemental Insurance Rider Per $1,000 Rider of Specified Amount Charge.

When the Supplemental Insurance Rider is elected, the Rider's charges are blended with the base policy's charges.  By blending we mean that the charge associated with the BASE Specified Amount and the Rider Specified Amount are multiplied by their respective percentage allocation and then added.  For example, if 80% is allocated to Base Specified Amount and 20% to Rider Specified Amount, to determine total charges you multipl y the charge s under the Base Specified Amount by 80%, independently multiply the charges under the Rider Specified Amount charge by 20% and then add the result of these two calculations to determine total policy charges.  In most instances, policy charges are lower if you allocate as much coverage percentage as possible to the Rider.  An example of policy charge blending is provided in "Appendix D: Examples of Policy Charge Blending" of this prospectus.

If you purchase this Rider and increase the Total Specified Amount then the overall monthly charges associated with the policy will increase, even if the Base Specified Amount is not increased.  If, however, you purchase this Rider and do not increase the Total Specified Amount and instead reduce the Base Specified Amount by an off-setting amount of Rider Specified Amount, then electing the Supplemental Insurance Rider may potentially reduce the overall monthly charges associated with the policy.

Supplemental Insurance Rider Cost of Insurance Charge.  If you elect the Supplemental Insurance Rider, we deduct a monthly Supplemental Insurance Rider Cost of Insurance charge to compensate us for providing term life insurance on the Insured.  This charge is determined by multiplying the Rider's cost of insurance rate by the Rider's Death Benefit .  Thus, the Net Amount At Risk for the Rider is equal to the Rider's Death Benefit (described below).  We base the Supplemental Insurance Rider Cost of Insurance rate on our expectations as to future experience for factors such as mortality, persistency, expenses, and taxes.  The Supplemental Insurance Rider Cost of insurance rate will vary by the Insured's Attained Age, sex (if not unisex classified), tobacco use, Substandard Ratings, underwriting class and the number of years from the Policy Date.  The Rider Cost of Insurance Charge may include a Flat Extra for certain Substandard Ratings.  For a detailed description of how Flat Extras operate, see the "Cost of Insurance" sub-section of the "Policy and Rider Charges" section of this prospectus.

The Supplemental Insurance Rider Cost of Insurance Charge will be deducted proportionally from your Sub-Account allocations and the fixed account.  Because we deduct the Rider charge from the Cash Value, purchase of this Rider could reduce the amount of the Death Benefit when the Death Benefit depends on Cash Value.

Supplemental Insurance Rider Per $1,000 of Rider Specified Amount Charge.    If you purchase the Supplemental Insurance Rider, we deduct a monthly Rider Specified Amount charge from the policy's Cash Value to compensate us for sales, underwriting, distribution, and issuance of the Rider.  The charge applicable to your policy depends on the Total Specified Amount and the allocation of the Total Specified Amount between Base Specified Amount and Rider Specified Amount.  The charge is determined using a weighted average (i.e., a blend that uses the relative proportions of the Base and Rider Specified Amounts) of the base and Rider charges.

The Per $1,000 of Rider Specified Amount Charge will be deducted proportionally from your policy's Sub-Account allocations and the fixed account.  The maximum guaranteed monthly Supplemental Insurance Rider Specified Amount Charge is $0.40 per $1,000 of Rider Specified Amount (unless the policy is purchased in the state of New York, where the maximum guaranteed monthly Supplemental Insurance Rider Specified Amount Charge is $0.085 per $1,000 of Rider Specified Amount).  To determine total specified amount charges, you add the amount of the Base Specified Amount charge to the Rider Specified Amount charge.  Total charges are a weighted average of the amount of Base Specified Amount and Rider Specified Amount you elected.  The end result is a charge blending.   See, "Appendix D: Examples of Policy Charge Blending" of this prospectus for example calculations of how charges are blended when this Rider is In Force.

Supplemental Insurance Rider Death Benefit Calculation .  The death benefit option chosen for the base policy will also be the death benefit option for the Rider and used in the calculation of the Rider Death Benefit.  The current death benefit option in effect is shown on the Policy Data Page.   For information on the death benefit options, see, the "Death Benefit Options" sub-section of "The Death Benefit" section of this prospectus.    For a detailed explanation of the Minimum

Required Death Benefit, see, "The Minimum Required Death Benefit" sub-section of "The Death Benefit" section of this prospectus.

T he policy's Death Benefit is calculated and then it is allocated between your elected amounts of base policy and the Rider as indicated below .

1.	Base Policy Death Benefit – The amount of the Death Benefit we allocate to the base policy is calculated using the formula below.

Base Policy Death Benefit = [CV  + (Total NAAR)]   x    [(Base Specified Amount)/ (Total Specified Amount)]

Where:

CV = the Cash Value of the policy

Total NAAR = the total Net Amount At Risk which is the Death Benefit minus the Cash Value

The formula above determines the portion of the Death Benefit applied to base policy by determining the ratio the Base Specified Amount bears to the Total Specified Amount.

2.
Supplemental Insurance Rider Death Benefit – The amount of the Death Benefit we allocate to the Supplemental Insurance Rider is calculated by subtracting the Base Policy Death Benefit (as calculated in item 1 above) from the Death Benefit.

Mutual Fund Operating Expenses

In addition to the charges listed above, there are also charges associated with the mutual funds in which the Sub-Accounts invest.  While you will not pay these charges directly, they will affect the value of the assets you have allocated to the Sub-Accounts because these charges are reflected in the underlying mutual fund prices that we subsequently use to value your Sub-Account units.  Please see the underlying mutual funds' prospectuses for additional information about these charges.

You may request copies of the prospectus for any of the underlying mutual funds available under the policy FREE OF CHARGE.  Information on how to contact us is located on the front page of this prospectus.

A Note on Charges

During a policy's early years, the expenses we incur in distributing and establishing the policy exceed the deductions we take.  Nevertheless, we expect to make a profit over time because variable life insurance is intended to be a long-term financial investment.  Accordingly, we have designed the policy with features and investment options that we believe support and encourage long-term ownership.

We make many assumptions and account for many economic and financial factors when we establish the policy's fees and charges.  The following is a discussion of some of the factors that are relevant to the policy's pricing structure.

Distribution, Promotional, and Sales Expenses.  Distribution, promotional and sales expenses include amounts we pay to broker-dealer firms as commissions, expense allowances and marketing allowances.  We refer to these expenses collectively as "total compensation."  The maximum total compensation we pay to any broker-dealer firm in conjunction with policy sales is 35% of first year Premiums and 15% of renewal premium after the first year.

We have the ability to customize the total compensation package of our broker-dealer firms.  We may vary the form of compensation paid or the amounts paid as commission, expense allowance or marketing allowance; however, the total compensation will not exceed the maximum (35% of first year premiums and 15% of renewal premium after the first year).   Commission may also be paid as an asset-based amount instead of a premium based amount.  If an asset-based commission is paid, it will not exceed 0.30% of the non-loaned cash value per year.

The actual amount and/or forms of total compensation we pay depend on factors such as the amount of premiums we receive from respective broker-dealer firms and the scope of services they provide.  Some broker-dealer firms may not receive maximum total compensation.

Individual registered representatives typically receive a portion of the commissions/total compensation we pay, depending on their arrangement with their broker-dealer firm.  If you would like to know the exact compensation arrangement associated with this product, you should consult your registered representative.

Information on Underlying Mutual Fund Payments

Our Relationship with the Underlying Mutual Funds.  The underlying mutual funds incur expenses each time they sell, administer, or redeem their shares.  The separate account aggregates policy owner purchase, redemption, and transfer requests and submits net or aggregated purchase/redemption requests to each underlying mutual fund daily.  The separate account (not the policy owners) is the underlying mutual fund shareholder.  When the separate account aggregates transactions, the underlying mutual fund does not incur the expense of processing individual transactions it would normally incur if it sold its shares directly to the public.  We incur these expenses instead.

We also incur the distribution costs of selling the policy (as discussed above), which benefit the underlying mutual funds by providing policy owners with Sub-Account options that correspond to the underlying mutual funds.

An investment adviser or subadviser of an underlying mutual fund or its affiliates may provide us or our affiliates with wholesaling services that assist in the distribution of the policy and may pay us or our affiliates to participate in educational and/or marketing activities.  These activities may provide the adviser or subadviser (or their affiliates) with increased exposure to persons involved in the distribution of the policy.

Types of Payments We Receive.  In light of the above, the underlying mutual funds or their affiliates make certain payments to us or our affiliates ("payments").  The amount of these payments is typically based on a percentage of assets invested in the underlying mutual funds attributable to the policies and other variable policies we and our affiliates issue, but in some cases may involve a flat fee.  These payments may be used by us for any corporate purpose, which include reducing the prices of the policies, paying expenses that we or our affiliates incur in promoting, marketing, and administering the policies and the underlying mutual funds, and achieving a profit.

We, or our affiliates, receive the following types of payments:

•	underlying mutual fund 12b-1 fees, which are deducted from underlying mutual fund assets;

•	sub-transfer agent fees or fees pursuant to administrative service plans adopted by the underlying mutual fund, which may be deducted from underlying mutual fund assets; and

•
payments by an underlying mutual fund's adviser or subadviser (or its affiliates).  Such payments may be derived, in whole or in part, from the advisory fee, which is deducted from underlying mutual fund assets and is reflected in underlying mutual fund charges.

Furthermore, we benefit from assets invested in our affiliated underlying mutual funds (i.e., Nationwide Variable Insurance Trust) because our affiliates also receive compensation from the underlying mutual funds for investment advisory, administrative, transfer agency, distribution, and/or other services.  Thus, we may receive more revenue with respect to affiliated underlying mutual funds than unaffiliated underlying mutual funds.

We took into consideration the anticipated payments from the underlying mutual funds when we determined the charges imposed under the policies (apart from fees and expenses imposed by the underlying mutual funds).  Without these payments, we would have imposed higher charges under the policy.

Amount of Payments We Receive.  For the year ended December 31, 2009, the underlying mutual fund payments we and our affiliates received from the underlying mutual funds did not exceed 0.55% (as a percentage of the average daily net assets invested in the underlying mutual funds) offered through this policy or other variable policies that we and our affiliates issue.  Payments from investment advisers or subadvisers to participate in educational and/or marketing activities have not been taken into account in this percentage.

Most underlying mutual funds or their affiliates have agreed to make payments to us or our affiliates, although the applicable percentages may vary from underlying mutual fund to underlying mutual fund and some may not make any payments at all.  Because the amount of the actual payments we or our affiliates receive depends on the assets of the underlying mutual funds attributable to the policy, we and our affiliates may receive higher payments from underlying mutual funds with lower percentages (but greater assets) than from underlying mutual funds that have higher percentages (but fewer assets).

For additional information related to the amount of payments Nationwide receives, go to www.nationwide.com.

Identification of Underlying Mutual Funds.   We may consider several criteria when identifying the underlying mutual funds, including some or all of the following:  investment objectives, investment process, investment performance, risk characteristics, investment capabilities, experience and resources, investment consistency, and fund expenses.  Another factor we consider during the identification process is whether the underlying mutual fund's adviser or subadviser is one of our affiliates or whether the underlying mutual fund, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates.

There may be underlying mutual funds with lower fees, as well as other variable policies that offer underlying mutual funds with lower fees.  You should consider all of the fees and charges of the policy in relation to its features and benefits when making your decision to invest.  Please note that higher policy and underlying mutual fund fees and charges have a direct effect on your investment performance.

Policy Loans

After the expiration of the freelook period and while the policy is In Force, you may take a loan against the policy's Cash Value.  Loan requests must be submitted in writing to our Home Office.  You may increase your risk of Lapse if you take a policy loan.  There also may be adverse tax consequences.  You should obtain competent tax advice before you decide to take a policy loan.

Loan Amount and Interest Charged

While the policy is In Force, you may request a policy loan, provided that at the time of the loan request, the loan amount does not exceed 90% of the Cash Value allocated to the Sub-Accounts, plus 100% of the Cash Value allocated to the fixed account, plus 100% of the policy loan account.   Any applicable Enhancement Benefit is not available to be taken as a policy loan.  The minimum loan amount is $500.

We charge interest on the amount of outstanding Indebtedness at the maximum guaranteed rate of 3.50% per annum.  Policy loan interest charges may provide revenue for risk charges and profit.  The interest will accrue daily and is payable at the end of each policy year, or at the time of a new loan, a loan repayment, the Insured's death, a policy Lapse, or a full surrender.  If the interest is not paid when due, we will add it to the outstanding loan amount by transferring a corresponding amount of Cash Value from each Sub-Account to the loan account in the same proportion as your Sub-Account allocations.

Collateral and Interest Earned

As collateral for the policy loan, we will transfer Cash Value equal to the policy loan amount to the policy loan account.  Amounts transferred from the Sub-Accounts will be in the same proportion as your Sub-Account allocations, unless you instruct otherwise.  We will only transfer amounts from the fixed account if the loan amount exceeds 90% of the Cash Value allocated to the Sub-Accounts.

Amounts in the policy loan account will accrue and be credited daily interest at a guaranteed rate no less than 2%, as stated on your Policy Data Page.

Net Effect of Policy Loans

We will charge interest on the outstanding loan amount and credit interest to the policy loan account at the same time.  In effect, the loan interest charged rate is netted against the interest crediting rate, and this is the amount that you are "charged" for taking the policy loan.  The Policy Loan Interest Charge is reflected in the "Periodic Charges Other Than Mutual Fund Operating Expenses" table in the "In Summary: Fee Tables" section of this prospectus.

The amount transferred to the policy loan account will neither be affected by the Investment Experience of the Sub-Accounts, nor will it be credited with the same interest rates credited to the fixed account.  Even if it is repaid, a policy loan will affect the policy, the Cash Surrender Value and the Death Benefit.  If your total Indebtedness ever exceeds the policy's Cash Value, your policy may Lapse.

Repayment

You may repay all or part of a policy loan at any time while the policy is In Force.  The minimum repayment amount is $25.  We will apply all loan repayments to the Sub-Accounts according to the allocation instructions in effect at the time the payment is received, unless you indicate otherwise.  While your policy loan is outstanding, we will treat any payments that you make as Premium payments, unless you request that they be applied as loan repayments.  Repaying a policy loan will cause the Death Benefit Proceeds and net Cash Surrender Value to increase accordingly.

Lapse

The policy is at risk of Lapsing when the Cash Surrender Value is insufficient to cover the monthly policy charges.  Before any policy Lapse, there is a Grace Period during which you can take action to prevent the Lapse.  Subject to certain conditions, you may reinstate a policy that has Lapsed.

Grace Period

At the beginning of a Grace Period, we will send you a notice indicating the amount of Premium you must pay to avoid Lapsing the policy.  This amount is equal to four times the current month's charges.  If you do not pay the indicated amount within sixty-one days, the policy and all Riders will Lapse.

The Grace Period will not alter the operation of the policy or the payment of the Proceeds.

Reinstatement

You may reinstate a Lapsed policy by:

•	submitting, at any time within three years after the end of the Grace Period and before the Maturity Date, a written request to reinstate the policy;

•	providing any evidence of insurability that we may require;

•	paying sufficient Premium to keep the policy In Force for three months from the date of reinstatement;

•	paying sufficient Premium to cover all policy charges that were due and unpaid during the Grace Period; and

•	repaying or reinstating any Indebtedness that existed at the end of the Grace Period.

Subject to satisfactory evidence of insurability at the same rates, you may also reinstate the Supplemental Insurance Rider.

The effective date of a reinstated policy, including any Riders, will be the monthly anniversary of the Policy Date on or next following the date we approve the application for reinstatement.  If the policy is reinstated, the Cash Value on the date of reinstatement will be set equal to the Cash Value at the end of the Grace Period.  We will then add to the Cash Value any Premiums or loan repayments that you made to reinstate the policy.  The Sub-Account allocations that were in effect at the start of the Grace Period will be reinstated, unless you indicate otherwise.

Surrenders

Full Surrender

You may surrender the policy for the Cash Surrender Value at any time while the policy is In Force.  A surrender will be effective as of the date we receive your written surrender request on a form acceptable to us at our Home Office.  We may also require you to return the policy.  We reserve the right to postpone payment of the portion of the Cash Surrender Value attributable to the fixed account for up to six months.  The Cash Surrender Value will be paid to you in a lump sum, unless you elect to leave the Proceeds on deposit with us or an affiliate.  No Enhancement Benefit will be paid if your policy is surrendered pursuant to Section 1035 of the Code.

Partial Surrender

You may request, in writing to our Home Office, a partial surrender of the policy's Cash Surrender Value at any time after the policy has been In Force for one year.  We may require that you send the policy to us for endorsement.

We reserve the right to limit the number of partial surrenders to one per policy year.   Currently, we do not limit the number of partial surrenders permitted per policy year.  However, should we invoke our option to limit your ability to request more than one partial surrender per policy year, we will provide you notification via U.S. Mail. The minimum amount of any partial surrender request is $500.  The maximum amount of a partial Surrender in any given policy year is equal to the (a) minus (b) minus (c) where:

(a)	is Cash Value;

(b)	is Indebtedness; and

(c)	is the greater of $500 or the last three monthly deductions.

Any applicable Enhancement Benefit is not available to be taken as a partial surrender.

If you request a partial surrender, we will surrender

Accumulation Units from the Sub-Accounts proportionally based on the current variable account Cash Value to equal the amount of the partial surrender.  If there are insufficient Accumulation Units available, we will surrender amounts from the fixed account.

A partial surrender cannot result in the Total Specified Amount being reduced below the minimum Specified Amount indicated on the Policy Data Page or disqualifying the policy as life insurance under Section 7702 of the Code.  Partial surrenders may be subject to income tax penalties.  They could also cause your policy to become a "modified endowment contract" under the Code, which could change the income tax treatment of any distribution from your policy.

Reduction of the Total Specified Amount due to a Partial Surrender.  When you take a partial surrender, the Specified Amount will be reduced to prevent an increase in the Net Amount At Risk, unless your partial surrender is a preferred partial surrender (as described below).  The policy's charges after the partial surrender will be based on the new Total Specified Amount. Any reduction of the Total Specified Amount will be made in the following order: against the most recent increase in the Total Specified Amount, then against the next most recent increases in the Total Specified Amount in succession, and finally, against the initial Total Specified Amount.

Preferred Partial Surrenders

A preferred partial surrender is a surrender that:

•	occurs before the 15th policy anniversary; and

•	when added to any prior preferred partial surrenders taken in the same policy year, does not exceed 10% of the Cash Value as of the beginning of the policy year.

Preferred partial surrenders do not result in a reduction of the Total Specified Amount.  The Total Specified Amount will only be reduced if the total partial surrender is greater than the amount that qualifies as a preferred partial surrender.  If the total partial surrender exceeds the amount that qualifies as a preferred partial surrender, then the Total Specified Amount will be reduced only by the difference between the total partial surrender and the preferred partial surrender.

Preferred partial surrenders are non-cumulative.  This means that any part of a preferred partial surrender not taken by you in a given policy year, cannot be added to the available preferred partial surrender amount in any later years.

The Death Benefit

Calculation of the Death Benefit

We will calculate the Death Benefit after we receive proof that the Insured has died and any other information we reasonably require.  The Death Benefit may be subject to an adjustment if you make an error or misstatement upon application, or if the Insured dies by suicide.  The Death Benefit Proceeds will be paid to the Beneficiary in a lump sum, unless the Beneficiary elects to leave the Proceeds on deposit with us or an affiliate.   For additional information regarding payment of the Death Benefit Proceeds, see the "Payment of Policy Proceeds" section of this prospectus.

While the policy is In Force, the Death Benefit will never be less than the Base Specified Amount.  The Death Benefit will depend on the d eath b enefit option you have chosen, any coverage payable under the Supplemental Insurance Rider and the tax test you have elected.  The Death Benefit may vary with the Cash Value of the policy, which is affected by Investment Experience, outstanding Indebtedness, and any due and unpaid monthly deductions that accrued during a Grace Period.

Death Benefit Options

There are three d eath b enefit options available under the policy.  You may choose one.   In deciding which death benefit option to elect for your policy, you should consult with your registered representative about the costs and advantages and/or disadvantages of each death benefit option.  Additionally, you should request and review policy illustrations representing each death benefit option.   If you do not choose one of the following d eath b enefit options, we will assume that you intended to choose Death Benefit Option One.   Not all death benefit option s may be available in all states.

Death Benefit Option One.  The Death Benefit will be the greater of the Total Specified Amount or the Minimum Required Death Benefit on the Insured's date of death.

Death Benefit Option Two.  The Death Benefit will be the greater of the Total Specified Amount plus the Cash Value as of the date of death, or the Minimum Required Death Benefit on the Insured's date of death.

Death Benefit Option Three.  The Death Benefit will be the greater of the Total Specified Amount plus the accumulated premium account (which consists of all Premium payments, plus interest, minus all partial surrenders as the Insured's date of death), or the Minimum Required Death Benefit on the Insured's date of death.

Also, for policies in which an Enhancement Benefit is available at the time the Death Benefit Proceeds become payable, an additional benefit may be paid.  For more information on the Enhancement Benefit, see the "Enhancement Benefit" sub-section of "The Policy" section of this prospectus.

Changes in the Death Benefit Option

After the first policy year, you may elect to change the d eath b enefit option from either Death Benefit Option One to Death Benefit Option Two, or from Death Benefit Option Two to Death Benefit Option One.  You may not change to Death Benefit Option Three.  However, you may change from Death Benefit Option Three to Death Benefit Option One or Death Benefit Option Two.  We will permit only one change of d eath b enefit option per policy year.  The effective date of a change will be the monthly anniversary of the Policy Date following the date we approve the change.

For any change in the d eath b enefit option to become effective, the Cash Surrender Value after the change must be sufficient to keep the policy In Force for at least three months.

Upon effecting a d eath b enefit option change from Death Benefit Option One to Death Benefit Option Two or a change from Death Benefit Option Three to Death Benefit Option Two, the Specified Amount will be reduced to prevent an increase in the Net Amount At Risk.  The policy's charges going forward will be based on the new Total Specified Amount. We will refuse a d eath b enefit option change that would reduce the Total Specified Amount to a level where the Premium you have already paid would exceed the maximum premium limitations under Section 7702 of the Code.

The Minimum Required Death Benefit

The policy has a Minimum Required Death Benefit.  The Minimum Required Death Benefit is the lowest Death Benefit that will qualify the policy as life insurance under Section 7702 of the Code.

The tax tests for life insurance generally require that the policy have a significant element of life insurance and not be primarily an investment vehicle.  At the time we issue the policy, you irrevocably elect one of the following tests to qualify the policy as life insurance under Section 7702 of the Code:

•	the cash value accumulation test; or

•	the guideline premium/cash value corridor test.

If you do not elect a test, we will assume that you intended to elect the guideline premium/cash value corridor test.

The cash value accumulation test determines the Minimum Required Death Benefit by multiplying the Cash Value by a percentage described in the federal tax regulations.  The percentages depend upon the Insured's age, sex (if not unisex classified), and underwriting classification.  Under the cash value accumulation test, there is no limit to the amount that may be paid in Premiums as long as there is sufficient Death Benefit in relation to the Cash Value at all times.

The guideline premium/cash value corridor test determines the Minimum Required Death Benefit by comparing the Death Benefit to an applicable percentage of the Cash Value.  These percentages are set out in the Code, and vary by the Attained Age of the Insured.

In deciding which test to elect for your policy, you should consider the following:

•
the cash value accumulation test generally allows flexibility to pay more premium, subject to our approval of any increase in the policy's Net Amount At Risk that would result from higher premium payments.  Premium payments under the guideline premium/cash value corridor test are limited by Section 7702 of the Code;

•
generally, the guideline premium/cash value corridor test produces a higher death benefit in the early years of the policy while the cash value accumulation test produces a higher D eath B enefit in the policy's later years; and

•	monthly cost of insurance charges that vary with the amount of the D eath B enefit may be greater during the years when the elected test produces a higher D eath B enefit.

Regardless of which test you elect, we will monitor compliance to ensure that the policy meets the statutory definition of life insurance for federal tax purposes.  As a result, the Proceeds payable under a policy should be excludable from gross income of the Beneficiary for federal income tax purposes.  We may refuse additional Premium payments or return Premium payments to you so that the policy continues to meet the Code's definition of life insurance.  Consult a qualified tax adviser on all tax matters involving your policy.

The Maximum Death Benefit

We reserve the right to limit the Death Benefit to the Maximum Death Benefit shown on the Policy Data Page.  Currently, for Death Benefit Option One and Death Benefit Option Two, the Maximum Death Benefit is equal to the sum of the Cash Value and the lesser of (i) 200% of the Total Specified Amount on the Policy Date and (ii) $8,000,000.  For Death Benefit Option Three, the maximum Death Benefit is equal to the lesser of (i) 200% of the Total Specified Amount on the Policy Date plus the lesser of (a) the Option Three maximum increase and (b) the accumulated premium amount; and (ii) the sum of the Cash Value and $8,000,000.  We may increase the Maximum Death Benefit in our sole discretion.

For each Valuation Period and upon the death of the Insured, we will determine whether the policy's Cash Value would cause the Death Benefit to be greater than the Maximum Death Benefit.  If the Death Benefit would exceed the Maximum Death Benefit, and we choose to exercise our limitation right, we will process a partial surrender so that the Death Benefit after the partial surrender is 90% of the Maximum Death Benefit.   The partial surrender will subsequently reduce the Cash Value and Total Specified Amount .   If you have elected the Supplemental Insurance Rider, the Rider Specified Amount and the Base Specified Amount will be proportionally reduced.  A partial surrender of this nature will ultimately reduce total policy charges because of the decreased Total Specified Amount (decreased coverage results in lower charges).

We will notify you in writing that a partial surrender subject to this section has been generated.  The partial surrender will be deducted proportionally from your Sub-Account allocations and the fixed account.  The partial surrender amount will be paid to you and will be accompanied by a transaction confirmation statement within thirty days of such occurrence.

Partial surrenders may result in adverse tax consequences.  We urge you to confer with your tax adviser regarding tax implications of receiving a pre-death distribution prior to the purchase of this policy

If you have elected Death Benefit Option Three and the accumulated premium amount is greater than the Cash Value, we , alternatively, reserve the right to reduce the amount previously credited to the accumulated premium account to an amount equal to 90% of the Cash Value immediately before the reduction .  For example, if your Cash Value is $100 and your accumulated premium account is $102, we would reduce your accumulated premium account by $12 to $90 (i.e., 90% of the Cash Value).   The accumulated premium account will not become less than zero because such reduction .   We will notify you in writing of any reduction in the accumulated premium account within thirty days of such occurrence.

The Maximum Death Benefit may, under certain circumstances, curtail the flexibility that the policy affords you.  For example, the policy's Cash Value may increase at a rate that outpaces the ratio of Cash Value to life insurance permitted under the Code.  In some instances,  this situation may be addressed by increasing the Total Specified Amount of insurance so that the policy's ratio of Cash Value to life insurance is readjusted to comply with the Code definition.  If, however, an increase in the Specified Amount would cause the Death Benefit to exceed the Maximum Death Benefit, then this method of achieving compliance with the Code definition of life insurance may not be available.

If the Death Benefit would exceed the Maximum Death Benefit, and we choose not to exercise our limitation right, we will increase the Maximum Death Benefit amount by endorsing the policy or reissuing the Policy Data Page.

Incontestability

We will not contest payment of the Death Benefit based on the initial Total Specified Amount after the policy has been In Force during the Insured's lifetime for two years from the Policy Date, and, in some states, within two years from a reinstatement date.  For any change in Total Specified Amount requiring evidence of insurability, we will not contest payment of the Death Benefit based on such increase after it has been In Force during the Insured's lifetime for two years from its effective date, and, in some states, within two years from a subsequent reinstatement date.

We will not contest a policy after a change in the Insured pursuant to the Change of Insured Rider after it has been In Force during the new Insured's lifetime for two years from the Change Date, and in some states, within two years from a reinstatement date.

Suicide

If the Insured dies by suicide, while sane or insane, within two years from the Policy Date or reinstatement date, we will pay no more than the sum of the Premiums paid, less any Indebtedness, and less any partial surrenders.  Similarly, if the Insured dies by suicide, while sane or insane, within two years from the date we accept an application for an increase in the Total Specified Amount, we will pay no more than the Death Benefit associated with insurance that has been In Force for at least two years from the Policy Date, plus the Cost of Insurance Charges associated with any increase in the Total Specified Amount that has been In Force for a shorter period.

If the Insured dies by suicide, while sane or insane, within two years from the effective date of a change of Insured (pursuant to the terms of the Change of Insured Rider, if elected and invoked), we will pay no more than the Cash Value as of the Change Date, plus any Premium paid since such date, less any Indebtedness, and less any partial surrenders.

If the policy was issued pursuant to an exchange under Section 1035 of the Code, and the Insured dies by suicide within two years of the Policy Date, we will pay a Death Benefit equal to the lesser of: (a) the amount of insurance under the exchanged policy as of the Policy Date; or (b) the Total Specified Amount of this policy.  This provision only applies if the exchanged policy was originally issued more than two years prior to the Policy Date of this policy.

Policy Maturity

Generally

If the policy is In Force on the Maturity Date, coverage will automatically be extended until the Insured's date of death unless you request otherwise.  Refer to the "Extending Coverage Beyond the Maturity Date" section below for additional information.

If the policy is In Force and you elect not to extend coverage beyond the Maturity Date, we will pay the Maturity Proceeds to you, generally, within seven days after we receive your written request at our Home Office.  However, the payment of Proceeds will be postponed, however, when: the New York Stock Exchange is closed; the SEC restricts trading or declares an emergency; the SEC permits us to defer it for the protection of our policy owners; or the Proceeds are to be paid from the fixed account.  The Proceeds will equal the policy's Cash Value minus any Indebtedness.  The Proceeds will be paid directly to you in a lump sum, unless you elect to leave the Proceeds on deposit with us, or an affiliate in an interest-bearing account.  After we pay the Proceeds, the policy is terminated.

The primary purpose of Maturity Date coverage extension is to continue the life insurance coverage, and avoid current income taxes on any earnings in excess of your cost basis if the maturity Proceeds are paid to you.  See, "Surrendering the Policy; Maturity," sub-section in the "Taxes" section of this prospectus for additional information.

Assuming you have no outstanding loans on the Maturity Date, and no partial surrenders or loans are taken after the Maturity Date, the Proceeds after the Maturity Date will equal or exceed the Proceeds on the Maturity Date.  However, because the loan interest rate charged may be greater than loan interest credited, if you have an outstanding loan on or after the Maturity Date, Proceeds after the Maturity Date may be less than the Proceeds on the Maturity Date.

Extending Coverage Beyond the Maturity Date

This policy may not qualify as life insurance under federal tax law after the Maturity Date.  Extending coverage beyond the Maturity Date may not provide more favorable tax treatment than otherwise applicable to the Maturity Proceeds.  If you do not elect to receive the Maturity Proceeds on the Maturity Date, your coverage will automatically be extended.  You should consult with a qualified tax advisor before coverage is extended beyond the Maturity Date.

After the Maturity Date, the policy will operate the same as it did prior to the Maturity Date except as follows:

•	the Total Specified Amount will be changed to the Cash Value on the Maturity Date and increases or decreases to the Total Specified Amount will not be permitted;

•	Death Benefit Option Two and Death Benefit Option Three will be changed to Death Benefit Option One where the Total Specified Amount equals the Cash Value;

•	100% of the policy's Cash Value will be transferred to the fixed account;

•	no additional Premium payments will be permitted;

•	no additional periodic policy charges will be deducted; and

•	the Maturity Date will not be extended when the policy would fail the definition of life insurance under the Code.

Payment of Policy Proceeds

When Proceeds (Death Benefit, maturity Proceeds, or Cash Surrender Value) are due under the policy , we require you to make such request for Proceeds in writing to us at our Home Office.  We will pay the Proceeds in a lump sum, unless you or the Beneficiary elects to leave the Proceeds on deposit with us or an affiliate in an interest-bearing account .

Normally, we will make a lump sum payment of the Proceeds within seven days of the date we receive your written reques t at our Home Office.   However, we will postpone payment of the Proceeds on days that we are unable to price Accumulation Units.  For more information on circumstances under which we are unable to price Accumulation Units, see the "Valuation of Accumulation Units" sub-section of the "Policy Investment Options" section of this prospectus.

Additionally, we reserve the right to delay payment of the Proceeds attributable to the fixed account for up to six months, or as permitted under state law.

Taxes

The tax treatment of life insurance policies under the Internal Revenue Code is complex and the tax treatment of your policy will depend on your particular circumstances.   Seek competent tax advice regarding the tax treatment of the policy given your situation.  The following discussion provides an overview of the Code's provisions relating to certain common life insurance policy transactions.  It is not and cannot be comprehensive, and it cannot replace personalized advice provided by a competent tax professional.

Types of Taxes

Federal Income Tax.  Generally, the United States assesses a tax on income, which is broadly defined to include all items of income from whatever source, unless specifically excluded.  Certain expenditures can reduce income for tax purposes and correspondingly the amount of tax payable.  These expenditures are called deductions.  While there are many more income tax concepts under the Code, the concepts of "income" and "deduction" are the most fundamental to the federal income tax treatment that pertains to this policy.

Federal Transfer Tax.  In addition to the income tax, the United States also assesses a tax on some or all of the value of certain transfers of wealth made by gift while a person is living (the federal gift tax), and by bequest or otherwise at the time of a person's death (the federal estate tax).

The federal gift tax is imposed on the value of the property (including cash) transferred by gift.  Each donor is allowed to exclude an amount (in 2009 and 2010, up to $13,000 per recipient) from the value of present interest gifts.  In addition, each donor is allowed a credit against the tax on the first million dollars in lifetime gifts (calculated after taking into account the $13,000 exclusion amount).  An unlimited marital deduction may be available for certain lifetime gifts made by the donor to the donor's spouse.  Unlike the estate tax, the gift tax is not scheduled to be repealed.

In general, in 2009, an estate of less than $3,500,000 (inclusive of certain pre-death gifts) will not incur a federal estate tax liability.  Pursuant to the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA"), the federal estate (but not federal gift) tax was repealed for decedents who die after December 31, 2009 and before January 1, 2011, and will be reinstated with respect to decedents who die after December 31, 2010.  If Congress has not acted further, the size of estates that will not incur an estate tax will revert to $1 million.  However, it is possible that new tax legislation will be introduced and passed that (a) may impose an estate tax on decedents who die during 2010, whether before or after the date that the legislation is passed, and/or (b) may make further changes to the estate tax for 2011 and beyond.  Those changes could include changing the threshold at which an estate would pay a federal estate tax and changing the tax rates applicable to such estates.

Under prior law, which is expected to continue if an estate tax is reimposed, an unlimited marital deduction may be available for federal estate tax purposes for certain amounts that pass to the surviving spouse.

If the transfer is made to someone two or more generations younger than the transferor, the transfer may be subject to the federal generation-skipping transfer tax ("GSTT").  The GSTT provisions generally apply to the same transfers that are subject to estate or gift taxes.  The tax is imposed at a flat rate equal to the maximum estate tax rate (for 2009, 45%), and there is a provision for an exemption (for 2009, $3.5 million).  As with the estate tax, the GSTT tax has been repealed for 2010; however, unless Congress acts to make that repeal permanent, the GSTT tax is scheduled to be reinstated on January 1, 2011 at a rate of 55%.

State and Local Taxes.  State and local estate, inheritance, income and other tax consequences of ownership or receipt of Policy Proceeds depend on the circumstances of each policy owner or beneficiary.  While these taxes may or may not be substantial in your case, state by state differences of these taxes preclude a useful description of them in this prospectus.

Buying the Policy

Federal Income Tax.  Generally, the Code treats life insurance Premiums as a personal expense.  This means that under the general rule you cannot deduct from your taxable income the Premiums paid to purchase the policy.

Federal Transfer Tax.  Generally, the Code treats the payment of Premiums on a life insurance policy as a gift when the Premium payment benefits someone else (such as when premium payments are paid by someone other than the policy owner).  Gifts are not generally included in the recipient's taxable income.  If you (whether or not you are the Insured) transfer ownership of the policy to another person, the transfer may be subject to a federal gift tax.

Investment Gain in the Policy

The income tax treatment of changes in the policy's Cash Value depends on whether the policy is "life insurance" under the Code.  If the policy meets the definition of life insurance, then the increase in the policy's Cash Value is not included in your taxable income for federal income tax purposes unless it is distributed to you before the death of the Insured.

To qualify as life insurance, the policy must meet certain tests set out in Section 7702 of the Code.  We will monitor the policy's compliance with Code Section 7702, and take whatever steps are necessary to stay in compliance.

Diversification.  In addition to meeting the tests required under Section 7702, Section 817(h) of the Code requires that the investments of the separate account be adequately diversified.  Regulations under Code Section 817(h) provide that a variable life policy that fails to satisfy the diversification standards will not be treated as life insurance unless such failure was inadvertent, is corrected, and the policy owner or the issuer pays an amount to the IRS.  If the failure to diversify is not corrected, the income and gain in the policy would be treated as taxable ordinary income for federal income tax purposes.

We will also monitor compliance with Code Section 817(h) and the regulations applicable to Section 817(h) and, to the extent necessary, will change the objectives or assets of underlying investment options to remain in compliance.

Thus, the policy should receive federal income tax treatment as life insurance.

Representatives of the IRS have informally suggested, from time to time, that the number of underlying investment options available or the number of transfer opportunities available under a variable product may be relevant in determining whether the product qualifies for the desired tax treatment.  In 2003, the IRS issued formal guidance, in Revenue Ruling 2003-91, that indicates that if the number of underlying investment options available in a variable insurance product does not exceed 20, the number of investment options alone would not cause the policy to not qualify for the desired tax treatment.  The IRS has also indicated that exceeding 20 investment options may be considered a factor, along with other factors including the number of transfer opportunities available under the policy, when determining whether the policy qualifies for the desired tax treatment.  The revenue ruling did not indicate the number of investment options, if any, that would cause the policy to not provide the desired tax treatment.  Should the U.S. Secretary of the Treasury issue additional rules or regulations limiting: the number of underlying investment options, transfers between underlying mutual funds, exchanges of underlying investment options or changes in the investment objectives of underlying investment options such that the policy would no longer qualify as life insurance under Section 7702 of the Code, we will take whatever steps are available to remain in compliance.

Periodic Withdrawals, Non-Periodic Withdrawals and Loans

The tax treatment described in this section applies to withdrawals and loans you choose to take from the policy.  It also applies to Premiums we accept but then return to meet the Code's definition of life insurance, and amounts used to pay the Premium on any rider to the policy.

The income tax treatment of distributions of cash from the policy depends on whether the policy is also a "modified endowment contract" under the Code. Generally, the income tax consequences of owning a life insurance policy that is not a modified endowment contract are more advantageous than the tax consequences of owning a life insurance policy that is a modified endowment contract.

The policies offered by this prospectus may or may not be issued as modified endowment contracts.  If a policy is issued as a modified endowment contract, it will always be a modified endowment contract; a policy that is not issued as a modified endowment contract can become a modified endowment contract due to subsequent transactions with respect to the policy, such as payment of additional Premiums.  If the policy is not issued as a modified endowment contract, we will monitor it and advise you if the payment of a Premium, or other transaction, may cause the policy to become a modified endowment contract.

Depending on your circumstances, the use of the cash value of the policy to pay for the cost of any Rider added to the base policy, could be treated as a distribution, and would be subject to the rules described below.  You should seek competent tax advice regarding the tax treatment of the addition of any Rider to your policy, based on your individual facts and circumstances.

When the Policy is Life Insurance that is a Modified Endowment Contract.  Section 7702A of the Code defines modified endowment contracts as those life insurance policies issued or materially changed on or after June 21, 1988 on which the total Premiums paid during the first seven years exceed the amount that would have been paid if the policy provided for paid up benefits after seven level annual Premiums.  Under certain conditions, a policy may become a modified endowment contract, or may become subject to a new seven year testing period as a result of a "material change" or a "reduction in benefits" as defined by Section 7702A(c) of the Code.

All modified endowment contracts issued to the same owner by the same company during a single calendar year are required to be aggregated and treated as a single policy for purposes of determining the amount that is includible in income when a distribution occurs.

The Code provides special rules for the taxation of surrenders, partial surrenders, loans, collateral assignments and other pre-death distributions from modified endowment contracts.  Under these special rules, such transactions are taxable to the extent that at the time of the transaction the Cash Value of the policy exceeds the investment in the policy (generally, the Premiums paid for the policy).  In addition, a 10% tax penalty generally applies to the taxable portion of such distributions unless the policy owner is over age 59½ or disabled, or the distribution is part of a series of substantially equal periodic payments as defined in the Code.

When the Policy is Life Insurance that is NOT a Modified Endowment Contract.  If the policy is not issued as a modified endowment contract, we will monitor Premiums paid and will notify the policy owner when the policy is in jeopardy of becoming a modified endowment contract.

Distributions from life insurance policies that are not modified endowment contracts generally are treated as being from the investment in the policy (generally, the Premiums paid for the policy), and then from the income in the policy.  Because Premium payments are generally nondeductible, distributions not in excess of investment in the policy are generally not includible in income; instead, they reduce the owner's investment in the policy.

However, if a policy is not a modified endowment contract, a cash distribution during the first 15 years after a policy is issued that causes a reduction in Death Benefits may still be fully or partially taxable to the policy owner pursuant to Section 7702(f)(7) of the Code.  You should carefully consider this potential tax ramification and seek further information before requesting any changes in the terms of the policy.

In addition, a loan from a life insurance policy that is not a modified endowment contract is not taxable when made, although it can be treated as a distribution if it is forgiven during the owner's lifetime.  Distributions from policies that are not modified endowment contracts are not subject to the 10% early distribution penalty tax.

Surrendering the Policy; Maturity

A full surrender, cancellation of the policy by Lapse, or the maturity of the policy on its Maturity Date may have adverse tax consequences.  If the amount you receive (or are deemed to receive upon maturity) plus total policy Indebtedness exceeds the investment in the policy (generally, the Premiums paid into the policy), then the excess generally will be treated as taxable ordinary income, regardless of whether or not the policy is a modified endowment contract.  In certain circumstances, for example when the policy Indebtedness is very large, the amount of tax could exceed the amount distributed to you at surrender.

The purpose of the Maturity Date extension feature is to permit the policy to continue to be treated as life insurance for tax purposes.  Although we believe that the extension provision will cause the Contract to continue to be treated as life insurance after the initially scheduled maturity date, that result is not certain due to a lack of specificity in the guidance on the issue.  You should consult with your qualified tax adviser regarding the possible adverse tax consequences that could result from an extension of the scheduled Maturity Date.

Withholding

Distributions of income from a life insurance policy, including a life insurance policy that is a modified endowment contract, are subject to federal income tax withholding.  Generally, the recipient may elect not to have the withholding taken from the distribution.  We will withhold income tax unless you advise us, in writing, of your request not to withhold.  If you request that taxes not be withheld, or if the taxes withheld are insufficient, you may be liable for payment of an estimated tax.

A distribution of income from a life insurance policy may be subject to mandatory back-up withholding.  Mandatory backup withholding means that we are required to withhold taxes on a distribution, at the rate established by Section 3406 of the Code, and the recipient cannot elect to receive the entire distribution at once.  Mandatory backup withholding may arise if we have not been provided a taxpayer identification number, or if the IRS notifies us that back-up withholding is required.

In certain employer-sponsored life insurance arrangements, participants may be required to report for income tax purposes, one or more of the following:

•	the value each year of the life insurance protection provided;

•	an amount equal to any employer-paid Premiums;

•	some or all of the amount by which the current value exceeds the employer's interest in the policy;

•	interest that is deemed to have been forgiven on a loan that we deemed to have been made by the employer.

Participants in an employer-sponsored plan relating to this policy should consult with the sponsor or the administrator of the plan, and/or with their personal tax or legal adviser, to determine the tax consequences, if any, of their employer-sponsored life insurance arrangements.

Exchanging the Policy for Another Life Insurance Policy

Generally, you will pay taxes on amounts that you receive in excess of your Premium payments when you completely surrender the policy.  If, however, you exchange the policy for another life insurance policy, modified endowment contract, or annuity contract, you will not be taxed on the excess amount if the exchange meets the requirements of Code Section 1035.  To meet Section 1035 requirements, the Insured named in the policy must be the Insured for the new policy.  Generally, the new policy or contract will be treated as having the same issue date and tax basis as the old policy or contract.

If the policy or contract is subject to a policy Indebtedness that is discharged as part of the exchange transaction, the discharge of the Indebtedness may be taxable.  Owners should consult with their personal tax or legal advisers in structuring any policy exchange transaction.

Taxation of Death Benefits

Federal Income Tax.  The Death Benefit is generally excludable from the beneficiary's gross income under Section 101 of the Code.  However, if the policy had been transferred to a new policy owner for valuable consideration (e.g., through a sale of the contract), a portion of the Death Benefit may be includible in the beneficiary's gross income when it is paid.

The payout option selected by your beneficiary may affect how the payments received by the beneficiary are taxed.  Under the various payout options, the amount payable to the beneficiary may include earnings on the Death Benefit, which will be taxable as ordinary income.  For example, if the beneficiary elects to receive interest only, then the entire amount of the interest payment will be taxable to the beneficiary; if a periodic payment (whether for a fixed period or for life) is selected, then a portion of each payment will be taxable interest income, and a portion will be treated as the nontaxable payment of the Death Benefit.  Your beneficiaries should consult with their tax advisers to determine the tax consequences of electing a payout option, based on their individual circumstances.

Special federal income tax considerations for life insurance policies owned by employers.  In 2006, President Bush signed the Pension Protection Act of 2006, adding Sections 101(j) and 6039I to the Code, which affect the tax treatment of life insurance policies owned by the employer of the Insured.  These provisions are generally effective for life insurance policies issued after August 17, 2006.  If a life insurance policy was issued on or before August 17, 2006, but materially modified after that date, it will be treated as having been issued after that date for purposes of Section 101(j).  Policies issued after August 17, 2006 pursuant to a Section 1035 exchange generally are excluded from the operation of these provisions, provided that the policy received in the exchange does not have a material increase in death benefit or other material change with respect to the old policy.

Section 101(j) provides the general rule that, with respect to an employer-owned life insurance policy, the amount of death benefit payable directly or indirectly to the employer that may be excluded from income cannot exceed the sum of Premiums and other payments paid by the policyholder for the policy.  Consequently, under this general rule, the entire death benefit, less the cost to the policyholder, will be taxable.  Although Section 101(j) is not clear, if lifetime distributions from the policy are made as a nontaxable return of premium, it appears that the reduction would apply for Section 101(j) purposes and reduce the amount of Premiums for this purpose.

There are two exceptions to this general rule of taxability, provided that statutory notice, consent, and information requirements are satisfied.  These requirements are: that, prior to the issuance of the policy to a company: (a) the employee is notified in writing that the employer intends to insure the employee's life, and the maximum face amount for which the employee could be Insured at the time that the policy is issued; (b) the employee provides written consent to being insured under the policy and that such coverage may continue after the Insured terminates employment; and (c) the employee is informed in writing that the employer will be a beneficiary of any proceeds payable upon the death of the employee.  If the employer fails to meet all of those requirements, then neither exception can apply.

The two exceptions are as follows.  First, if proper notice and consent are given and received, and if the Insured was an employee at any time during the 12-month period before the Insured's death, then Section 101(j) would not apply.

Second, if proper notice and consent are given and received and, at the time that the policy is issued, and the Insured is either a director, a "highly compensated employee" (within the meaning of Section 414(q) of the Code without regard to paragraph (1)(B)(ii) thereof), or a "highly compensated individual" (within the meaning of Section 105(h)(5), except "35%" is substituted for "25%" in paragraph (C) thereof), then Section 101(j) would not apply.

Code Section 6039I requires any policyholder of an employer-owned policy to file an annual return showing (a) the number of employees of the policyholder, (b) the number of such employees insured under employee-owned policies at the end of the year, (c) the total amount of insurance in force with respect to those policies at the end of the year, (d) the name, address, taxpayer identification number and type of business of the policyholder, and (e) that the policyholder has a valid consent for each Insured (or, if all consents are not obtained, the number of insured employees for whom such consent was not obtained).  Proper recordkeeping is also required by this section.

It is your responsibility to (a) provide the proper notice to each Insured, (b) obtain the proper consent from each Insured, (c) inform each Insured in writing that you will be the beneficiary of any proceeds payable upon the death of the Insured, and (d) file the annual return required by Section 6039I.  If you fail to provide the necessary notice and information, or fail to obtain the necessary consent, the death benefit will be taxable to you when received.  If you fail to file a properly completed return under Section 6039I, you could be required to pay a penalty.

Federal Transfer Taxes.  When the Insured dies, the Death Benefit will generally be included in the Insured's federal gross estate if: (1) the Proceeds were payable to or for the benefit of the Insured's estate; or (2) the Insured held any "incident of ownership" in the policy at death or at any time within 3 years of death.  An incident of ownership, in general, is any right in the policy that may be exercised by the policy owner, such as the right to borrow on the policy or the right to name a new beneficiary.

If the beneficiary is two or more generations younger than the Insured, the Death Benefit may be subject to the GSTT.  Pursuant to regulations issued by the U.S. Secretary of the Treasury, we may be required to withhold a portion of the Proceeds and pay them directly to the IRS as the GSTT tax payment.

If the policy owner is not the Insured or a beneficiary, payment of the Death Benefit to the beneficiary will be treated as a gift to the beneficiary from the policy owner.

Terminal Illness

Certain distributions made under a policy on the life of a "terminally ill individual" or a "chronically ill individual," as those terms are defined in the Code, are treated as death proceeds.  See, "Taxation of Death Benefits," above.

Special Considerations for Corporations

Section 264 of the Code imposes a number of limitations on the interest and other business deductions that may otherwise be available to businesses that own life insurance policies.  In addition, the Premium paid by a business for a life insurance policy is not deductible as a business expense or otherwise if the business is directly or indirectly a beneficiary of the policy.

For purposes of the alternative minimum tax ("AMT") that may be imposed on corporations, the death benefit from a life insurance policy, even though excluded from gross income for normal tax purposes, is included in "adjusted current earnings" for AMT purposes.  In addition, although increases to the Cash Surrender Value of a life insurance policy are generally excluded from gross income for normal income tax purposes, such increases are included in adjusted current earnings for income tax purposes.

Due to the complexity of these rules, and because they are affected by your facts and circumstances, you should consult with legal and tax counsel and other competent advisers regarding these matters.

Federal appellate and trial courts have examined the economic substance of transactions involving life insurance policies owned by corporations.  These cases involved relatively large loans against the policy's Cash Value as well as tax deductions for the interest paid on the policy loans by the corporate policy owner to the insurance company.  Under the particular factual circumstances in these cases, the courts determined that the corporate policy owners should not have taken tax deductions for the interest paid.  Accordingly, the court determined that the corporations should have paid taxes on the amounts deducted.  Corporations should consider, in consultation with tax professionals familiar with these matters, the impact of these decisions on the corporation's intended use of the policy.

See, also, "Taxation of Death Benefits", "Special federal income tax considerations for life insurance policies owned by employers", above; and "Business Uses of the Policy", below.

Taxes and the Value of Your Policy

For federal income tax purposes, a separate account is not a separate entity from the company.  Thus, the tax status of the separate account is not distinct from our status as a life insurance company.  Investment income and realized capital gains on the assets of the separate account are reinvested and taken into account in determining the value of Accumulation Units.  As a result, such investment income and realized capital gains are automatically applied to increase reserves under the policies.

At present, we do not expect to incur any federal income tax liability that would be chargeable to the Accumulation Units.  Based upon these expectations, no charge is being made against your Accumulation Units for federal income taxes.  If, however, we determine that taxes may be incurred, we reserve the right to assess a charge for these taxes.

We may also incur state and local taxes (in addition to those described in the discussion of the Premium Taxes) in several states.  At present, these taxes are not significant.  If they increase, however, charges for such taxes may be made that would decrease the value of your Accumulation Units.

Business Uses of the Policy

The life insurance policy may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans, and others.  The tax consequences of these plans may vary depending on the particular facts and circumstances of each individual arrangement.  The IRS has also recently issued new guidance on split dollar insurance plans.  In addition, Internal Revenue Code Section 409A, which sets forth new rules for taxation of nonqualified deferred compensation, was added to the Code for deferrals after December 31, 2004.  Therefore, if you are contemplating using the policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a tax adviser as to tax attributes of the arrangement.

Non-Resident Aliens and Other Persons Who are not Citizens of the United States

Special income tax laws and rules apply to non-resident aliens of the United States including certain withholding requirements with respect to pre-death distributions from the policy.  In addition, foreign law may impose additional taxes on the policy, the Death Benefit, or other distributions and/or ownership of the policy.

In addition, special gift, estate and GSTT laws and rules may apply to non-resident aliens, and to transfers to persons who are not citizens of the United States, including limitations on the marital deduction if the surviving or donee spouse is not a citizen of the United States.

If you are a non-resident alien, or a resident alien, or if any of your beneficiaries (including your spouse) are not citizens of the United States, you should confer with a competent tax professional with respect to the tax treatment if this policy.

If you, the Insured, the beneficiary, or other person receiving any benefit or interest in or from the policy, are not both a resident and citizen of the United States, there may be a tax imposed by a foreign country that is in addition to any tax imposed by the United States.  The foreign law (including regulations, rulings, treaties with the United States, and case law) may change and impose additional or increased taxes on the policy, payment of the Death Benefit, or other distributions and/or ownership of the policy.

Tax Changes

The foregoing discussion, which is based on our understanding of federal tax laws as currently interpreted by the IRS, is general and is not intended as tax advice.

The Code has been subjected to numerous amendments and changes, and it is reasonable to believe that it will continue to be revised.  The United States Congress has, in the past, considered numerous legislative proposals that, if enacted, could change the tax treatment of life insurance policies.  It is reasonable to believe that such proposals, and future proposals, may be enacted into law.  The U.S. Treasury Department may amend existing regulations, issue new regulations, or adopt new interpretations of existing law that may differ from its current positions on these matters.  In addition, current state law (which is not discussed herein) and future amendments to state law may affect the tax consequences of the policy.

The foregoing is a general explanation as to certain tax matters pertaining to insurance policies.  It is not intended to be legal or tax advice.  You should consult your independent legal, tax and/or financial adviser.

Any or all of the foregoing may change from time to time without any notice, and the tax consequences arising out of a policy may be changed retroactively.  There is no way of predicting if, when, or to what extent any such change may take place.  We make no representation as to the likelihood of the continuation of these current laws, interpretations, and policies.

Nationwide Life Insurance Company

We are a stock life insurance company organized under Ohio law.  We were founded in March, 1929 and our Home Office is One Nationwide Plaza, Columbus, Ohio 43215.  We provide long-term savings products by issuing life insurance, annuities and other retirement products.

Nationwide intends to rely on the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934 ("1934 Act").  In reliance on the exemption provided by Rule 12h-7, we do not intend to file periodic reports as required under the 1934 Act.

Nationwide VLI Separate Account–4

Organization, Registration and Operation

Nationwide VLI Separate Account-4 is a separate account established under Ohio law.  We own the assets in this account and we are obligated to pay all benefits under the policies.  We may use the separate account to support other variable life insurance policies that we issue.  The separate account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 ("1940 Act") and qualifies as a "separate account" within the meaning of the federal securities laws. This registration does not involve the SEC's supervision of the separate account's management or investment practices or policies.

The separate account is divided into Sub-Accounts that invest in shares of the underlying mutual funds.  We buy and sell the mutual shares at their respective NAV.  Any dividends and distributions from a mutual fund are reinvested at NAV in shares of that mutual fund.

Income, gains, and losses, whether or not realized, from the assets in the separate account will be credited to, or charged against, the separate account without regard to Nationwide's other income, gains, or losses.  Income, gains, and losses credited to, or charged against, a Sub-Account reflect the Sub-Account's own Investment Experience and not the investment experience of our other assets.  The separate account's assets are held separately from our other assets and are not part of our general account.  We may not use the separate account's assets to pay any of our liabilities other than those arising from the policies.  We will hold assets in the separate account equal to its liabilities.  For the purposes of federal securities laws, the separate account is, and will remain, fully funded at all times.  The separate account may include other Sub-Accounts that are not available under the policies, and are not discussed in this prospectus.

We do not guarantee any money you place in this separate account. The value of each Sub-Account will increase or decrease, depending on the Investment Experience of the corresponding mutual fund.  You could lose some or all of your money.

Addition, Deletion or Substitution of Mutual Funds

Where permitted by applicable law, we reserve the right to:

•	remove, combine, or add Sub-Accounts and make new Sub-Accounts available;

•	substitute shares of another mutual fund, which may have different fees and expenses, for shares of an existing mutual fund;

•	transfer assets supporting the policies from one Sub-Account to another, or from one separate account to another;

•	combine the separate account with other separate accounts, and/or create new separate accounts;

•	deregister the separate account under the 1940 Act, or operate the separate account as a management investment company under the 1940 Act or as any other form permitted by law; and

•	modify the policy provisions to reflect changes in the Sub-Accounts and the separate account to comply with applicable law.

We reserve the right to make other structural and operational changes affecting this separate account.

We will notify you if we make any of the changes above.  Also, to the extent required by law, we will obtain the required orders, approvals and/or regulatory clearance from the appropriate government agencies (such as the various insurance regulators or the SEC).

Substitution of Securities. Nationwide may substitute, eliminate, or combine shares of another underlying mutual fund for shares already purchased or to be purchased in the future if either of the following occurs:

(1)	shares of a current underlying mutual fund are no longer available for investment; or

(2)	further investment in an underlying mutual fund is inappropriate.

In April 2009, Nationwide filed an application with the SEC for an order permitting it to substitute assets allocated to certain underlying mutual funds into other underlying mutual funds available under the policy that have similar investment objectives and strategies.  If and when Nationwide receives SEC approval for these substitutions, affected policy owners will be notified in advance of the specific details relating to the substitutions and will be given an opportunity to make alternate investment allocations.

No substitution of shares may take place without the prior approval of the SEC.  All affected contract owners will be notified in the event there is a substitution, elimination or combination of shares.

The substitute mutual fund may have different fees and expenses.  Substitution may be made with respect to existing investments or the investment of future Premium, or both.  We may close Sub-Accounts to allocations of Premiums or policy value, or both, at any time in our sole discretion.  The mutual funds, which sell their shares to the Sub-Accounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the Sub-Accounts.

Deregistration of the Separate Account. Nationwide may deregister Nationwide VLI Separate Account-4 under the 1940 Act in the event the separate account meets an exemption from registration under the 1940 Act, if there are no shareholders in the separate account or for any other purpose approved by the SEC.

No deregistration may take place without the prior approval of the SEC.  All contract owners will be notified in the event Nationwide deregisters Nationwide VLI Separate Account-4.

Voting Rights

Although the separate account owns the mutual fund shares, you are the beneficial owner of those shares.  When a matter involving a mutual fund is subject to shareholder vote, unless there is a change in existing law, we will vote the separate account's shares only as you instruct.

When a shareholder vote occurs, you will have the right to instruct us how to vote.  The weight of your vote is based on the number of mutual fund shares that corresponds to the amount of Cash Value you have allocated to that mutual fund's Sub-Account (as of a date set by the portfolio).  We will vote shares for which no instructions are received in the same proportion as those that are received.  What this means to you is that when only a small number of policy owners vote, each vote has a greater impact on, and may control the outcome of the vote.

Legal Proceedings

Nationwide Life Insurance Company

Nationwide Financial Services, Inc. (NFS, or collectively with its subsidiaries, "the Company") was formed in November 1996.  NFS is the holding company for Nationwide Life Insurance Company (NLIC), Nationwide Life and Annuity Insurance Company (NLAIC) and other companies that comprise the life insurance and retirement savings operations of the Nationwide group of companies (Nationwide). This group includes Nationwide Financial Network (NFN), an affiliated distribution network that markets directly to its customer base.  NFS is incorporated in Delaware and maintains its principal executive offices in Columbus, Ohio.

The Company is a party to litigation and arbitration proceedings in the ordinary course of its business.  It is often not possible to determine the ultimate outcome of the pending investigations and legal proceedings or to provide reasonable ranges of potential losses with any degree of certainty.  Some matters, including certain of those referred to below, are in very preliminary stages, and the Company does not have sufficient information to make an assessment of the plaintiffs’ claims for liability or damages.  In some of the cases seeking to be certified as class actions, the court has not yet decided whether a class will be certified or (in the event of certification) the size of the class and class period.  In many of the cases, the plaintiffs are seeking undefined amounts of damages or other relief, including punitive damages and equitable remedies, which are difficult to quantify and cannot be defined based on the information currently available.  The Company does not believe, based on information currently known by management, that the outcomes of such pending investigations and legal proceedings are likely to have a material adverse effect on the Company’s consolidated financial position.  However, given the large and/or indeterminate amounts sought in certain of these matters and inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could have a material adverse effect on the Company’s consolidated financial position or results of operations in a particular period.

In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits relating to life insurance and annuity pricing and sales practices.  A number of these lawsuits have resulted in substantial jury awards or settlements against life insurers other than the Company.

The financial services industry, including mutual fund, variable annuity, retirement plan, life insurance and distribution companies, has also been the subject of increasing scrutiny on a broad range of issues by regulators, legislators and the media over the past few years.  Numerous regulatory agencies, including the SEC, the Financial Industry Regulatory Authority and the New York State Attorney General, have commenced industry-wide investigations on such issues as late trading and market timing in connection with mutual funds and variable insurance contracts, and have commenced enforcement actions against some mutual fund and life insurance companies on those issues.  The Company has responded to information requests and/or subpoenas from the SEC in 2003 and the New York State Attorney General in 2005 in connection with investigations regarding market timing in certain mutual funds offered in insurance products sponsored by the Company.  The Company is not aware of any further action on these matters.

In addition, state and federal regulators and other governmental bodies have commenced investigations, proceedings or inquiries relating to compensation and bidding arrangements and possible anti-competitive activities between insurance producers and brokers and issuers of insurance products, and unsuitable sales and replacements by producers on behalf of the issuer.  Also under investigation are compensation and revenue sharing arrangements between the issuers of variable insurance contracts and mutual funds or their affiliates, fee arrangements in retirement plans, the use of side agreements and finite reinsurance agreements, funding agreements issued to back MTN programs, recordkeeping and retention compliance by broker-dealers, and supervision of former registered representatives.  Related investigations, proceedings or inquiries may be commenced in the future.  The Company and/or its affiliates have been contacted by, self reported or received subpoenas from state and federal regulatory agencies and other governmental bodies, state securities law regulators and state attorneys general for information relating to certain of these investigations, including those relating to compensation, revenue sharing and bidding arrangements, anti-competitive activities, unsuitable sales or replacement practices, fee arrangements in retirement plans, the use of side agreements and finite reinsurance agreements, and funding agreements backing the MTN program.  The Company is cooperating with regulators in connection with these inquiries and will cooperate with Nationwide Mutual Insurance Company (NMIC) in responding to these inquiries to the extent that any inquiries encompass NMIC’s operations.

A promotional and marketing arrangement associated with the Company’s offering of a retirement plan product and related services in Alabama is under investigation by the Alabama Attorney General, which assumed the investigation from the Alabama Securities Commission.  The Company currently expects that any damages paid to settle this matter will not have a material adverse impact on its consolidated financial position.  It is not possible to predict what effect, if any, the outcome of this investigation may have on the Company's retirement plan operations with respect to promotional and marketing arrangements in general in the future.

These proceedings are expected to continue in the future and could result in legal precedents and new industry-wide legislation, rules and regulations that could significantly affect the financial services industry, including mutual fund, retirement plan, life insurance and annuity companies.  These proceedings also could affect the outcome of one or more of the Company’s litigation matters.  There can be no assurance that any litigation or regulatory actions will not have a material adverse effect on the Company’s consolidated financial position or results of operations in the future.

On September 10, 2009, NRS was named in a lawsuit filed in the Circuit Court for Montgomery County, Alabama entitled Twanna Brown, Individually and on behalf of all other persons in Alabama who are similarly situated, v. Nationwide Retirement Solutions, Inc., Alabama State Employees Association, PEBCO, Inc., Edwin “Mac” McArthur, Steve Walkley, Glenn Parker, Ulysses Lavender, Diana McLain, Randy Hebson, and Robert Wagstaff; and Unknown Defendants A-Z.  On January 22, 2010, Brown filed an Amended Complaint alleging in Count One, that all the defendants were involved in a civil conspiracy and seeks to recover actual damages, forfeiture of all other payments and/or salaries to be the fruit of such other payments, punitive damages and costs and attorneys fees. In Count Two, although NRS is not named, it is alleged that the remaining defendants breached their fiduciary duties and seeks actual damages, forfeiture of all other payments and/or salaries to be the fruit of such other payments, punitive damages and costs and attorneys fees. In Count Three, although NRS is not named, the plaintiff seeks declaratory relief that the individual defendants breached their fiduciary duties, seeks injunctive relief permanently removing said defendants from their respective offices in the Alabama State Employees Association (ASEA) and PEBCO and costs and attorneys fees. In Count Four, it alleges that any money Nationwide paid belonged exclusively to ASEA for the use and benefit of its membership at large and not for the personal benefit of the individual defendants.  Plaintiff seeks to recover actual damages from the individual defendants, forfeiture of all other payments and/or salaries to be the fruit of such other payments, punitive damages and costs and attorneys fees. On February 5, 2010, the Company filed a motion to dismiss, or in the alternative, a motion to stay the amended complaint.  On February 9, 2010, the individual defendants filed a motion to dismiss the amended complaint.  On December 13, 2009, the plaintiff filed a motion to consolidate this case with Nationwide Retirement Solutions, Inc. v. Alabama State Personnel Board, PEBCO, Inc. and Alabama State Employees Association. The Company continues to defend this case vigorously.

On November 20, 2007, NRS and NLIC were named in a lawsuit filed in the Circuit Court of Jefferson County, Alabama entitled Ruth A. Gwin and Sandra H. Turner, and a class of similarly situated individuals v. Nationwide Life Insurance Company, Nationwide Retirement Solutions, Inc., Alabama State Employees Association, PEBCO, Inc. and Fictitious Defendants A to Z. On December 2, 2008, NRS and NLIC were named in an Amended Class Action Complaint filed in the Circuit Court of Jefferson County, Alabama entitled Ruth A. Gwin, Steven E. Coker, Sandra H. Turner, and a class of similarly situated individuals v. Nationwide Life Insurance Company, Nationwide Retirement Solutions, Inc, Alabama State Employees Association, Inc., PEBCO, Inc. and Fictitious Defendants A to Z claiming to represent a class of all participants in the ASEA Plan, excluding members of the Deferred Compensation Committee, members of the Board of Control, ASEA's directors, officers and board members, and PEBCO directors, officers and board members. The class period is from November 20, 2001 to the date of trial.  In the amended class action complaint, the plaintiffs allege breach of fiduciary duty, wantonness and breach of contract.  The amended class action complaint seeks a declaratory judgment, an injunction, an appointment of an independent fiduciary to protect Plan participants, disgorgement of amounts paid, reformation of Plan documents, compensatory damages and punitive damages, plus interest, attorneys' fees and costs and such other equitable and legal relief to which plaintiffs and class members may be entitled.  Also, on December 2, 2008, the plaintiffs filed a motion for preliminary injunction seeking an order requiring periodic payments made by NRS and/or NLIC to ASEA or PEBCO to be held in a trust account for the benefit of Plan participants.  On December 16, 2008, the Companies filed their Answer. On April 28, 2009, the court entered an order denying the plaintiffs’ motion for preliminary injunction.  NRS and NLIC continue to defend this case vigorously.

On July 11, 2007, NLIC was named in a lawsuit filed in the United States District Court for the Western District of Washington at Tacoma entitled Jerre Daniels-Hall and David Hamblen, Individually and on behalf of All Others Similarly Situated v. National Education Association, NEA Member Benefits Corporation, Nationwide Life Insurance Company, Security Benefit Life Insurance Company, Security Benefit Group, Inc., Security Distributors, Inc., et. al.  The plaintiffs seek to represent a class of all current or former National Education Association (NEA) members who participated in the NEA Valuebuilder 403(b) program at any time between January 1, 1991 and the present (and their heirs and/or beneficiaries).  The plaintiffs allege that the defendants violated the Employee Retirement Income Security Act of 1974, as amended (ERISA) by failing to prudently and loyally manage plan assets, by failing to provide complete and accurate information, by engaging in prohibited transactions, and by breaching their fiduciary duties when they failed to prevent other fiduciaries from breaching their fiduciary duties.  The complaint seeks to have the defendants restore all losses to the plan, restoration of plan assets and profits to participants, disgorgement of endorsement fees, disgorgement of service fee payments, disgorgement of excessive fees charged to plan participants, other unspecified relief for restitution, declaratory and injunctive relief, and attorneys’ fees.    On May 23, 2008, the Court granted the defendants’ motion to dismiss.  On June 19, 2008, the plaintiffs filed a notice of appeal.  On July 10, 2009, the Court of Appeals heard oral argument.  NLIC continues to defend this lawsuit vigorously.

On November 15, 2006, NFS, NLIC and NRS were named in a lawsuit filed in the United States District Court for the Southern District of Ohio entitled Kevin Beary, Sheriff of Orange County, Florida, In His Official Capacity, Individually and On Behalf of All Others Similarly Situated v. Nationwide Life Insurance Co., Nationwide Retirement Solutions, Inc. and Nationwide Financial Services, Inc.  The plaintiff sought to represent a class of all sponsors of 457(b) deferred compensation plans in the United States that had variable annuity contracts with the defendants at any time during the class period, or in the alternative, all sponsors of 457(b) deferred compensation plans in Florida that had variable annuity contracts with the defendants during the class period.  The class period is from January 1, 1996 until the class notice is provided.  The plaintiff alleged that the defendants breached their fiduciary duties by arranging for and retaining service payments from certain mutual funds.  The complaint sought an accounting, a declaratory judgment, a permanent injunction and disgorgement or restitution of the service fee payments allegedly received by the defendants, including interest.  On January 25, 2007, NFS, NLIC and NRS filed a motion to dismiss.  On September 17, 2007, the Court granted the motion to dismiss.  On October 1, 2007, the plaintiff filed a motion to vacate judgment and for leave to file an amended complaint.  On September 15, 2008, the Court denied the plaintiffs’ motion to vacate judgment and for leave to file an amended complaint.  On February 3, 2010, the Sixth Circuit Court of Appeals affirmed the District Court’s dismissal of this case.   NFS, NLIC and NRS continue to defend this lawsuit vigorously.

On August 15, 2001, NFS and NLIC were named in a lawsuit filed in the United States District Court for the District of Connecticut entitled Lou Haddock, as trustee of the Flyte Tool & Die, Incorporated Deferred Compensation Plan, et al v. Nationwide Financial Services, Inc. and Nationwide Life Insurance Company.  In the plaintiffs' sixth amended complaint, filed November 18, 2009, they amended the list of named plaintiffs and claim to represent a class of qualified retirement plan trustees under ERISA that purchased variable annuities from NLIC.  The plaintiffs allege that they invested ERISA plan assets in their variable annuity contracts and that NLIC and NFS breached ERISA fiduciary duties by allegedly accepting service payments from certain mutual funds.  The complaint seeks disgorgement of some or all of the payments allegedly received by NFS and NLIC, other unspecified relief for restitution, declaratory and injunctive relief, and attorneys’ fees.  On November 6, 2009, the Court granted the plaintiff’s motion for class certification and certified a class of “All trustees of all employee pension benefit plans covered by ERISA which had variable annuity contracts with NFS and NLIC or whose participant's had individual variable annuity contracts with NFS and NLIC at any time from January 1, 1996, or the first date NFS and NLIC began receiving payments from mutual funds based on a percentage of assets invested in the funds by NFS and NLIC, whichever came first, to the date of November 6, 2009”.  Also on November 6, 2009, the Court denied plaintiffs' motion to strike NFS and NLIC’s counterclaim for breach of fiduciary duty against the Trustees, in the event NFS and NLIC are held to be a fiduciary at trial, and granted H. Grady Chandler’s motion to intervene.  On November 23, 2009, NFS and NLIC filed a rule 23(f) petition asking the Second Circuit Court of Appeals to hear an appeal of the District Court's order granting class certification. On December 2, 2009, NFS and NLIC filed an answer to the 6th Amended Complaint.  On January 29, 2010, the Companies filed a motion for class certification against the four named plaintiffs, as trustees of their respective retirement plans and against the trustees of other ERISA retirement plans who become members of the class certified in this lawsuit, for breach of fiduciary duty to the plans because the trustees approved and accepted the advantages of the allegedly unlawful “revenue sharing” payments.  NFS and NLIC continue to defend this lawsuit vigorously.

Nationwide Investment Services Corporation

The general distributor, Nationwide Investment Services Corporation, is not engaged in litigation of a material nature.

Financial Statements

The Statement of Additional Information ("SAI") contains the financial statements of Nationwide VLI Separate Account-4 and the consolidated financial statements of Nationwide Life Insurance Company and subsidiaries.  You may obtain a copy of the SAI FREE OF CHARGE by contacting us at the address or telephone number on the first page of this prospectus.  Please consider the consolidated financial statements of the company and subsidiaries only as bearing on our ability to meet the obligations under the policy.  You should not consider the consolidated financial statements of the company as affecting the investment performance of the assets of the separate account.

Appendix A: Sub-Account Information
Below is a list of the available Sub-Accounts and information about the corresponding underlying mutual funds in which they invest.  The underlying mutual funds in which the Sub-Accounts invest are designed primarily as investments for variable annuity contracts and variable life insurance policies issued by insurance companies.  There is no guarantee that the investment objectives will be met.

Please refer to the prospectus for each underlying mutual fund for more detailed information.

Designations Key:

FF:           The underlying mutual fund corresponding to this Sub-Account primarily invests in other mutual funds.  Therefore, a proportionate share of the fees and expenses of any acquired funds are indirectly borne by investors.  As a result, investors in this Sub-Account may incur higher charges than if the assets were invested in an underlying mutual fund that does not invest in other mutual funds.  Please refer to the prospectus for this underlying mutual fund for more information.

AllianceBernstein Variable Products Series Fund, Inc. - AllianceBernstein Growth and Income Portfolio: Class A
Investment Adviser:	AllianceBernstein L.P.
Investment Objective:	Long-term growth of capital.

AllianceBernstein Variable Products Series Fund, Inc. - AllianceBernstein International Value Portfolio: Class A
Investment Adviser:	AllianceBernstein L.P.
Investment Objective:	Long-term growth of capital.

AllianceBernstein Variable Products Series Fund, Inc. - AllianceBernstein Small/Mid Cap Value Portfolio: Class A
Investment Adviser:	AllianceBernstein L.P.
Investment Objective:	Long-term growth of capital.

American Century Variable Portfolios, Inc. - American Century VP Mid Cap Value Fund: Class I
Investment Adviser:	American Century Investment Management, Inc.
Investment Objective:	Long-term capital growth with income as a secondary objective.

American Century Variable Portfolios, Inc. - American Century VP Value Fund: Class I
Investment Adviser:	American Century Investment Management, Inc.
Investment Objective:	Long-term capital growth with income as a secondary objective.

American Century Variable Portfolios, Inc. - American Century VP Vista Fund: Class I
Investment Adviser:	American Century Investment Management, Inc.
Investment Objective:	Long-term capital growth.

American Funds Insurance Series - Asset Allocation Fund: Class 2
Investment Adviser:	Capital Research and Management Company
Investment Objective:	Seeks high total return (including income and capital gains) consistent with the preservation of capital over the long term.

American Funds Insurance Series - Bond Fund: Class 2
Investment Adviser:	Capital Research and Management Company
Investment Objective:	Seeks to maximize current income and preserve capital by investing primarily in fixed-income securities.

American Funds Insurance Series - Global Small Capitalization Fund: Class 2
Investment Adviser:	Capital Research and Management Company
Investment Objective:	Seeks long-term growth of capital by investing primarily in stocks of smaller companies located around the world.

BlackRock Variable Series Funds, Inc. - BlackRock Large Cap Core V.I. Fund: Class II
Investment Adviser:	BlackRock Advisors, LLC
Sub-adviser:	BlackRock Investment Management, LLC
Investment Objective:	The investment objective of the Fund is to seek high total investment return
(i.e. the combination of capital appreciation (from increases or decreases in the market value) and current income (from interest or dividends).

 Davis Variable Account Fund, Inc. - Davis Value Portfolio
Investment Adviser:	Davis Selected Advisors, L.P.
Sub-adviser:	Davis Selected Advisors - NY, Inc.
Investment Objective:	Long-term growth of capital.

Dreyfus Investment Portfolios - Small Cap Stock Index Portfolio: Service Shares
Investment Adviser:	The Dreyfus Corporation
Sub-adviser:	Mellon Capital Management
Investment Objective:	To match performance of the S&P SmallCap 600 Index®.

Dreyfus Stock Index Fund, Inc.: Initial Shares
Investment Adviser:	The Dreyfus Corporation
Sub-adviser:	Mellon Capital Management
Investment Objective:	To match performance of the S&P 500.

Dreyfus Variable Investment Fund - Appreciation Portfolio: Initial Shares
Investment Adviser:	The Dreyfus Corporation
Sub-adviser:	Fayez Sarofim & Co.
Investment Objective:	Long-term capital growth consistent with the preservation of capital.

Dreyfus Variable Investment Fund - International Value Portfolio: Initial Shares
Investment Adviser:	The Dreyfus Corporation
Sub-adviser:	Boston Company Asset Management, LLC
Investment Objective:	Long-term capital growth.

DWS Variable Series II - Dreman Small Mid Cap Value VIP: Class B
Investment Adviser:	Deutsche Investment Management Americas Inc.
Sub-adviser:	Dreman Value Management L.L.C.
Investment Objective:	Long-term capital appreciation.

Federated Insurance Series - Federated Quality Bond Fund II: Primary Shares
Investment Adviser:	Federated Investment Management Company
Investment Objective:	Current income.

Fidelity Variable Insurance Products Fund - Fidelity VIP Freedom Fund 2015 Portfolio: Service Class
Investment Adviser:	Strategic Advisers Inc. Boston MA
Sub-adviser:	FMR Co., Inc., Fidelity Research & Analysis Company
Investment Objective:	Seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.
Designation:	FF

Fidelity Variable Insurance Products Fund - Fidelity VIP Freedom Fund 2020 Portfolio: Service Class
Investment Adviser:	Strategic Advisers Inc. Boston MA
Sub-adviser:	FMR Co., Inc., Fidelity Research & Analysis Company
Investment Objective:	High total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.
Designation:	FF

Fidelity Variable Insurance Products Fund - Fidelity VIP Freedom Fund 2025 Portfolio: Service Class
Investment Adviser:	Strategic Advisers Inc. Boston MA
Sub-adviser:	FMR Co., Inc., Fidelity Research & Analysis Company
Investment Objective:	Seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.
Designation:	FF

Fidelity Variable Insurance Products Fund - Fidelity VIP Freedom Fund 2030 Portfolio: Service Class
Investment Adviser:	Strategic Advisers Inc. Boston MA
Sub-adviser:	FMR Co., Inc., Fidelity Research & Analysis Company
Investment Objective:	High total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.
Designation:	FF

Fidelity Variable Insurance Products Fund - Fidelity VIP Freedom Fund 2040 Portfolio: Service Class
Investment Adviser:	Strategic Advisers Inc. Boston MA
Sub-adviser:	FMR Co., Inc., Fidelity Research & Analysis Company
Investment Objective:	High total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.
Designation:	FF

Fidelity Variable Insurance Products Fund - VIP Equity-Income Portfolio: Service Class
Investment Adviser:	Fidelity Management & Research Company Boston, MA
Sub-adviser:	FMR Co., Inc., Fidelity Management & Research (U.K.) Inc., Fidelity
Research & Analysis Company, Fidelity Investments Japan Limited, Fidelity
International Investment Advisors, Fidelity International Investment Advisors
(U.K.) Limited
Investment Objective:	Reasonable income.

Fidelity Variable Insurance Products Fund - VIP Growth Portfolio: Service Class
Investment Adviser:	Fidelity Management & Research Company Boston, MA
Sub-adviser:	FMR Co., Inc., Fidelity Management & Research (U.K.) Inc., Fidelity
Research & Analysis Company, Fidelity International Investment Advisors,
Fidelity International Investment Advisors (U.K.) Limited, Fidelity
Investments Japan Limited
Investment Objective:	Capital appreciation.

Fidelity Variable Insurance Products Fund - VIP Investment Grade Bond Portfolio: Service Class
Investment Adviser:	Fidelity Management & Research Company Boston, MA
Sub-adviser:	Fidelity Investments Money Management, Inc., Fidelity Research & Analysis
Company, Fidelity International Investment Advisors, Fidelity International
Investment Advisors (U.K.) Limited
Investment Objective:	High level of current income.

Fidelity Variable Insurance Products Fund - VIP Mid Cap Portfolio: Service Class
Investment Adviser:	Fidelity Management & Research Company Boston, MA
Sub-adviser:	FMR Co., Inc., Fidelity Management & Research (U.K.) Inc., Fidelity
Research & Analysis Company, Fidelity Investments Japan Limited, Fidelity
International Investment Advisors, Fidelity International Investment Advisors
(U.K.) Limited
Investment Objective:	Long-term growth of capital.

Franklin Templeton Variable Insurance Products Trust - Franklin Small Cap Value Securities Fund: Class 2
Investment Adviser:	Franklin Advisory Services, LLC
Investment Objective:	Long-term total return.

Franklin Templeton Variable Insurance Products Trust - Templeton Global Bond Securities Fund: Class 2
Investment Adviser:	Franklin Advisers, Inc.
Investment Objective:	High current income, consistent with preservation of capital, with capital appreciation as a secondary consideration.

Invesco - Invesco V.I. Capital Development Fund: Series I
Investment Adviser:	Invesco Advisors, Inc.
Investment Objective:	Long-term growth of capital.

Invesco - Invesco V.I. High Yield Fund: Series I
Investment Adviser:	Invesco Advisors, Inc.
Investment Objective:	Total return, comprised of current income and capital appreciation.

Invesco - Invesco V.I. International Growth Fund: Series I
Investment Adviser:	Invesco Advisors, Inc.
Investment Objective:	Long-term growth of capital.

Invesco - Invesco V.I. Mid Cap Core Equity Fund: Series I
Investment Adviser:	Invesco Advisors, Inc.
Investment Objective:	Long-term growth of capital.

Invesco Van Kampen V.I. Growth and Income Fund Series I
Investment Adviser:	Van Kampen Asset Management
Investment Objective:	To seek long-term growth of capital and income.

Ivy Funds Variable Insurance Portfolios, Inc. - Asset Strategy
Investment Adviser:	Waddell & Reed Investment Management Company
Investment Objective:	High total return over the long run.

Ivy Funds Variable Insurance Portfolios, Inc. - Growth
Investment Adviser:	Waddell & Reed Investment Management Company
Investment Objective:	Capital growth with a secondary objective of current income.

Ivy Funds Variable Insurance Portfolios, Inc. - Real Estate Securities
Investment Adviser:	Waddell & Reed Investment Management Company
Sub-adviser:	Advantus Capital Management, Inc.
Investment Objective:	Total return through a combination of capital appreciation and current income.

Ivy Funds Variable Insurance Portfolios, Inc. - Science and Technology
Investment Adviser:	Waddell & Reed Investment Management Company
Investment Objective:	Long-term capital growth.

Janus Aspen Series - Balanced Portfolio: Service Shares
Investment Adviser:	Janus Capital Management LLC
Investment Objective:	Long-term capital growth, consistent with preservation of capital and balanced by current income.

Janus Aspen Series - Forty Portfolio: Service Shares
Investment Adviser:	Janus Capital Management LLC
Investment Objective:	Long-term growth of capital.

Janus Aspen Series - Global Technology Portfolio: Service Shares
Investment Adviser:	Janus Capital Management LLC
Investment Objective:	Long-term growth of capital.

Janus Aspen Series - Overseas Portfolio: Service Shares
Investment Adviser:	Janus Capital Management LLC
Investment Objective:	Long-term growth of capital.

Janus Aspen Series - Perkins Mid Cap Value Portfolio: Service Shares
Investment Adviser:	Janus Capital Management LLC
Sub-adviser:	Perkins Investment Management LLC ("Perkins")
Investment Objective:	Capital appreciation.

Lazard Retirement Series, Inc. - Lazard Retirement Emerging Markets Equity Portfolio: Service Shares
Investment Adviser:	Lazard Asset Management LLC
Investment Objective:	Long-term capital appreciation.

Legg Mason Partners Variable Equity Trust - Legg Mason ClearBridge Variable Small Cap Growth Portfolio: Class I
Investment Adviser:	Legg Mason Partners Fund Advisor, LLC
Sub-adviser:	ClearBridge Advisors, LLC
Investment Objective:	The fund seeks long-term growth of capital.

Lincoln Variable Insurance Products Trust - Baron Growth Opportunities Fund: Service Class
Investment Adviser:	Lincoln Investment Advisors Corporation
Sub-adviser:	BAMCO, Inc.
Investment Objective:	Capital appreciation.

MFS® Variable Insurance Trust - MFS Research International Series: Service Class
Investment Adviser:	Massachusetts Financial Services Company
Investment Objective:	To seek capital appreciation.

MFS® Variable Insurance Trust - MFS Value Series: Service Class
Investment Adviser:	Massachusetts Financial Services Company
Investment Objective:	To seek capital appreciation.

MFS® Variable Insurance Trust II - MFS® International Value Portfolio: Service Class
Investment Adviser:	Massachusetts Financial Services Company
Investment Objective:	The fund’s investment objective is to seek capital appreciation. MFS normally invests the fund’s assets primarily in foreign equity securities, including emerging market equity securities.

Nationwide Variable Insurance Trust - Federated NVIT High Income Bond Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Federated Investment Management Company
Investment Objective:	The Fund seeks to provide high current income.

Nationwide Variable Insurance Trust - Gartmore NVIT International Equity Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Gartmore Global Partners
Investment Objective:	The Fund seeks long-term capital growth by investing primarily in equity securities of companies in Europe, Australasia, the Far East and other regions, including developing countries.

Nationwide Variable Insurance Trust - Gartmore NVIT Worldwide Leaders Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Gartmore Global Partners
Investment Objective:	The fund seeks long-term capital growth.

Nationwide Variable Insurance Trust - NVIT Cardinal(SM) Aggressive Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	The Aggressive Fund seeks maximum growth of capital consistent with a more

Designation:	FF

Nationwide Variable Insurance Trust - NVIT Cardinal(SM) Balanced Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	The Fund seeks a high level of total return through investment in both equity and fixed income securities.
Designation:	FF

Nationwide Variable Insurance Trust - NVIT Cardinal(SM) Capital Appreciation Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	The Fund seeks growth of capital, but also seeks income consistent with a less aggressive level of risk as compared to other Cardinal Funds.
Designation:	FF

Nationwide Variable Insurance Trust - NVIT Cardinal(SM) Conservative Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	The Fund seeks a high level of total return consistent with a conservative level of risk as compared to other Cardinal Funds.
Designation:	FF

Nationwide Variable Insurance Trust - NVIT Cardinal(SM) Moderate Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	The Fund seeks a high level of total return consistent with a moderate level of risk as compared to other Cardinal Funds.
Designation:	FF

Nationwide Variable Insurance Trust - NVIT Cardinal(SM) Moderately Aggressive Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	The Fund seeks growth of capital, but also seeks income consistent with a moderately aggressive level of risk as compared to other Cardinal Funds.
Designation:	FF

Nationwide Variable Insurance Trust - NVIT Cardinal(SM) Moderately Conservative Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	The fund seeks a high level of total return consistent with a moderately conservative level of risk.
Designation:	FF

Nationwide Variable Insurance Trust - NVIT Emerging Markets Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Baring International Investment Limited
Investment Objective:	The Fund seeks long-term capital growth by investing primarily in equity securities of companies located in emerging market countries.

Nationwide Variable Insurance Trust - NVIT Government Bond Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Nationwide Asset Management, LLC
Investment Objective:	The fund seeks as high level of income as is consistent with the preserving of capital.

Nationwide Variable Insurance Trust - NVIT International Index Fund: Class II
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	BlackRock Investment Management, LLC
Investment Objective:	The Fund seeks to match the performance of the Morgan Stanley Capital
International Europe, Australasia and Far East Index ("MSCI EAFE® Index")
as closely as possible before the deduction of Fund expenses.

Nationwide Variable Insurance Trust - NVIT Investor Destinations Aggressive Fund: Class II
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	The NVIT Investor Destinations Aggressive Fund (“Aggressive Fund” or the
“Fund”) seeks maximum growth of capital consistent with a more aggressive level of risk as compared to other Investor Destinations Funds.
Designation:	FF

Nationwide Variable Insurance Trust - NVIT Investor Destinations Conservative Fund: Class II
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	The NVIT Investor Destinations Conservative Fund (“Conservative Fund” or
the “Fund”) seeks a high level of total return consistent with a conservative level of risk as compared to other Investor Destinations Funds.
Designation:	FF

Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderate Fund: Class II
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	The NVIT Investor Destinations Moderate Fund (“Moderate Fund” or the
“Fund”) seeks a high level of total return
consistent with a moderate level of risk as compared to other Investor

Designation:	FF

Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderately Aggressive Fund: Class II
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	The NVIT Investor Destinations Moderately Aggressive Fund (“Moderately
Aggressive Fund” or the “Fund”) seeks
growth of capital, but also seeks income consistent with a moderately aggressive level of risk as compared to other
Investor Destinations Funds.
Designation:	FF

Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderately Conservative Fund: Class II
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	The NVIT Investor Destinations Moderately Conservative Fund
(“Moderately Conservative Fund” or the “Fund”)
seeks a high level of total return consistent with a moderately conservative level of risk.
Designation:	FF

Nationwide Variable Insurance Trust - NVIT Mid Cap Index Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	BlackRock Investment Management, LLC
Investment Objective:	The Fund seeks capital appreciation.

Nationwide Variable Insurance Trust - NVIT Money Market Fund: Class V
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Federated Investment Management Company
Investment Objective:	The Fund seeks as high a level of current income as is consistent with preserving capital and maintaining liquidity.

Nationwide Variable Insurance Trust - NVIT Multi Sector Bond Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Logan Circle Partners, L.P.
Investment Objective:	The Fund seeks to provide above average total return over a market cycle of three to five years.

Nationwide Variable Insurance Trust - NVIT Multi-Manager Large Cap Growth Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Neuberger Berman Management Inc.; Wells Capital Management, Inc.;
Winslow Capital Management, Inc.
Investment Objective:	The fund seeks long-term capital growth.

Nationwide Variable Insurance Trust - NVIT Multi-Manager Large Cap Value Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Goldman Sachs Asset Management, L.P.; The Boston Company Asset
Management, LLC; Wellington Management Company, LLP
Investment Objective:	The fund seeks long-term capital growth.

Nationwide Variable Insurance Trust - NVIT Multi-Manager Mid Cap Growth Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	American Century Investment Management, Inc.
Investment Objective:	The fund seeks long-term capital growth.

Nationwide Variable Insurance Trust - NVIT Multi-Manager Mid Cap Value Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	American Century Investment Management, Inc.
Investment Objective:	The fund seeks long-term capital appreciation.

Nationwide Variable Insurance Trust - NVIT Multi-Manager Small Cap Growth Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Waddell & Reed Investment Management Company; OppenheimerFunds, Inc.
Investment Objective:	The Fund seeks capital growth.

Nationwide Variable Insurance Trust - NVIT Multi-Manager Small Cap Value Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Aberdeen Asset Management, Inc.; Epoch Investment Partners, Inc.; J.P.
Morgan Investment Management Inc.
Investment Objective:	The Fund seeks capital appreciation.

Nationwide Variable Insurance Trust - NVIT Multi-Manager Small Company Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Aberdeen Asset Management, Inc.; Gartmore Global Partners; Morgan Stanley
Investment Management; Neuberger Berman Management, Inc.; Putnam
Investment Management, LLC; Waddell & Reed Investment Management
Company
Investment Objective:	The Fund seeks capital appreciation.

Nationwide Variable Insurance Trust - NVIT Nationwide Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Aberdeen Asset Management, Inc. and Diamond Hill Capital Management, Inc.
Investment Objective:	The Fund seeks total return through a flexible combination of capital appreciation and current income.

Nationwide Variable Insurance Trust - NVIT Real Estate Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Morgan Stanley Investment Management, Inc.
Investment Objective:	The Fund seeks current income and long-term capital appreciation.

Nationwide Variable Insurance Trust - NVIT Short Term Bond Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Nationwide Asset Management, LLC
Investment Objective:	The Fund seeks to provide a high level of current income while preserving capital and minimizing fluctuations in share value.

Neuberger Berman Advisers Management Trust - AMT Partners Portfolio: I Class
Investment Adviser:	Neuberger Berman Management LLC
Sub-adviser:	Neuberger Berman, LLC
Investment Objective:	Capital growth.

Neuberger Berman Advisers Management Trust - AMT Regency Portfolio: I Class
Investment Adviser:	Neuberger Berman Management LLC
Sub-adviser:	Neuberger Berman, LLC
Investment Objective:	Growth of capital.

Oppenheimer Variable Account Funds - Oppenheimer Capital Appreciation Fund/VA: Non-Service Shares
Investment Adviser:	OppenheimerFunds, Inc.
Investment Objective:	Capital appreciation by investing in securities of well-known, established companies.

Oppenheimer Variable Account Funds - Oppenheimer Global Securities Fund/VA: Non-Service Shares
Investment Adviser:	OppenheimerFunds, Inc.
Investment Objective:	Long-term capital appreciation by investing a substantial portion of its assets in securities of foreign issuers, "growth-type" companies, cyclical industries and special situations that are considered to have appreciation possibilities.

PIMCO Variable Insurance Trust - All Asset Portfolio: Administrative Class
Investment Adviser:	Pacific Investment Management Company LLC
Sub-adviser:	Research Affiliates
Investment Objective:	Seeks maximum real return consistent with preservation of capital and prudent investment management. The portfolio seeks to achieve its investment objective by investing under normal circumstances substantially all of its assets in Institutional Class Shares of the Underlying PIMCO Funds
Designation:	FF

PIMCO Variable Insurance Trust - Foreign Bond Portfolio (Unhedged): Administrative Class
Investment Adviser:	Pacific Investment Management Company LLC
Investment Objective:	Seeks maximum total return consistent with preservation of capital and prudent investment management. The Portfolio seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in
Fixed Income Instruments that are economically tied to foreign (non-U.S.)
countries, representing at least three foreign countries, which may be represented by forwards or derivatives such as options, futures contracts or swap agreements.

PIMCO Variable Insurance Trust - Long-Term U.S. Government Portfolio: Administrative Class
Investment Adviser:	Pacific Investment Management Company LLC
Investment Objective:	Seeks maximum total return, consistent with preservation of capital and prudent investment management. The Portfolio seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in a diversified portfolio of fixed income securities that are issued or guaranteed by the U.S. Government, its agencies or government-sponsored enterprises (“U.S. Government Securities”), which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements.

PIMCO Variable Insurance Trust - Low Duration Portfolio: Administrative Class
Investment Adviser:	Pacific Investment Management Company LLC
Investment Objective:	Seeks maximum total return, consistent with preservation of capital and prudent investment management. The Portfolio seeks to achieve its investment objective by investing under normal circumstances at least 65% of its assets in a diversified portfolio of Fixed Income Instruments of varying maturities, which may be represented by forwards or derivatives such as options, futures contracts or swap agreements.

PIMCO Variable Insurance Trust - Real Return Portfolio: Administrative Class
Investment Adviser:	Pacific Investment Management Company LLC
Investment Objective:	Seeks maximum real return consistent with preservation of capital and prudent investment management. The Portfolio seeks to achieve its investment objective by investing under normal circumstances at least 80% of its net assets in inflation-indexed bonds of varying maturities issued by the U.S. and
non-U.S. governments, their agencies or instrumentalities and corporations, which may be represented by forwards or derivatives such as options, futures contracts or swap agreements.

PIMCO Variable Insurance Trust - Total Return Portfolio: Administrative Class
Investment Adviser:	Pacific Investment Management Company LLC
Investment Objective:	Seeks maximum total return consistent with preservation of capital and prudent investment management. The Portfolio seeks to achieve its investment objectives by investing under normal circumstances at least 65% of its total assets in a diversified portfolio of Fixed Income Instruments of varying maturities, which may be represented by forwards or derivatives such as option, futures contracts or swap agreements.

Pioneer Variable Contracts Trust - Pioneer Emerging Markets VCT Portfolio: Class I
Investment Adviser:	Pioneer Investment Management, Inc.
Investment Objective:	Long-term growth of capital.

Pioneer Variable Contracts Trust - Pioneer High Yield VCT Portfolio: Class I
Investment Adviser:	Pioneer Investment Management, Inc.
Investment Objective:	Maximize total return through a combination of income and capital appreciation.

Putnam Variable Trust - Putnam VT Small Cap Value Fund: Class IB
Investment Adviser:	Putnam Investment Management, LLC
Investment Objective:	Capital appreciation.

Royce Capital Fund - Royce Micro-Cap Portfolio: Investment Class
Investment Adviser:	Royce & Associates, LLC
Investment Objective:	Long-term capital growth.

T. Rowe Price Equity Series, Inc. - T. Rowe Price Equity Income Portfolio: II
Investment Adviser:	T. Rowe Price Investment Services
Investment Objective:	Substantial dividend income as well as long-term growth of capital through investments in the common stocks of established companies.

T. Rowe Price Equity Series, Inc. - T. Rowe Price New America Growth Portfolio
Investment Adviser:	T. Rowe Price Investment Services
Investment Objective:	Long-term growth of capital primarily in the common stocks of growth companies.

T. Rowe Price Equity Series, Inc. - T. Rowe Price Personal Strategy Balanced Portfolio
Investment Adviser:	T. Rowe Price Investment Services
Investment Objective:	Seeks capital appreciation and income from stocks and bonds.

The Universal Institutional Funds, Inc. - Capital Growth Portfolio: Class I
Investment Adviser:	Morgan Stanley Investment Management Inc.
Investment Objective:	Long-term capital appreciation by investing primarily in growth-oriented equity securities of large capitalization companies.

The Universal Institutional Funds, Inc. - Emerging Markets Debt Portfolio: Class I
Investment Adviser:	Morgan Stanley Investment Management Inc.
Investment Objective:	High total return by investing primarily in fixed income securities of government and government-related issuers and, to a lesser extent, of corporate issuers in emerging market countries.

The Universal Institutional Funds, Inc. - Global Real Estate Portfolio: Class II
Investment Adviser:	Morgan Stanley Investment Management Inc.
Investment Objective:	The Portfolio seeks to provide current income and capital appreciation.

The Universal Institutional Funds, Inc. - Mid Cap Growth Portfolio: Class I
Investment Adviser:	Morgan Stanley Investment Management Inc.
Investment Objective:	Long-term capital growth by investing primarily in common stocks and other equity securities.

Van Eck Variable Insurance Products Trust - Van Eck VIP Global Hard Assets Fund: Initial Class
Investment Adviser:	Van Eck Associates Corporation
Investment Objective:	Long-term capital appreciation by investing primarily in hard asset securities.
Income is a secondary consideration.

Wells Fargo Advantage Funds - Wells Fargo Advantage VT Discovery Fund
Investment Adviser:	Wells Fargo Funds Management, LLC
Sub-adviser:	Wells Capital Management Incorporated
Investment Objective:	Long-term capital appreciation.

Wells Fargo Advantage Funds - Wells Fargo Advantage VT Small Cap Growth Fund
Investment Adviser:	Wells Fargo Funds Management, LLC
Sub-adviser:	Wells Capital Management Incorporated
Investment Objective:	Long-term capital appreciation.

Appendix B: Definitions
Accumulation Unit – The measure of your investment in, or share of, a Sub-Account. Initially, we set the Accumulation Unit value at $10 for each Sub-Account.
Attained Age – A person's Issue Age on the Policy Date plus the number of full years since the Policy Date.
Base Specified Amount – The amount of insurance coverage you select under the policy, excluding any Rider Specified Amount.  The Death Benefit will equal or exceed this amount unless you request a decrease in the Base Specified Amount or take a partial surrender.

Beneficiary – The person or legal entity that the Death Benefit is paid to upon the Insured's death.
Cash Surrender Value – The amount payable to the policy owner upon a full surrender of the policy. This amount is equal to the Enhanced Cash Value, minus Indebtedness and outstanding policy charges.
Cash Value – The total of the Sub-Accounts you have chosen, which will vary with Investment Experience, and the policy loan and fixed account, to which interest will be credited daily.  We will deduct partial surrenders and the policy's periodic charges from the Cash Value.

Code – The Internal Revenue Code of 1986, as amended.
Death Benefit – The amount we pay to the Beneficiary upon the Insured's death, before deduction of any Indebtedness or any due and unpaid policy charges.
Enhanced Cash Value – The sum of the policy's Cash Value plus the Enhancement Benefit, if applicable.
Enhancement Benefit – An additional amount added to the policy's Cash Surrender Value upon a full surrender of the policy during the first six policy years, provided the qualifying conditions have been satisfied.

Excess Premium – Any Premium applied to the policy that is not considered Target Premium.
FDIC – Federal Deposit Insurance Corporation.
Grace Period – A sixty-one day period after which the policy will Lapse if you do not make a sufficient payment.
Home Office – Our Home Office is located at One Nationwide Plaza, Columbus, Ohio 43215.
In Force – Any time during which benefits are payable under the policy and any elected Rider(s).
Indebtedness – The total amount of all outstanding policy loans, including principal and interest due.
Insured – The person whose life we insure under the policy, and whose death triggers payment of the Death Benefit.
Investment Experience – The market performance of a mutual fund/Sub-Account.
Issue Age – A person's age based on their last birthday on or before the Policy Date.
Lapse – The policy terminates without value.
Maturity Date – The policy anniversary on which the Insured reaches Attained Age 100.
Minimum Required Death Benefit – The lowest Death Benefit that will qualify the policy as life insurance under the Code.
Nationwide, us, we, our or the Company – Nationwide Life Insurance Company
Net Amount At Risk – The policy's base Death Benefit minus the policy's Cash Value.

Net Asset Value (NAV) – The price each share of a mutual fund in which a Sub-Account invests.  It is calculated by subtracting the mutual fund's liabilities from its total assets, and dividing that figure by the number of shares outstanding.  We use NAV to calculate the value of Accumulation Units.  NAV does not reflect deductions we make for charges we take from Sub-Accounts.

Net Premium – The amount of Premium applied to the policy after the deduction of the Percent of Premium Charge.
Policy Data Page(s) – The Policy Data Page contains more detailed information about the policy, some of which is unique and particular to the owner, the Beneficiary and the Insured.  The charges shown on the Policy Data Page reflect the guaranteed maximum policy charges, which may not be the amount actually charged.  Please request an illustration for specific information about charges applicable to your particular policy.

Policy Date – The date the policy takes effect as shown on the Policy Data Page. Policy years and months are measured from this date.
Policy Proceeds or Proceeds – The amount payable upon termination of the policy. Policy Proceeds may constitute the Death Benefit, the Maturity Proceeds, or the Cash Surrender Value upon a full surrender of the policy.

Premium – The amount of money you pay to begin and continue the policy.
Rider – An optional benefit you may purchase under the policy.
Rider Specified Amount – The amount of insurance coverage under the Supplemental Insurance Rider.
SEC – The Securities and Exchange Commission.
Section 1035 – The Code section describing an exchange between a life insurance policy and/or an annuity contract.
Sub-Accounts – The mechanism we use to account for your allocations of Net Premium and Cash Value among the policy's variable investment options.
Substandard Rating – An underwriting classification based on medical and/or non-medical factors used to determine what to charge for life insurance based on characteristics of the Insured beyond traditional factors for standard risks, which include age, sex, and smoking habits of the Insured.  Substandard Ratings are shown in the Policy Data Pages as rate class multiples (medical factors) and/or monthly flat extras (medical and/or non-medical factors).  The higher the rate class multiple or monthly flat extra, the greater the risk assessed and the higher cost of coverage.

Target Premium – The maximum amount of Premium you may pay to purchase Base Specified Amount under Section 7702A of the Code and still have the policy treated as a life insurance contract for federal tax purposes.  This is the maximum Premium that you may pay based on the "7-Pay method", which determines the limits on Premium payments in each of the first seven policy years.  The actual amount is based on numerous factors which include the Issue Age of the Insured, Substandard Ratings (if any), and an adjustment for any Premium exchanged into the policy under Section 1035 of the Code.

Total Specified Amount – The sum of the Base Specified Amount and the Rider Specified Amount, if applicable.
Valuation Period – The period during which we determine the change in the value of the Sub-Accounts.  One Valuation Period ends and another begins with the close of trading on the New York Stock Exchange.

You, your or the policy owner or owner – The person or entity named as the owner in the application, or the person or entity assigned ownership rights.

Appendix C: Factors Used in Calculating the Enhancement Benefit

The tables below show the current factors used to calculate the Enhancement Benefit for the first and last month of each policy year.  The actual calculation will depend on the month the policy is surrendered because all factors decrease monthly during a policy year except for the first policy year.  Policy owners may, free of charge, request a calculation of their current Enhancement Benefit by contacting our Home Office.

Enhancement Benefit Factors for Modified Endowment Contracts
	Base Policy Enhancement Percentage		Rider Enhancement Percentage		Enhancement Cap Percentage
Policy Year	Month 1	Month 12	Month 1	Month 12
1	4.70%	4.70%	3.70%	3.70%	155%
2	4.64%	3.94%	3.65%	3.09%	155%
3	3.84%	2.70%	3.01%	2.10%	150%
4	2.60%	1.53%	2.02%	1.18%	145%
5	1.45%	0.61%	1.12%	0.46%	140%
6	0.56%	0.00%	0.42%	0.00%	135%
7+	0.00%	0.00%	0.00%	0.00%	0%

Enhancement Benefit Factors for Non-Modified Endowment Contracts
	Base Policy Enhancement Percentage		Rider Enhancement Percentage		Enhancement Cap Percentage
Policy Year	Month 1	Month 12	Month 1	Month 12
1	10.28%	13.35%	4.05%	4.60%	155%
2	13.14%	10.82%	4.52%	3.61%	155%
3	10.54%	7.50%	3.50%	2.25%	150%
4	7.22%	4.19%	2.17%	1.30%	145%
5	3.97%	1.63%	1.24%	0.59%	140%
6	1.49%	0.00%	0.54%	0.00%	135%
7+	0.00%	0.00%	0.00%	0.00%	0%

Using the factors available in the tables above, here is an example of how an Enhancement Benefit would be calculated.

In this example, we will assume the following:

A surrender is requested in the last month of policy year two.
The policy is a non-modified endowment contract.
The Cash Value is $200,000.
The Base Specified Amount Allocation (as a percentage of the Total Specified Amount) is 75%.
The Rider Specified Amount Allocation (as a percentage of the Total Specified Amount) is 25%.
The Cumulative Percent of Premium Charge is $15,250.

Using these assumptions, the Enhancement Benefit, capped by the Enhancement Cap, is calculated as follows:

Enhancement Percentage x Cash Value

Where: Enhancement Percentage = (Base Specified Amount Allocation x Base Enhancement Percentage) + (Rider Specified Amount Allocation x Rider Enhancement Percentage) = (0.75 x 10.82%) + (0.25 x 3.61%) = 9.0175%

= 9.0175% x $200,000 = $18,035.00

Enhancement Cap = Enhancement Cap Percentage x Cumulative Percent of Premium Charge

= 155% x $15,250 = $23,637.50

Since $18,035.00 is less than the $23,637.50 Enhancement Cap, the Enhancement Benefit here is $18,035.00

Appendix D: Examples of Policy Charge Blending

The tables and the calculations below show examples of how actual charges would be determined using a sample policy assuming the following:

The policy is in policy year three.
The Total Specified Amount is $1,000,000.00
The Total Specified Amount is allocated 80% to Base Specified Amount and 20% to Rider Specified Amount. Therefore, the Base Specified Amount Allocation is 80% and Rider Specified Amount Allocation is 20%.

In each table, the first column after the "Policy Year" column shows charges associated with the base policy, the second column shows charges associated with the Supplemental Insurance Rider and the third column shows how those charges will be "blended" with an election of the Supplemental Insurance Rider. The "blending" calculates charges based on a weighted average of the Base Specified Amount and Rider Specified Amount.  To determine weighed average, the charge amount attributed to base policy charges and rider charges are independently multiplied by their respective allocations and the result of each is added together to achieve the total charge assessed.

All of the tables and calculations examples use the current charges as disclosed in the "In Summary: Fee Tables" section of the prospectus. If maximum charges were used in these examples, the charges would be higher.

Percent of Premium Charge: Deducted from Each Premium Paid
Policy Year	Target Premium Charge	Excess Premium Charge	80%/20% Charge Blend
1	10.00%	4.00%	8.80%
2	8.00%	3.00%	7.00%
3	6.00%	2.00%	5.20%
4	4.00%	2.00%	3.60%
5	2.00%	2.00%	2.00%

Using the charges in the table above and the assumptions in the example listed above, here is how the total Percent of Premium Charge is calculated.

Total percent of Premium Charge
= [(Base Specified Amount Allocation) x (Target Premium Charge)] +
[(Rider Specified Amount Allocation) x (Excess Premium Charge)]
= [(0.80) x (0.06)] + [(0.20) x (0.02)]
= [(0.048)] + [(0.004)]
= 0.052 or 5.20% of Premium received during the policy year.

Per $1,000 of Specified Amount Charge: Deducted Monthly from Cash Value
Policy Year	Base Specified Amount Charge	Rider Specified Amount Charge	80%/20% Charge Blend
1	$80.00	$20.00	$68.00
2	$80.00	$20.00	$68.00
3	$80.00	$20.00	$68.00
4	$80.00	$20.00	$68.00
5	$80.00	$20.00	$68.00

Using the charges in the table above and the assumptions in the example listed above, here is how the per $1,000 of Specified Amount charge is calculated.

Per $1,000 of Specified Amount Charge Per Month
= [(Base Specified Amount Allocation) x (Base Per $1,000 of Specified Amount Charge)] + [(Rider Specified Amount Allocation) x (Per $1,000 of Rider Specified Amount Charge)]
= [(0.80) x ($80.00)] + [(0.20) x ($20.00)]
= [($64.00)] + [($4.00)]
= $68.00 deducted monthly from Cash Value.

Cost of Insurance Per $1,000 of Net Amount At Risk Charge based on Issue Age of 45: Deducted Monthly from Cash Value*
Policy Year	Base Cost of Insurance	Rider Cost of Insurance	80%/20% Charge Blend
1	0.08689	0.04033	0.07758
2	0.10017	0.04698	0.08953
3	0.11223	0.05474	0.10073
4	0.12556	0.06377	0.11320
5	0.18135	0.07430	0.15994
*Cost of Insurance charge rates change each policy year based on the increasing age of the Insured.

Using the charges in the table above and the assumptions in the example listed above, here is how the Cost of Insurance per $1,000 charge is calculated.

Cost of Insurance Per $1,000 Charge
= [(Base Specified Amount Allocation) x (Base Cost of Insurance Per $1,000 of Net Amount At Risk Charge)] + [(Rider Specified Amount Allocation) x (Rider Cost of Insurance Charge)]
= [(0.80) x (0.11223)] + [(0.20) x (0.05474)]
= [(0.089784)] + [(0.010948)]
= 0.10073 per $1,000 of Net Amount At Risk.

Appendix E: State Variations

Described below are the state specific variations to certain disclosures in the prospectus resulting from state law or the instruction provided by state insurance authorities as of the date of this prospectus. Information regarding a state's requirements does not mean Nationwide currently offers this policy in that jurisdiction.  These variations are subject to change without notice and additional variations may be imposed as required by specific states.  Please contact Nationwide or your registered representative for the most up to date information regarding state variations.

California – In addition to the right to elect to irrevocably transfer 100% of the policy's Cash Value to the fixed account within the first twenty-four months from the Policy Date provided under "To Irrevocably Transfer Cash Value Or Exchange The Policy," you may also elect to irrevocably transfer 100% of the policy's Cash Value to the fixed account within the later of sixty days from the date of a change in the investment policy of a Sub-Account or sixty days from when we notify you of your option to make such transfer.  See the "To Irrevocably Transfer Cash Value Or Exchange The Policy" sub-section of "The Policy" section and the "Nationwide VLI Separate Account – 4" section of this prospectus.

Colorado – In addition to the right to elect to irrevocably transfer 100% of the policy's Cash Value to the fixed account within the first twenty-four months from the Policy Date provided under "To Irrevocably Transfer Cash Value Or Exchange The Policy," you may also elect to irrevocably transfer 100% of the policy's Cash Value to the fixed account within the later of sixty days from the date of a change in the investment policy of a Sub-Account or sixty days from when we notify you of your option to make such transfer.  See the "To Irrevocably Transfer Cash Value Or Exchange The Policy" sub-section of "The Policy" section and the "Nationwide VLI Separate Account – 4" section of this prospectus.

The suicide provision in the policy and in any Rider is limited to one year from the Policy Date, reinstatement date, effective date of a Specified Amount increase, or Rider effective date.  See the "Suicide" sub-section of "The Death Benefit" section of this prospectus.

Connecticut – In addition to the right to exchange the policy for a different policy provided under "To Irrevocably Transfer Cash Value Or Exchange The Policy," you may within eighteen months from the Policy Date, exchange the policy for a new fixed benefit life insurance policy on the life of the Insured wherein no additional evidence of insurability is required.  See the "To Irrevocably Transfer Cash Value Or Exchange The Policy" sub-section of "The Policy" section of this prospectus.

Maryland – In addition to the right to exchange the policy for a different policy provided under "To Irrevocably Transfer Cash Value Or Exchange The Policy," you may within eighteen months from the Policy Date, exchange the policy for a new fixed benefit life insurance policy on the life of the Insured wherein no additional evidence of insurability is required.  See the "To Irrevocably Transfer Cash Value Or Exchange The Policy" sub-section of "The Policy" section of this prospectus.

Massachusetts - In addition to the right to elect to irrevocably transfer 100% of the policy's Cash Value to the fixed account within the first twenty-four months from the Policy Date provided under "To Irrevocably Transfer Cash Value Or Exchange The Policy," you may also elect to irrevocably transfer 100% of the policy's Cash Value to the fixed account within the later of sixty days from the date of a change in the investment policy of a Sub-Account or sixty days from when we notify you of your option to make such transfer. See the "To Irrevocably Transfer Cash Value Or Exchange The Policy" sub-section of "The Policy" section and the "Nationwide VLI Separate Account – 4" section of this prospectus.

Missouri – The suicide provision in the policy and in any Rider is limited to one year from the Policy Date, reinstatement date, effective date of a Specified Amount increase, or Rider effective date.  See the "Suicide" sub-section of "The Death Benefit" section of this prospectus.

Additionally, under the "Grace Period" sub-section of the "Lapse" section, the amount the Policy Owner must pay to avoid Lapsing the policy is equal to at least three times the current month's policy charges.  See the "Grace Period" sub-section of the "Lapse" section of this prospectus.

In the "Reinstatement" sub-section of the "Lapse" section of the prospectus, the three year reinstatement period is extended to five years.  See the "Reinstatement" sub-section of the "Lapse" section of this prospectus.

Montana – Policy and Rider charges are required to be on a unisex basis.  This is accomplished by treating all Insureds as male for purposes of charges that otherwise would vary by sex.  Therefore, none of the charges described in the prospectus as varying by sex, or by characteristics of the Insured, will vary by sex for policies issued in Montana.

The Change of Insured Rider is not currently approved for sale as of the date of this prospectus; please consult your registered representative for future availability.  See the "Riders" section of this prospectus.

New Hampshire – This policy is not available for issuance in the state of New Hampshire.

New Jersey – Whenever in the policy and/or any Rider, reference is made to "marriage", "spouse", "step-child", "divorce", "dissolution" or another word which in a specific context denotes or depends on the existence of a marital or spousal relationship, the same shall include a civil union pursuant to the provisions of the New Jersey Civil Union Act.

New York - The Supplemental Insurance Rider is not currently approved for sale as of the date of this prospectus; please consult your registered representative for future availability.  See the "Riders" section of this prospectus.

North Carolina - In the "Reinstatement" sub-section of the "Lapse" section of the prospectus, the three year reinstatement period is extended to five years.  See the "Reinstatement" sub-section of the "Lapse" section of this prospectus.

North Dakota - The suicide provision in the policy and in any Rider is limited to one year from the Policy Date, reinstatement date, effective date of a Specified Amount increase, or Rider effective date.  See the "Suicide" sub-section of "The Death Benefit" section of this prospectus.

Oregon – In addition to the right to elect to irrevocably transfer 100% of the policy's Cash Value to the fixed account within the first twenty-four months from the Policy Date provided under "Right of Conversion," the Policy Owner may also elect to irrevocably transfer 100% of the policy's Cash Value to the fixed account within the later of sixty days from the date of a change in the investment policy of a Sub-Account or sixty days from when we notify the Policy Owner of their option to make such transfer.  See the "Right of Conversion" sub-section of "The Policy" section and the "Nationwide VLI Separate Account – 4" section of this prospectus.

In addition to the right to exchange the policy for a different policy provided under "Exchanging the Policy," the Policy Owner may within eighteen months from the Policy Date, exchange the policy for a new fixed benefit life insurance policy on the life of the Insured wherein no additional evidence of insurability is required.  The policy also provides the Policy Owner a right to use the Policy's Cash Surrender Value as a single premium payment to purchase a paid-up insurance policy on the life of the Insured.  See the "Exchanging the Policy" sub-section of "The Policy" section of this prospectus.

Texas – Under the "Grace Period" sub-section of the "Lapse" section, the amount the Policy Owner must pay to avoid Lapsing the policy is equal to at least three times the current month's policy charges.  See the "Grace Period" sub-section of the "Lapse" section of this prospectus.

Utah - Under the "Reinstatement" sub-section of the "Lapse" section, you must meet all Premium requirements except for the requirement that you must pay sufficient Premium to keep the policy In Force for three months from the date of reinstatement.  See the "Grace Period" sub-section of the "Lapse" section of this prospectus.

Outside back cover page

To learn more about this policy, you should read the Statement of Additional Information (the "SAI") dated the same date as this prospectus.  For a free copy of the SAI, to receive personalized illustrations of Death Benefits, net cash surrender values, and cash values, and to request other information about this policy please call our Service Center at 1-877-8808 (TDD: 1-800-238-3035) or write to us at Nationwide Life Insurance Company, Corporate Insurance Markets, One Nationwide Plaza, 1-11-401, Columbus, OH, 43215-2220.

The SAI has been filed with the SEC and is incorporated by reference into this prospectus. The SEC maintains an Internet website (http://www.sec.gov) that contains the SAI and other information about us and the policy.  Information about us and the policy (including the SAI) may also be reviewed and copied at the SEC's Public Reference Room in Washington, D.C., or may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 100 F Street NE, Washington, D.C. 20549. Additional information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 551-8090.

Investment Company Act of 1940 Registration File No. 811- 0 8301.

Securities Act of 1933 Registration File No. 333- 169879 .

Nationwide VLI Separate Account-4
(Registrant)

Nationwide Life Insurance Company
(Depositor)

Corporate Insurance Markets
One Nationwide Plaza, 1-11-08
Columbus, OH 43215-2220
1-877-351-8808
TDD: 1-800-238-3035

STATEMENT OF ADDITIONAL INFORMATION

Flexible Premium Adjustable Variable Universal Life Insurance Policies

This Statement of Additional Information ("SAI'') contains additional information regarding the flexible premium adjustable variable universal life insurance policy offered by Nationwide Life Insurance Company ("Nationwide").  This SAI is not a prospectus and should be read together with the policy prospectus dated _______ and the prospectuses for the mutual funds.  The prospectus is incorporated by reference in this SAI.  A copy of these prospectuses may be obtained FREE OF CHARGE by writing or calling us at our address or phone number shown above.

The date of this Statement of Additional Information is ________.

Nationwide Life Insurance Company

We are a stock life insurance company organized under the laws of the State of Ohio in March 1981 with our Home Office at One Nationwide Plaza, Columbus, Ohio 43215.  We provide life insurance, annuities and retirement products.  We are admitted to do business in all states, the District of Columbia and Puerto Rico.  Nationwide is a member of the Nationwide group of companies and all of our common stock is owned by Nationwide Financial Services, Inc. ("NFS"), a holding company.  Nationwide Corporation owns all of NFS's common stock and is a holding company, as well.  All of Nationwide Corporation's common stock is held by Nationwide Mutual Insurance Company (95.2%) and Nationwide Mutual Fire Insurance Company (4.8%), the ultimate controlling persons of the Nationwide group of companies.  The Nationwide group of companies is one of America's largest insurance and financial services family of companies, with combined assets of over $140 billion as of December 31, 2009.

Nationwide VLI Separate Account-4

Nationwide VLI Separate Account-4 is a separate account that invests in mutual funds offered and sold to insurance companies and certain retirement plans.  We established the separate account on December 3, 1987 pursuant to Ohio law.  Although the separate account is registered with the SEC as a unit investment trust pursuant to the Investment Company Act of 1940, the SEC does not supervise our management or the management of the variable account. We serve as the custodian of the assets of the variable account.

Nationwide Investment Services Corporation (NISC)

The policies are distributed by NISC, located at One Nationwide Plaza, Columbus, Ohio 43215, a wholly owned subsidiary of Nationwide.  For policies issued in Michigan, all references to NISC will mean Nationwide Investment Svcs. Corporation.

1

The policies will be sold on a continuous basis by licensed insurance agents in those states where the policies may lawfully be sold.  Agents are registered representatives of broker dealers registered under the Securities Exchange Act of 1934 who are member firms of the Financial Industry Regulatory Authority ("FINRA").

Gross first year commissions plus any expense allowance payments paid by Nationwide on the sale of these policies provided by NISC will not exceed 35% of the Premium.  After the first policy year, we pay gross renewal commissions on the sale of the policies provided by NISC that will not exceed 15% of actual premium payment.

We paid no underwriting commissions to NISC for this separate account for the last three years.

Services

We have responsibility for administration of the policies and the variable account.  We also maintain the records of the name, address, taxpayer identification number, and other pertinent information for each policy owner and the number and type of policy issued to each policy owner and records with respect to the policy value of each policy.

We are the custodian of the assets of the variable account.  We will maintain a record of all purchases and redemption of shares of the mutual funds.  We or our affiliates may have entered into agreements with either the investment adviser or distributor for the mutual funds.  The agreements relate to administrative services we or our affiliate furnish.  Some of the services provided include distribution of underlying fund prospectuses, semi-annual and annual fund reports, proxy materials and fund communications, as well as maintaining the websites and voice response systems necessary for contract owners to execute trades in the funds.  We also act as a limited agent for the fund for purposes of accepting the trades.  For these services the funds agree to pay us an annual fee based on the average aggregate net assets of the variable account (and other separate accounts of Nationwide or life insurance company subsidiaries of Nationwide) invested in the particular fund.

We take these anticipated fee payments into consideration when determining the expenses necessary to support the policies.  Without these payments, policy charges would be higher.  Only those funds that agree to pay us a fee will be offered in the policy.  Generally, we expect to receive somewhere between 0.10% to 0.55% (an annualized rate of the daily net assets of the variable account) from the funds offered in the policies.  What is actually received depends upon many factors, including but not limited to the type of fund (i.e., money market funds generally pay less revenue than other fund types) and the actual services rendered to the fund company.

Independent Registered Public Accounting Firm

The financial statements of Nationwide VLI Separate Account-4 and the consolidated financial statements and schedules of Nationwide Life Insurance Company and subsidiaries for the periods indicated have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.  The audit report of KPMG LLP covering the December 31, 2009 consolidated financial statements and schedules of Nationwide Life Insurance Company and subsidiaries contains an explanatory paragraph that states that Nationwide Life Insurance Company and subsidiaries changed its method of evaluating other-than-temporary impairments of debt securities due to the adoption of new accounting requirements issued by the FASB, as of January 1, 2009.  KPMG LLP is located at 191 West Nationwide Blvd., Columbus, Ohio 43215.

Underwriting Procedure

We underwrite the policies issued through Nationwide VLI Separate Account-4.  The policy's cost of insurance depends upon the Insured's Issue Age, underwriting class, and the length of time the policy has been In Force.  The rates will vary depending upon tobacco use and other risk factors.  Monthly cost of insurance rates will not exceed those guaranteed in the policy.

Guaranteed cost of insurance rates for base coverage and coverage pursuant to the Supplemental Insurance Rider under policies issued on a non-medical basis are based on (i) the 2001 Commissioners' Standard Ordinary 80% Male Mortality Table, (ii) Attained Age, (iii) Substandard Ratings, and (iv) tobacco distinct status.  Guaranteed cost of insurance rates for base coverage and coverage pursuant to the Supplemental Insurance Rider under policies issued on a medical basis are based on (i) either (a) the 2001 Commissioners' Standard Ordinary 100% Male Mortality Table or (b) the 2001 Commissioners' Standard Ordinary 100% Female Mortality Table, (ii) Attained Age, (iii) Substandard Ratings, and (iv) tobacco distinct status. Guaranteed cost of insurance rates for base coverage and coverage pursuant to the Supplemental Insurance Rider on substandard risks will equal the guaranteed cost of insurance rates for standard risks times a percentage greater than 100%.

The underwriting class of an Insured may affect the cost of insurance rate.  There are three underwriting classes into which Insureds are placed, depending on the Insureds' mortality characteristics: Guaranteed Issue, Simplified Issue, and Regular Issue.  In an otherwise identical policy, an Insured in the Regular Issue underwriting class will have a lower cost of insurance than an Insured in the Guaranteed Issue or Simplified Issue underwriting class.

The rating class is determined using questionnaires, medical records, and physical exams, depending on the amount of insurance and the attributes of the Insured.  We may underwrite using short-form questionnaires or abbreviated medical evaluations.

2

Net Amount at Risk

The policy's cost of insurance is also dependent on the policy's Net Amount At Risk.  The Net Amount at Risk is allocated between coverage provided by the base policy and coverage provided by the Supplemental Insurance Rider.  The Net Amount At Risk for the base policy is the base policy Death Benefit minus the policy's Cash Value.  The Net Amount At Risk for the Supplemental Insurance Rider is the Rider Death Benefit (as described in the "Supplemental Insurance Rider" sub-section of the "Policy and Rider Charges" section of the prospectus).

Illustrations

Before you purchase this policy and upon request thereafter, we will provide illustrations of future benefits under the policy based upon the proposed Insured's age and underwriting class, the Death Benefit option elected, Base Specified Amount, Total Specified Amount, planned periodic Premium and Riders requested.  The illustration will also demonstrate how the current charges associated with a particular policy may be reduced if the Supplemental Insurance Rider is elected.

Advertising

Rating Agencies.  Independent financial rating services, including Moody's, Standard & Poor's and A.M. Best Company rank and rate us.  The purpose of these ratings is to reflect the financial strength or claims-paying ability of Nationwide.  The ratings are not intended to reflect the Investment Experience or financial strength of the variable account.  We may advertise these ratings from time to time.  In addition, we may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend us or the policies.  Furthermore, we may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

Money Market Yields. We may advertise the "yield" and "effective yield" for the money market Sub-Account.  Yield and effective yield are annualized, which means that it is assumed that the underlying mutual fund generates the same level of net income throughout a year.

Yield is a measure of the net dividend and interest income earned over a specific seven-day period (which period will be stated in the advertisement) expressed as a percentage of the offering price of the underlying mutual fund's units.  The effective yield is calculated similarly, but reflects assumed compounding, calculated under rules prescribed by the SEC.  Thus, effective yield will be slightly higher than yield, due to the compounding.

Historical Performance of the Sub-Accounts.  We will advertise historical performance of the Sub-Accounts in accordance with SEC prescribed calculations.  Please note that performance information is annualized.  However, if a Sub-Account has been available in the variable account for less than one year, the performance information for that Sub-Account is not annualized.  Performance information is based on historical earnings and is not intended to predict or project future results.

Additional Materials.  We may provide information on various topics to you and prospective policy owners in advertising, sales literature or other materials.

Tax Definition of Life Insurance

Section 7702(b)(1) of the Internal Revenue Code provides that if one of two alternate tests is met, a policy will be treated as life insurance for federal tax purposes.  The two tests are referred to as the Cash Value Accumulation Test and the Guideline Premium/Cash Value Corridor Test.  Both tests are available to flexible premium policies such as this one.

The tables that follow show, numerically, the requirements for each test.

3

Guideline Premium/Cash Value Corridor Test
Table of Applicable Percentages of Cash Value

Attained Age of Insured	Percentage of Cash Value	Attained Age of Insured	Percentage of Cash Value	Attained Age of Insured	Percentage of Cash Value
0-40	250%	61	128%	81	105%
41	243%	62	126%	82	105%
42	236%	63	124%	83	105%
43	229%	64	122%	84	105%
44	222%	65	120%	85	105%
45	215%	66	119%	86	105%
46	209%	67	118%	87	105%
47	203%	68	117%	88	105%
48	197%	69	116%	89	105%
49	191%	70	115%	90	105%
50	185%	71	113%	91	104%
51	178%	72	111%	92	103%
52	171%	73	109%	93	102%
53	164%	74	107%	94	101%
54	157%	75	105%	95	101%
55	150%	76	105%	96	101%
56	146%	77	105%	97	101%
57	142%	78	105%	98	101%
58	138%	79	105%	99	101%
59	134%	80	105%	100	100%
60	130%

Cash Value Accumulation Test

The Cash Value Accumulation Test requires the Death Benefit to exceed an applicable percentage of the cash value.  These applicable percentages are calculated by determining net single premiums, as defined in Code Section 7702(b), for each policy year given a set of actuarial assumptions.  The relevant material assumptions include an interest rate of 4% and 2001 CSO guaranteed mortality as prescribed in Revenue Code Section 7702 for the Cash Value Accumulation Test.  The resulting net single premiums are then inverted (i.e., multiplied by 1/net single premium) to give the applicable cash value percentages.  These premiums vary with the age, sex, and risk classification of the Insured.

The table below provides an example of applicable percentages for the Cash Value Accumulation Test.  This example is for a male, non-tobacco, Issue Age 45, and non-medically underwritten.

Policy Year	Percentage of Cash Value	Policy Year	Percentage of Cash Value	Policy Year	Percentage of Cash Value	Policy Year	Percentage of Cash Value
1	347%	16	215%	31	147%	46	116%
2	335%	17	209%	32	145%	47	115%
3	324%	18	203%	33	144%	48	114%
4	314%	19	197%	34	142%	49	112%
5	304%	20	192%	35	141%	50	111%
6	294%	21	187%	36	140%	51	110%
7	284%	22	182%	37	139%	52	109%
8	275%	23	177%	38	138%	53	107%
9	266%	24	173%	39	134%	54	105%
10	258%	25	169%	40	131%	55	103%
11	250%	26	165%	41	128%	56	101%
12	242%	27	161%	42	125%
13	235%	28	157%	43	122%
14	228%	29	153%	44	120%
15	221%	30	150%	45	117%

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Financial Statements
To be added by subsequent pre-effective amendment.

5

PART C. OTHER INFORMATION

Item 26.                   Exhibits

(a)
Resolution of the Depositor’s Board of Directors authorizing the establishment of the Registrant – Filed previously with initial registration statement (333-31725) on July 27, 1997, and hereby incorporated by reference.

(b)	Not Applicable

(c)
Underwriting or Distribution of contracts between the Depositor and Principal Underwriter – Filed previously with the registration statement (333-117998) on August 6, 2004, and hereby incorporated by reference.

(d)	Contracts - Form of Contract – attached hereto.

(e)	Applications - Form of the Contract Application – attached hereto.

(f)	Depositor’s Certificate of Incorporation and By-Laws.

(1)
Amended Articles of Incorporation for Nationwide Life Insurance Company.  Filed previously with initial registration statement (333-164119) on January 4, 2010 as document "exhibitf1.htm" and hereby incorporated by reference.

(2)
Amended and Restated Code of Regulations of Nationwide Life Insurance Company.  Filed previously with initial registration statement (333-164119) on January 4, 2010 as document "exhibitf2.htm" and hereby incorporated by reference.

(3)
Articles of Merger of Nationwide Life Insurance Company of America with and into Nationwide Life Insurance Company, effective December 31, 2009. Filed previously with initial registration statement (333-164119) on January 4, 2010 as document "exhibitf3.htm" and hereby incorporated by reference.

(g)	Reinsurance Contracts - Filed previously with Post-Effective Amendment No. 3 to registration statement (333-46338) and hereby incorporated by reference.

(h)
Fund Participation Agreements - The following Fund Participation Agreements were previously filed on July 17, 2007 with pre-effective amendment number 1 of registration statement (333-140608) under Exhibit 26(h), and are hereby incorporated by reference.

(1)	Fund Participation Agreement with AIM Variable Insurance Funds, AIM Advisors, Inc., and AIM Distributors dated January 6, 2003, under document “aimfpa99h1.htm”

(2)	Amended and Restated Fund Participation and Shareholder Services Agreement with American Century Investment Services, Inc. dated September 15, 2004, as amended, under document “amcentfpa99h2”

(3)	Restated and Amended Fund Participation Agreement with The Dreyfus Corporation dated January 27, 2000, as amended, under document “dreyfusfpa99h3.htm”

(4)	Fund Participation Agreement with Federated Insurance Series and Federated Securities Corp. dated April 1, 2006, as amended, under document “fedfpa99h4.htm”

(5)
Fund Participation Agreement with Fidelity Variable Insurance Products Fund dated May 1, 1988, as amended, including Fidelity Variable Insurance Products Fund IV and Fidelity Variable Insurance Products Fund V, under document “fidifpa99h5.htm”

(6)
Amended and Restated Fund Participation Agreement with Franklin Templeton Variable Insurance Products Trust and Franklin/Templeton Distributors, Inc. dated May 1, 2003; as amended, under document “frankfpa99h8.htm”

(7)	Fund Participation Agreement, Service and Institutional Shares, with Janus Aspen Series, dated December 31, 1999, under document “janusfpa99h9a.htm”

(8)	Amended and Restated Fund Participation Agreement with MFS Variable Insurance Trust and Massachusetts Financial Services Company dated February 1, 2003, as amended, under document “mfsfpa99h11.htm”

(9)	Fund Participation Agreement with Nationwide Variable Insurance Trust (formerly, Gartmore Variable Insurance Trust) dated February 1, 2003, as amended, under document “nwfpa99h12a.htm”

(10)
Fund Participation Agreement with Neuberger Berman Advisors Management Trust / Lehman Brothers Advisors Management Trust (formerly, Neuberger Berman Advisors Management Trust) dated January 1, 2006, under document “neuberfpa99h13.htm”

(11)	Fund Participation Agreement with Oppenheimer Variable Account Funds and Oppenheimer Funds, Inc. dated April 13, 2007, under document “oppenfpa99h14.htm”

(12)
Fund Participation Agreement with T. Rowe Price Equity Series, Inc., T. Rowe Price International Series, Inc., T. Rowe Price Fixed Income Series, Inc., and T. Rowe Price Investment Services, Inc. dated October 1, 2002, as amended, under document “trowefpa99h15.htm”

(13)
Fund Participation Agreement with The Universal Institutional Funds, Inc., Morgan Stanley Distribution, Inc., and Morgan Stanley Investment Management, Inc. dated February 1, 2002, as amended, under document “univfpa99h16.htm”

The following Fund Participation Agreements were previously filed on September 27, 2007 with pre-effective amendment number 3 of registration statement (333-137202) under Exhibit 26(h), and are hereby incorporated by reference.

(14)
Fund Participation Agreement (Amended and Restated) with Alliance Capital Management L.P. and Alliance-Bernstein Investment Research and Management, Inc. dated June 1, 2003, as document “alliancebernsteinfpa.htm”.

(15)	Fund Participation Agreement with American Funds Insurance Series and Capital Research and Management Company dated July 20, 2005, as document “americanfundsfpa.htm”.

(16)	Fund Participation Agreement with BlackRock (formerly FAM Distributors, Inc. and FAM Variable Series Funds, Inc.) dated April 13, 2004, as amended, as document “blackrockfpa.htm”.

(17)	Fund Participation Agreement with Davis Variable Account Fund and Davis Distributors, LLC dated August 7, 2007, as document “davisfpa.htm”.

(18)
Fund Participation Agreement with DWS Variable Series II (formerly Scudder Variable Series I, Scudder Variable Series II, Scudder Distributors, Inc. and Deutsche Investment Management Americas, Inc.) dated July 1, 2004, as document “dwsfpa.htm”.

(19)
Fund Participation with Legg Mason Partners Variable Portfolio I, Inc. (formerly Salomon Brothers Variable Series Funds Inc. and Salomon Brothers Asset Management Inc. dated September, 1999, as amended, as document “leggmasonfpa.htm”.

(20)
Fund Participation Agreement with Lincoln Variable Insurance Products Trust, Lincoln Financial Distributors, Inc., and Lincoln Investment Advisors Corporation dated June 5, 2007, as document “lincolnfpa.htm”.

(21)	Fund Participation Agreement with PIMCO Variable Insurance Trust and PIMCO Fund Distributors, LLC dated March 28, 2002, as amended, as document “pimcofpa.htm”.

(22)
Fund Participation Agreement with Pioneer Variable Contracts Trust, Pioneer Investment Management, Inc. and Pioneer Fund Distributor, Inc., dated September 27, 2002, as amended, as document “pioneerfpa.htm”.

(23)	Fund Participation Agreement with Putnam Variable Trust and Putnam Retail Management, L.P., dated February 1, 2002, as document “putnamfpa.htm”.

(24)	Fund Participation Agreement with Royce & Associates dated February 14, 2002, as amended, as document “roycefpa.htm”.

(25)	Fund Participation Agreement Van Eck Investment Trust, Van Eck Associates Corporation, Van Eck Securities Corporation dated September 1, 1989, as amended, as document “vaneckfpa.htm”.

(26)	Fund Participation Agreement with Waddell & Reed Services Company, Waddell & Reed, Inc., and W&R Target Funds, Inc. dated December 1, 2000, as amended, as document “waddellreedfpa.htm”.

(27)	Fund Participation Agreement with Wells Fargo Management, LLC, Stephens, Inc. dated November 15, 2004, as amended, as document “wellsfargofpa.htm”.

The following Fund Participation Agreements were previously filed on April 17, 2008 with post-effective amendment number 50 of registration statement (002-58043) under Exhibit 24(b), and are hereby incorporated by reference

(28)	Fund Participation Agreement with Lazard Freres & Co., LLC dated April 17, 2008, as amended, as document "lazardfpa.htm".

(i)	Not Applicable

(j)	Not Applicable

(k)	Opinion of Counsel – Filed previously with initial registration statement (333-169879) on October 12, 2010, as document "opinionofcounsel.htm" and hereby incorporated by reference.

(l)	Not Applicable

(m)	Not Applicable

(n)	Consent of Independent Registered Public Accounting Firm – To be filed by subsequent pre-effective amendment.

(o)	Not Applicable

(p)	Not Applicable

(q)	Redeemability Exemption Filed previously with initial registration statement (333-169879) on October 12, 2010, as document ""exhibitq.htm." and hereby incorporated by reference.

(99)	Power of Attorney – Attached hereto as "poa.htm".

Item 27.	Directors and Officers of the Depositor

President and Chief Operating Officer and Director	Kirt A. Walker
Executive Vice President and Chief Legal and Governance Officer	Patricia R. Hatler
Executive Vice President-Administration	Terri L. Hill
Executive Vice President-Chief Human Resources Officer	Gale V. King
Executive Vice President-Chief Information Officer	Michael C. Keller
Executive Vice President-Chief Marketing Officer	James R. Lyski
Executive Vice President-Finance	Lawrence A. Hilsheimer
Executive Vice President	Mark A. Pizzi
Executive Vice President and Director	Mark R. Thresher
Senior Vice President and Treasurer	Harry H. Hallowell
Senior Vice President-Associate Services	Robert J. Puccio
Senior Vice President-Business Transformation Office	Gregory S. Moran
Senior Vice President-Chief Financial Officer and Director	Timothy G. Frommeyer
Senior Vice President-Chief Litigation Counsel	Randolph C. Wiseman
Senior Vice President-Chief Risk Officer	Michael W. Mahaffey
Senior Vice President-CIO IT Infrastructure	Robert J. Dickson
Senior Vice President-Customer Insight/Analytic	Paul D. Ballew
Senior Vice President-Division General Counsel	Roger A. Craig
Senior Vice President-Division General Counsel	Thomas W. Dietrich
Senior Vice President-Division General Counsel	Sandra L. Neely
Senior Vice President-Corporate Relations	Jeffrey D. Rouch
Senior Vice President-Head of Taxation	Pamela A. Biesecker
Senior Vice President-Individual Investments Business Head	Eric S. Henderson
Senior Vice President-Individual Protection Business Head and Director	Peter A. Golato
Senior Vice President-Enterprise CTO	Srinivas Koushik
Senior Vice President-P&C Marketing	Gordon E. Hecker
Senior Vice President-CIO NF Systems	Susan Gueli
Senior Vice President, Chief Financial Officer – Property and Casualty	Michael P. Leach
Senior Vice President-Distribution and Sales	John L. Carter
Senior Vice President-President – NW Retirement Plans	Anne L. Arvia
Senior Vice President-President-Investment Management Group	Michael S. Spangler
Senior Vice President-Property and Casualty Commercial/Farm Product Pricing	W. Kim Austen
Senior Vice President-Marketing Services	Jennifer M. Hanley
Senior Vice President-NW Bank	J. Lynn Greenstein
Senior Vice President-Property and Casualty/Farm Product Pricing	James R. Burke
Senior Vice President-Internal Audit	Kai V. Monahan
Senior Vice President-CIO Corp Apps/NBH/NW Bank	Mark A. Gaetano
Senior Vice President-CIO Corp Apps/NBH/NW Bank	Guruprasad C. Vasudeva
Senior Vice President-Nationwide Financial	Steven C. Power
Senior Vice President	Matthew Jauchius
Vice President – Corporate Governance and Secretary	Robert W. Horner, III
Director	Stephen S. Rasmussen

The business address of the Directors and Officers of the Depositor is:
One Nationwide Plaza, Columbus, Ohio 43215

Item 28.                 Persons Controlled by or Under Common Control with the Depositor or Registrant.

*	Subsidiaries for which separate financial statements are filed
**	Subsidiaries included in the respective consolidated financial statements
***	Subsidiaries included in the respective group financial statements filed for unconsolidated subsidiaries
****	Other subsidiaries

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
1492 Capital, LLC	Ohio		The company acts as an investment holding company.
1717 Brokerage Services, Inc.	Pennsylvania		The company is a multi-state licensed insurance agency.
AGMC Reinsurance, Ltd.	Turks & Caicos Islands		The company is in the business of reinsurance of mortgage guaranty risks.
ALLIED General Agency Company	Iowa		The company acts as a managing general agent and surplus lines broker for property and casualty insurance products.
ALLIED Group, Inc.	Iowa		The company is a property and casualty insurance holding company.
ALLIED Property and Casualty Insurance Company	Iowa		The company underwrites general property and casualty insurance.
ALLIED Texas Agency, Inc.	Texas		The company acts as a managing general agent to place personal and commercial automobile insurance with Colonial County Mutual Insurance Company for the independent agency companies.
AMCO Insurance Company	Iowa		The company underwrites general property and casualty insurance.
American Marine Underwriters, Inc.	Florida		The company is an underwriting manager for ocean cargo and hull insurance.
Atlantic Floridian Insurance Company	Ohio		The company writes personal lines residential property insurance in the State of Florida.
Freedom Specialty Insurance Company	Ohio		The company operates as a multi-line insurance company.
Audenstar Limited	England		The company is an investment holding company.
Champions of the Community, Inc.	Ohio		The company raises money to enable it to make gifts and grants to charitable organizations.
Colonial County Mutual Insurance Company*	Texas		The company underwrites non-standard automobile and motorcycle insurance and various other commercial liability coverages in Texas.
Crestbrook Insurance Company*	Ohio		The company is an Ohio-based multi-line insurance corporation that is authorized to write personal, automobile, homeowners and commercial insurance.
Depositors Insurance Company	Iowa		The company underwrites general property and casualty insurance.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
DVM Insurance Agency, Inc.	California		The company places pet insurance business not written by Veterinary Pet Insurance Company outside of California with National Casualty Company.
Farmland Mutual Insurance Company	Iowa		The company provides property and casualty insurance primarily to agricultural businesses.
Nationwide Better Health, Inc. (fka Future Health Holding Company)	Maryland		The company provides population health management.
Gates, McDonald & Company*	Ohio		The company provides services to employers for managing workers’ and unemployment compensation matters and employee leave administration.
Gates, McDonald & Company of New York, Inc.	New York		The company provides workers’ compensation and self-insured claims administration services to employers with exposure in New York.
GatesMcDonald Health Plus Inc.	Ohio		The company provides medical management and cost containment services to employers.
Insurance Intermediaries, Inc.	Ohio		The company is an insurance agency and provides commercial property and casualty brokerage services.
Life REO Holdings, LLC	Ohio		The company is an investment company.
Lone Star General Agency, Inc.	Texas		The company acts as general agent to market nonstandard automobile and motorcycle insurance for Colonial County Mutual Insurance Company.
National Casualty Company	Wisconsin		The company underwrites various property and casualty coverage, as well as some individual and group accident and health insurance.
National Casualty Company of America, Ltd.	England		This is a limited liability company organized for the purpose of carrying on the business of insurance, reinsurance, indemnity, and guarantee of various kinds. The company is currently inactive.
Nationwide Advantage Mortgage Company*	Iowa		The company makes residential mortgage loans.
Nationwide Affinity Insurance Company of America*	Ohio		The company is a property and casualty insurer that writes personal lines business.
Nationwide Agribusiness Insurance Company	Iowa		The company provides property and casualty insurance primarily to agricultural businesses.
Nationwide Arena, LLC*	Ohio		The purpose of the company is to develop Nationwide Arena and to engage in related development activity.
Nationwide Asset Management Holdings	England and Wales		The company operates as an investment holding company.
Nationwide Asset Management, LLC	Ohio		The company provides investment advisory services as a registered investment advisor to affiliated and non-affiliated clients.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Nationwide Assurance Company	Wisconsin		The company underwrites non-standard automobile and motorcycle insurance.
Nationwide Bank*	United States
This is a federal savings bank chartered by the Office of Thrift Supervision in the United States Department of Treasury to exercise deposit, lending, agency, custody and fiduciary powers and to engage in activities permissible for federal savings banks under the Home Owners’ Loan Act of 1933.

Nationwide Better Health Holding Company (fka Nationwide Better Health, Inc.)	Ohio		The company provides health management services.
Nationwide Cash Management Company	Ohio		The company buys and sells investment securities of a short-term nature as the agent for other corporations, foundations and insurance company separate accounts.
Nationwide Community Development Corporation, LLC	Ohio		The company holds investments in low-income housing funds.
Nationwide Corporation	Ohio		The company acts primarily as a holding company for entities affiliated with Nationwide Mutual Insurance.
Nationwide Emerging Managers, LLC	Delaware		The company acquires and holds interests in registered investment advisors and provides investment management services.
Nationwide Exclusive Agent Risk Purchasing Group, LLC	Ohio		The company’s purpose is to provide a mechanism for the purchase of group liability insurance for insurance agents operating nationwide.
Nationwide Financial Assignment Company	Ohio		The company is an administrator of structured settlements.
Nationwide Financial Institution Distributors Agency, Inc.	Delaware		The company is an insurance agency.
Nationwide Financial Services Capital Trust	Delaware		The trust’s sole purpose is to issue and sell certain securities representing individual beneficial interests in the assets of the trust.
Nationwide Financial Services, Inc.*	Delaware		The company acts primarily as a holding company for companies within the Nationwide organization that offer or distribute long-term savings and retirement products.
Nationwide Financial Structured Products, LLC	Ohio		The company captures and reports the results of the structured products business unit.
Nationwide Foundation*	Ohio		The company contributes to non-profit activities and projects.
Nationwide Fund Advisors (fka Gartmore Mutual Fund Capital Trust)	Delaware		The trust acts as a registered investment advisor.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Nationwide Fund Distributors LLC (successor to Gartmore Distribution Services, Inc.)	Delaware		The company is a limited purpose broker-dealer.
Nationwide Fund Management LLC (successor to Gartmore Investors Services, Inc.)	Delaware		The company provides administration, transfer and dividend disbursing agent services to various mutual fund entities.
Nationwide General Insurance Company	Ohio		The company transacts a general insurance business, except life insurance, and primarily provides automobile and fire insurance to select customers.
Nationwide Global Funds	Luxembourg
The exclusive purpose of the Company is to invest the funds available to it in transferable securities and other assets permitted by law with the aim of spreading investment risks and affording its shareholders the results of the management of its assets.

Nationwide Global Holdings, Inc.	Ohio		The company is a holding company for the international operations of Nationwide.
Nationwide Global Ventures, Inc.	Delaware		The company acts as a holding company.
Nationwide Indemnity Company*	Ohio		The company is involved in the reinsurance business by assuming business from Nationwide Mutual Insurance Company and other insurers within the Nationwide insurance organization.
Nationwide Insurance Company of America	Wisconsin		The company is an independent agency personal lines underwriter of property and casualty insurance.
Nationwide Insurance Company of Florida*	Ohio		The company transacts general insurance business, except life insurance.
Nationwide International Underwriters	California		The company is a special risks, excess and surplus lines underwriting manager.
Nationwide Investment Advisors, LLC	Ohio		The company provides investment advisory services.
Nationwide Investment Services Corporation**	Oklahoma
This is a limited purpose broker-dealer and distributor of variable annuities and variable life products for Nationwide Life Insurance Company and Nationwide Life and Annuity Insurance Company. The company also provides educational services to retirement plan sponsors and its participants.

Nationwide Life and Annuity Insurance Company**	Ohio		The company engages in underwriting life insurance and granting, purchasing and disposing of annuities.
Nationwide Life Insurance Company*	Ohio		The company provides individual life insurance, group life and health insurance, fixed and variable annuity products and other life insurance products.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Nationwide Lloyds	Texas		The company markets commercial and property insurance in Texas.
Nationwide Mutual Capital, LLC	Ohio		The company acts as a private equity fund investing in companies for investment purposes and to create strategic opportunities for Nationwide.
Nationwide Mutual Capital I, LLC*	Delaware		The business of the company is to achieve long term capital appreciation through a portfolio of primarily domestic equity investments in financial service and related companies.
Nationwide Mutual Fire Insurance Company	Ohio		The company engages in a general insurance and reinsurance business, except life insurance.
Nationwide Mutual Insurance Company*	Ohio		The company engages in a general insurance and reinsurance business, except life insurance.
Nationwide Private Equity Fund, LLC	Ohio		The company invests in private equity funds.
Nationwide Property and Casualty Insurance Company	Ohio		The company engages in a general insurance business, except life insurance.
Nationwide Property Protection Services, LLC	Ohio		The company provides alarm systems and security guard services.
Nationwide Realty Services, Ltd.	Ohio		The company provides relocation services for associates.
Nationwide Realty Investors, Ltd.*	Ohio		The company is engaged in the business of developing, owning and operating real estate and real estate investment.
Nationwide Retirement Solutions, Inc.*	Delaware		The company markets and administers deferred compensation plans for public employees.
Nationwide Retirement Solutions, Inc. of Arizona	Arizona		The company markets and administers deferred compensation plans for public employees.
Nationwide Retirement Solutions, Inc. of Ohio	Ohio		The company provides retirement products, marketing, education and administration to public employees.
Nationwide Retirement Solutions, Inc. of Texas	Texas		The company markets and administers deferred compensation plans for public employees.
Nationwide Retirement Solutions, Insurance Agency, Inc.	Massachusetts		The company markets and administers deferred compensation plans for public employees.
Nationwide SA Capital Trust	Delaware		The trust acts as a registered investment advisor.
Nationwide Sales Solutions, Inc.	Iowa		The company engages in the direct marketing of property and casualty insurance products.
Nationwide Securities, LLC	Delaware		The company is a registered broker-dealer and provides investment management and administrative services.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Nationwide Separate Accounts, LLC	Delaware		The company has deregistered as an investment advisor and acts as a holding company.
Nationwide Services Company, LLC	Ohio		The company performs shared services functions for the Nationwide organization.
Newhouse Capital Partners, LLC	Delaware		The company is an investment holding company.
Newhouse Capital Partners II, LLC	Delaware		The company is an investment holding company.
NF Reinsurance Ltd.*	Bermuda		The company serves as a captive reinsurer for Nationwide Life Insurance Company’s universal life, term life and annuity business.
NFS Distributors, Inc.	Delaware		The company acts primarily as a holding company for Nationwide Financial Services, Inc.’s distribution companies.
NMC CPC WT Investment, LLC	Delaware		The business of the company is to hold and exercise rights in a specific private equity investment.
NWD Asset Management Holdings, Inc.	Delaware		The company is an investment holding company.
NWD Investment Management, Inc.	Delaware		The company acts as a holding company and provides other business services for the NWD Investments group of companies.
NWD Management & Research Trust	Delaware		The company acts as a holding company for the NWD Investments group of companies and as a registered investment advisor.
NWD MGT, LLC	Delaware
The company is a passive investment holder in Newhouse Special Situations Fund I, LLC for the purpose of allocation of earnings to the NWD Investments management team as it relates to the ownership and management of Newhouse Special Situations Fund I, LLC.

Pension Associates, Inc.	Wisconsin		The company provides pension plan administration and record keeping services, and pension plan and compensation consulting.
Premier Agency, Inc.	Iowa		The company is an insurance agency.
Privilege Underwriters, Inc.	Florida		The company acts as a holding company for the PURE Group of insurance companies.
Privilege Underwriters, Reciprocal Exchange	Florida		The company acts as a reciprocal insurance company.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Pure Insurance Company	Florida		The company acts as a captive reinsurance company.
Pure Risk Management, LLC	Florida		The company acts as an attorney-in-fact for Privilege Underwriters Reciprocal Exchange.
Registered Investment Advisors Services, Inc.	Texas		The company is a technology company that facilitates third-party money management services for registered investment advisors.
Retention Alternatives, Ltd.*	Bermuda		The company is a captive insurer and writes first dollar insurance policies in workers’ compensation, general liability and automobile liability for its affiliates in the United States.
Riverview International Group, Inc.	Delaware		The company is an insurance company.
RP&C International, Inc.	Ohio		The company is an investment-banking firm that provides specialist advisory services and innovative financial solutions to public and private companies internationally.
Scottsdale Indemnity Company	Ohio		The company is engaged in a general insurance business, except life insurance.
Scottsdale Insurance Company	Ohio		The company primarily provides excess and surplus lines of property and casualty insurance.
Scottsdale Surplus Lines Insurance Company	Arizona		The company provides excess and surplus lines coverage on a non-admitted basis.
THI Holdings (Delaware), Inc.*	Delaware		The company acts as a holding company for subsidiaries of the Nationwide group of companies.
Titan Auto Insurance of New Mexico, Inc.	New Mexico		The company is an insurance agency that operates employee agent storefronts.
Titan Indemnity Company	Texas		The company is a multi-line insurance company and is operating primarily as a property and casualty insurance company.
Titan Insurance Company	Michigan		The company is a property and casualty insurance company.
Titan Insurance Services, Inc.	Texas		The company is a Texas grandfathered managing general agency.
Veterinary Pet Insurance Company*	California		The company provides pet insurance.
Victoria Automobile Insurance Company	Indiana		The company is a property and casualty insurance company.
Victoria Fire & Casualty Company	Ohio		The company is a property and casualty insurance company.
Victoria National Insurance Company	Ohio		The company is a property and casualty insurance company.
Victoria Select Insurance Company	Ohio		The company is a property and casualty insurance company.
Victoria Specialty Insurance Company	Ohio		The company is a property and casualty insurance company.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
VPI Services, Inc.	California		The company operates as a nationwide pet registry service for holders of Veterinary Pet Insurance Company policies, including pet indemnification and a lost pet recovery program.
Western Heritage Insurance Company	Arizona		The company underwrites excess and surplus lines of property and casualty insurance.
Whitehall Holdings, Inc.	Texas		The company acts as a holding company for the Titan group of agencies.
W.I. of Florida (d.b.a. Titan Auto Insurance)	Florida		The company is an insurance agency and operates as an employee agent storefront for Titan Indemnity Company in Florida.

	COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
*	MFS Variable Account	Ohio		Issuer of Annuity Contracts
*	Nationwide Multi-Flex Variable Account	Ohio		Issuer of Annuity Contracts
*	Nationwide VA Separate Account-A	Ohio		Issuer of Annuity Contracts
*	Nationwide VA Separate Account-B	Ohio		Issuer of Annuity Contracts
*	Nationwide VA Separate Account-C	Ohio		Issuer of Annuity Contracts
*	Nationwide VA Separate Account-D	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-II	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-3	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-4	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-5	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-6	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-7	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-8	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-9	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-10	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-11	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-12	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-13	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-14	Ohio		Issuer of Annuity Contracts
	Nationwide Variable Account-15	Ohio		Issuer of Annuity Contracts
	Nationwide Variable Account-16	Ohio		Issuer of Annuity Contracts
	Nationwide Variable Account-17	Ohio		Issuer of Annuity Contracts
*	Nationwide Provident VA Separate Account 1	Pennsylvania		Issuer of Annuity Contracts
*	Nationwide Provident VA Separate Account A	Delaware		Issuer of Annuity Contracts
	Nationwide VL Separate Account-A	Ohio		Issuer of Life Insurance Policies
	Nationwide VL Separate Account-B	Ohio		Issuer of Life Insurance Policies
*	Nationwide VL Separate Account-C	Ohio		Issuer of Life Insurance Policies
*	Nationwide VL Separate Account-D	Ohio		Issuer of Life Insurance Policies
*	Nationwide VL Separate Account-G	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-2	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-3	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-4	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-5	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-6	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-7	Ohio		Issuer of Life Insurance Policies
*	Nationwide Provident VLI Separate Account 1	Pennsylvania		Issuer of Life Insurance Policies
*	Nationwide Provident VLI Separate Account A	Delaware		Issuer of Life Insurance Policies

Item 29.                 Indemnification

Provision is made in Nationwide’s Amended and Restated Code of Regulations and expressly authorized by the General Corporation Law of the State of Ohio, for indemnification by Nationwide of any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was a director, officer or employee of Nationwide, against expenses, including attorneys fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, to the extent and under the circumstances permitted by the General Corporation Law of the State of Ohio.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers or persons controlling Nationwide pursuant to the foregoing provisions, Nationwide has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 30.                 Principal Underwriter

(a)	Nationwide Investment Services Corporation ("NISC") serves as principal underwriter and general distributor for the following separate investment accounts of Nationwide or its affiliates:

MFS Variable Account	Nationwide VLI Separate Account
Multi-Flex Variable Account	Nationwide VLI Separate Account-2
Nationwide Variable Account	Nationwide VLI Separate Account-3
Nationwide Variable Account-II	Nationwide VLI Separate Account-4
Nationwide Variable Account-3	Nationwide VLI Separate Account-5
Nationwide Variable Account-4	Nationwide VLI Separate Account-6
Nationwide Variable Account-5	Nationwide VLI Separate Account-7
Nationwide Variable Account-6	Nationwide VL Separate Account-C
Nationwide Variable Account-7	Nationwide VL Separate Account-D
Nationwide Variable Account-8	Nationwide VL Separate Account-G
Nationwide Variable Account-9	Nationwide Provident VA Separate Account 1
Nationwide Variable Account-10	Nationwide Provident VA Separate Account A
Nationwide Variable Account-11	Nationwide Provident VLI Separate Account 1
Nationwide Variable Account-12	Nationwide Provident VLI Separate Account A
Nationwide Variable Account-13
Nationwide Variable Account-14
Nationwide VA Separate Account-A
Nationwide VA Separate Account-B
Nationwide VA Separate Account-C
Nationwide VA Separate Account-D

(b)	Directors and Officers of NISC:
President	Robert O. Cline
Senior Vice President, Treasurer and Director	James D. Benson
Vice President-Chief Compliance Officer	James J. Rabenstine
Associate Vice President and Secretary	Kathy R. Richards
Associate Vice President-Financial Systems & Treasury Services and Assistant Treasurer	Terry C. Smetzer
Associate Vice President	John J. Humphries, Jr.
Assistant Secretary	Mark E. Hartman
Director	John L. Carter
Director	Eric S. Henderson

The business address of the Directors and Officers of Nationwide Investment Services Corporation is:
One Nationwide Plaza, Columbus, Ohio 43215

(c)
Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption or Annuitization	Brokerage Commissions	Compensation
Nationwide Investment Services Corporation	N/A	N/A	N/A	N/A

Item 31.                 Location of Accounts and Records

Timothy G. Frommeyer
Nationwide Life Insurance Company
One Nationwide Plaza
Columbus, OH 43215

Item 32.                 Management Services

Not Applicable

Item 33.                 Fee Representation

Nationwide Life Insurance Company represents that the fees and charges deducted under the contract in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred and risks assumed by Nationwide Life Insurance Company.

SIGNATURES

As required by the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant, NATIONWIDE VLI SEPARATE ACCOUNT-4, certifies that it has caused this Registration Statement to be signed on its behalf in the City of Columbus, and State of Ohio, on this 26th day of January, 2010.

NATIONWIDE VLI SEPARATE ACCOUNT-4
(Registrant)

NATIONWIDE LIFE INSURANCE COMPANY
(Depositor)

By: /s/ PAIGE L. RYAN
Paige L. Ryan
Attorney in Fact

As required by the Securities Act of 1933, the Registration Statement has been signed by the following persons in the capacities indicated on this 26th day of January, 2010.

KIRT A. WALKER
Kirt A. Walker, President and Chief Operating Officer, and Director
MARK R. THRESHER
Mark R. Thresher, Executive Vice President and Director
TIMOTHY G. FROMMEYER
Timothy G. Frommeyer, Senior Vice President-Chief Financial Officer and Director
PETER GOLATO
Peter Golato, Senior Vice President-Individual Protection Business Head and Director
STEPHEN S. RASMUSSEN
Stephen S. Rasmussen, Director

BY /s/ PAIGE L. RYAN
Paige L. Ryan
Attorney in Fact